INDEX TO ANNUAL FINANCIAL STATEMENTS

Naspers Limited Consolidated Annual Financial Statements for the year ended March 31, 2004

Report of the independent registered public accounting firm: consolidated annual financial statements
Consolidated balance sheets
Consolidated income statements
Consolidated cash flow statements
Consolidated statements of changes in shareholders’ equity
Notes to the consolidated annual financial statements

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF NASPERS LIMITED

We have audited the consolidated balance sheets of Naspers Limited and its subsidiaries as at March 31, 2004 and 2003, and the related consolidated income statements, cash flow statements and statements of changes in shareholders’ equity for each of the three years in the period ended March 31, 2004, set out on pages F-3 to F-106. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

We conducted our audits in accordance with auditing standards generally accepted in South Africa and the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes:

•     examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
•     assessing the accounting principles used and significant estimates made by management; and
•     evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naspers Limited and its subsidiaries at March 31, 2004 and 2003 and the results of their operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2004 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.

US GAAP RECONCILIATION

Statements of Generally Accepted Accounting Practice in South Africa vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated annual financial statements.

As discussed in Note 2 to the group consolidated financial statements, Naspers Limited changed its methods of accounting under South African Statements of Generally Accepted Accounting Practice for financial instruments and for joint ventures during the period ended March 31, 2004.

PricewaterhouseCoopers Inc.
Registered Accountants & Auditors
Chartered Accountants (SA)

Cape Town, South Africa
June 25, 2004

CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2004 AND 2003

	Notes	2004	2003
		R'000	R'000
ASSETS
Non-current assets
Property, plant and equipment	5	3,273,834	3,818,229
Goodwill	6	2,053,602	2,273,116
Other intangible assets	7	437,813	515,684
Investments and loans	8	52,391	68,184
Program and film rights	9	39,896	229,644
Deferred taxation	10	456,631	171,040
Total non-current assets		6,314,167	7,075,897

Current assets
Inventory	11	365,478	420,617
Program and film rights	9	760,639	932,930
Accounts receivable	12	1,188,240	1,187,509
Other receivables	13	586,373	407,575
Amounts owing by related parties	14	49,439	37,173
Investments and loans	8	423,537	152,559
Embedded derivative assets		338,566	–
Cash and cash deposits		3,066,071	3,158,889
Total current assets		6,778,343	6,297,252

TOTAL ASSETS		13,092,510	13,373,149

EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium	15	4,592,029	4,513,383
Other reserves	16	(220,362)	135,292
Retained earnings	17	(1,189,193)	(1,145,028)
Total shareholders' equity		3,182,474	3,503,647

Minority interest		235,030	305,053
Commitments and contingencies	22	–	–

Non-current liabilities
Post-retirement medical liability	18	171,070	149,345
Long-term liabilities
Capitalized finance leases	19	1,904,971	2,378,637
Concession liabilities	19	15,799	18,178
Interest-bearing loans	19	572,536	421,721
Program and film rights	19	70,127	165,916
Non-interest-bearing loans	19	58,598	75,774
Deferred taxation	10	79,496	233,103
Total non-current liabilities		2,872,597	3,442,674

Current liabilities
Current portion of long-term liabilities	19	801,018	1,635,221
Provisions	20	96,658	65,681
Accounts payable		953,380	1,117,257
Accrued expenses and other current liabilities	21	3,028,555	2,210,129
Amounts owing to related parties	14	62,052	117,945
Taxation		512,085	271,431
Foreign exchange contract liabilities		898,200	–
Bank overdrafts and short-term loans		450,461	704,111
Total current liabilities		6,802,409	6,121,775

TOTAL EQUITY AND LIABILITIES		13,092,510	13,373,149

Net asset value per N ordinary share (cents)		1,216	1,359

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	Notes	2004	2003	2002
		R'000	R'000	R'000

Revenue	23	12,804,510	12,203,907	10,699,905
Cost of providing services and sale of goods		(6,593,527)	(6,706,387)	(6,055,839)
Selling, general and administration expenses		(3,771,776)	(4,013,692)	(3,748,578)
Earnings before interest, taxation, depreciation
amortization and impairment		2,439,207	1,483,828	895,488
Depreciation of property, plant and equipment		(635,102)	(746,429)	(713,394)
Operating profit before amortization and impairment		1,804,105	737,399	182,094
Amortization of goodwill		(419,488)	(287,320)	(332,813)
Amortization of other intangible assets		(65,019)	(68,454)	(53,367)
Impairment of program rights		(31,033)	(155,316)	–
Operating profit/(loss)	24	1,288,565	226,309	(204,086)
Finance costs	25	(664,098)	(246,742)	(430,845)
Income from investments	26	229	20	3,831
Share of equity-accounted results	8	3,147	1,469	17,125
Exceptional items	27	47,885	61,300	4,748
Profit/(loss) before taxation		675,728	42,356	(609,227)
Taxation	28	(175,853)	(161,652)	(141,359)
Profit/(loss) after taxation		499,875	(119,296)	(750,586)
Minority interest		(128,461)	(157,630)	361,021
Net profit/(loss) from continuing operations		371,414	(276,926)	(389,565)
Loss from discontinuing operations	29	–	(140,810)	(605,313)
Profit/(loss) arising on discontinuance of operations	29	–	750,878	(952,248)
Net profit/(loss) attributable to shareholders		371,414	333,142	(1,947,126)

Earnings/(loss) per N ordinary share (cents)
Basic	30	144	189	(1,336)
Fully diluted	30	140	189	(1,336)
Headline earnings/(loss) per N ordinary share (cents)
Basic	30	302	(13)	(330)
Fully diluted	30	294	(13)	(330)
Headline earnings/(loss) per N ordinary share from continuing
operations (cents)	30	302	7	(178)
Dividend paid per A ordinary share (cents)		6	5	–
Dividend paid per N ordinary share (cents)		30	25	24
Proposed dividend per A ordinary share (cents)		7	–	–
Proposed dividend per N ordinary share (cents)		38	–	–

The accompanying notes are an integral part of these annual consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENTS
THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	Notes	2004	2003	2002
		R'000	R'000	R'000

Cash flows from operating activities
Cash from activities	31	2,284,909	2,258,292	960,044
Investment income received		229	20	3,831
Dividends received from equity accounted companies		1,621	–	4,265
Cash generated from operating activities		2,286,759	2,258,312	968,140
Finance cost paid		(229,333)	(535,062)	(508,980)
Taxation paid		(306,423)	(108,710)	(78,723)
Dividends paid		(78,184)	(37,058)	(35,514)
Dividends paid to minority shareholders		(30,440)	(28,563)	(6,532)
Cash utilized in discontinuing operations		(5,806)	(277,049)	(573,991)
Net cash from/(utilized in) operating activities		1,636,573	1,271,870	(235,600)

Cash flows from investment activities
Property, plant and equipment acquired		(405,964)	(530,454)	(631,403)
Proceeds from disposal of property, plant and equipment		41,840	64,773	87,253
Additional investment in existing subsidiaries		(99,014)	(50,198)	(122,241)
Acquisition of subsidiaries	32	7,168	–	(416,433)
Additional investment in existing joint ventures	33	11,214	–	–
Disposal of subsidiaries	34	–	(566,409)	(20,123)
Dilution from subsidiary to joint venture	35	(84,744)	–	–
Net cash movements in other investments and loans		(265)	99,774	(120,986)
Net investment in associated and other companies		(1,369)	–	35,118
Investment in intangible assets		(23,916)	(65,206)	(16,091)
Short-term marketable debt and equity instruments sold		–	1,210,497	42,279
Net cash (used in)/from investment activities		(555,050)	162,777	(1,162,627)

Cash flows from financing activities
Net advances/(repayments) of long-term loans and liabilities		6,284	(511,910)	787,628
Repayments of capitalized finance lease liabilities		(315,774)	(207,052)	(238,558)
(Decrease)/increase in short-term loans		(323,057)	60,128	13,934
Issue of shares and movement in treasury shares		55,233	1,734	84,512
Share buy-back by joint venture		–	–	(44,947)
Contributions by minority shareholders		22,566	14,622	194,496
Other		–	(7,140)	–
Net cash (used in)/from financing activities		(554,748)	(649,618)	797,065

Net increase/(decrease) in cash and cash equivalents		526,775	785,029	(601,162)
Forex translation adjustments on cash and cash equivalents		(363,795)	(423,545)	592,844
Change in effective holding of joint ventures		(2,148)	(56)	591
Cash and cash equivalents at beginning of the year		2,454,778	2,093,350	2,101,077
Cash and cash equivalents at end of the year	36	2,615,610	2,454,778	2,093,350

The principal non-cash transactions are the issue of shares as consideration for business acquisitions (Note 3) and the acquisition of property, plant and equipment using finance leases (Note 5).
The accompanying notes are an integral part of these consolidated annual financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

				Other reserves
						Foreign
						currency
	Share capital and premium		Retained	Fair value	Hedging	translation
	Class A	Class N	earnings	reserve	reserve	reserve	Total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Balance April 1, 2001
As previously reported	14,243	1,612,694	535,843	–	–	389,885	2,552,665
Effect of change in
accounting policy	–	–	–	–	–	–	–
As restated	14,243	1,612,694	535,843	–	–	389,885	2,552,665
Foreign currency translation	–	–	–	–	–	556,599	556,599
Share capital issued	–	227,583	–	–	–	–	227,583
Treasury shares movement	–	2,584	–	–	–	–	2,584
Adjustments to prior year
goodwill	–	–	8,345	–	–	–	8,345
Net attributable loss	–	–	(1,947,126)	–	–	–	(1,947,126)
Dividends	–	–	(38,174)	–	–	–	(38,174)
Balance March 31, 2002	14,243	1,842,861	(1,441,112)	–	–	946,484	1,362,476

Balance April 1, 2002
As previously reported	14,243	1,842,861	(1,417,236)	–	–	946,548	1,386,416
Effect of change in
accounting policy	–	–	(23,876)	–	–	(64)	(23,940)
As restated	14,243	1,842,861	(1,441,112)	–	–	946,484	1,362,476
Foreign currency translation	–	–	–	–	–	(811,192)	(811,192)
Share capital issued	–	3,394,606	–	–	–	–	3,394,606
Treasury shares movement	–	(738,327)	–	–	–	–	(738,327)
Net attributable profit	–	–	333,142	–	–	–	333,142
Dividends	–	–	(37,058)	–	–	–	(37,058)
Balance March 31, 2003	14,243	4,499,140	(1,145,028)	–	–	135,292	3,503,647

Balance April 1, 2003
As previously reported	14,243	4,506,640	(1,128,533)	–	–	118,744	3,511,094
Effect of adopting AC133	–	–	(337,395)	(7,613)	(20,550)	–	(365,558)
Effect of change in
accounting policy	–	(7,500)	(16,495)	–	–	16,548	(7,447)
As restated	14,243	4,499,140	(1,482,423)	(7,613)	(20,550)	135,292	3,138,089
Foreign currency translation	–	–	–	–	–	(298,611)	(298,611)
Treasury shares movement	–	78,646	–	–	–	–	78,646
Net fair value losses	–	–	–	(9,331)	–	–	(9,331)
Cash flow hedges	–	–	–	–	(19,549)	–	(19,549)
Net attributable profit	–	–	371,414	–	–	–	371,414
Dividends	–	–	(78,184)	–	–	–	(78,184)
Balance March 31, 2004	14,243	4,577,786	(1,189,193)	(16,944)	(40,099)	(163,319)	3,182,474

The accompanying notes are an integral part of these consolidated annual financial statements

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

1.       NATURE OF OPERATIONS

Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries, joint ventures and associated companies (collectively, "the group") are the operation of pay television, internet and instant messaging subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.

2.   PRINCIPAL ACCOUNTING POLICIES

The consolidated annual financial statements of the group are presented in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale investments and financial assets and financial liabilities held for trading.

The group uses the South African rand as its presentation currency, being the measurement currency of the parent company. However, the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business.

The preparation of the consolidated annual financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. Actual results ultimately may differ from those estimates.

The accounting policies used in the preparation of the consolidated annual financial statements are consistent in all material aspects with those applied during the year ended March 31, 2003, except for the following accounting policy changes:

The group adopted AC133, "Financial Instruments - Recognition and Measurement", on April 1, 2003. AC133 established standards for recognizing, measuring and disclosing information about an enterprise’s financial assets and financial liabilities, including accounting for hedging transactions. Changes in the fair value of derivative instruments have been recognized in earnings as offsets to the change in fair value of the related hedged assets and liabilities, or for firm commitments and forecasted transactions, deferred and recorded as a component of shareholders’ equity until the hedged transactions occur and are recognized in earnings. According to the transitional provisions of AC133, the standard has been applied prospectively from April 1, 2003, with no restatement of the comparative figures. The cumulative impact on prior year results has been accounted for as an adjustment against equity as at April 1, 2003 (refer note 4).

The group changed its accounting policy relating to joint ventures. In prior years the group accounted for its interests in joint ventures on the equity method in terms of the allowed alternative treatment in terms of AC119, "Joint Ventures". The group decided to change this policy to the benchmark treatment in terms of AC119. In terms of the benchmark treatment the group reports its interest in a jointly controlled entity on a proportionate consolidation basis. The group is of the opinion that the benchmark treatment would give rise to better presentation of the substance and economic reality of its joint venture arrangements due to their increased significance for the group. This change in accounting policy was applied retrospectively by restating the comparative figures. The cumulative impact on prior year results is analyzed in detail in note 4 to the consolidated annual financial statements.

The group previously included the results of the internet operations of Media24 Limited and Via Afrika Limited in its segmental report as part of the Internet segment. These internet operations have now been included in the Print media and Book publishing segments respectively. Comparative figures have been restated accordingly. This change was necessitated by the integration of these operations within the Print media and Book publishing operations.

(a)	Basis of consolidation

Subsidiaries

The consolidated annual financial statements include the results of Naspers Limited and all its material subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or presently convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

(a)   Basis of consolidation

Subsidiaries (continued)

All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and in the consolidated results of the group are shown separately in the consolidated balance sheet and consolidated income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognized by the group only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. If the subsidiary subsequently turns profitable, the group recognizes all such profits until the minority shareholders’ share of losses previously absorbed by the group has been recovered.

Acquisitions of subsidiaries are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed is allocated to acquired identifiable tangible assets, identifiable intangible assets, and goodwill, and amortized over the period that the group expects to derive benefits from these assets.

Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the group generally has between 20% and 50% of the voting rights, and over which the group exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the group’s share of the associate’s post-acquisition results before taxation, exceptional items and dividends. The group's share in the associate's taxation and exceptional items is included in the taxation and exceptional items of the group, respectively. The group’s share of post-acquisition movements in reserves is accounted for in reserves. The group’s interest in the associate is carried in the balance sheet at cost, adjusted for changes in the group’s share in the post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognized on successive acquisitions. Where the group’s share of losses exceeds the carrying amount of its investment, the carrying amount is reduced to nil and no further losses are recognized, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate.

Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The group’s interest in jointly controlled entities is accounted for by proportionate consolidation. The group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

Investments

The group classified its investments in debt and equity securities into the following categories: held-for-trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short-term is defined as a period of three months or less. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Loans and receivables originated by the group and not held for trading are measured at amortized cost.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

    (a)   Basis of consolidation (continued)

Investments (continued)

Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Held-for-trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(b)	Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset’s estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Fixed property:	Factory buildings	25 years
	Other buildings	50 years
Printing presses		20 years
Production equipment		15 years
Office equipment		8 years
Computer equipment:	Manufacturing	5 years
	Office	3 years
Furniture		10 years
Vehicles		5 years
Set-top boxes		2 years
Transponders and transmitters		10 years

Major leasehold improvements are amortized over the shorter of their respective lease periods and estimated useful economic life. The carrying value of property, plant and equipment are reviewed periodically to assess whether or not the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the group. Major renovations are depreciated over the remaining useful life of the related asset.

(c)	Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalized at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognized at the estimated present value of the minimum lease payments. Capitalized leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement. The amounts of interest expense and capital repayment on finance lease payments are allocated, using the effective interest rate method.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals are charged against operating profit on a straight-line basis over the period of the lease.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions occurring on or after April 1, 2000 is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life. Goodwill on acquisitions that occurred prior to April 1, 2000 was charged in full to retained earnings. In accordance with the transitional provisions of AC131, goodwill that arose prior to April 1, 2000 has not been capitalized and amortized retrospectively. Goodwill previously charged to retained earnings is not included in the gain or loss on sale calculation when the entity to which the goodwill arose is subsequently disposed.

Goodwill is amortized using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective company at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired company. Goodwill is amortized over periods ranging from 3 to 20 years. The goodwill arising on certain acquisitions has been determined by management to have an indefinite life, however based on current guidance under SA GAAP, the goodwill on these transactions has been amortized over the maximum period of 20 years. The carrying value of goodwill is reviewed at each balance sheet date and written down for impairment where the carrying amount exceeds the recoverable amount.

Patents, brand names, trademarks, title rights and other similar intangible assets acquired on or after April 1, 2000 are capitalized at cost and amortized using the straight-line method over their useful lives, not exceeding 20 years. Some intangible assets have been determined by management to have an indefinite life, however based on current guidance under SA GAAP, these assets have been amortized over the maximum period of 20 years. Patents, brand names, trademarks, title rights and other similar intangible assets acquired before April 1, 2000 were written off against retained earnings as they were acquired. Other intangible assets acquired before April 1, 2000 have not been retroactively capitalized and amortized, as allowed by the transitional provisions of AC129. Other intangible assets previously charged to retained earnings are not included in the gain or loss calculation when the entity to which the other intangible assets arose is subsequently disposed. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The following amortization periods are used:

Patents	5 years
Title rights	8 years
Brand names & trademarks	20 years
Intellectual property rights	3 - 5 years
Concession rights	20 years

No value is attributed to internally developed trademarks or similar rights and assets. Costs incurred on these items, whether purchased or created by the group, are charged to the income statement in the period in which they are incurred.

(e)	Program and film rights

Purchased program and film rights are stated at acquisition costs less accumulated amortization. Licenses are recorded as assets and liabilities for rights acquired, and obligations incurred under license agreements when the license period begins and the cost of each program is known or reasonably determinable. Sports rights are written off on initially showing the event whereas general entertainment and films are amortized on a straight-line basis over the duration of the license or based on broadcasts where the number of showings is restricted. Amortization of program and film rights is included in cost of providing services and sale of goods. The costs of in-house programs are expensed as incurred.

(f)	Impairment of long lived assets

The group evaluates the carrying value of property, plant and equipment and other non-current assets to be held and used, including goodwill and other intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Indicators, which could trigger an impairment review include, but are not limited to, significant underperformance relative to expectations based on historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the group’s overall business, significant negative industry or economic trends, a significant and sustained decline in an investment’s share price or market capitalization relative to its net book value.

An impairment loss is recognized in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset’s recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.     PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Impairment of long lived assets (continued)

An impairment loss recognized for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized in prior years. The reversal of such an impairment loss is recognized in the income statement in the same line item as the original impairment charge.

(g)	Development activities

Research and development costs

Research and development costs are charged against operating profit as the expenditure is incurred.

Software development costs

Generally, costs associated with developing computer software programs for the group’s own use are recognized as an expense as incurred. However, expenditure that enhances or extends the benefits of acquired computer software programs beyond their original specifications or estimated useful lives is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.
Software development costs that are directly associated with identifiable and unique software products controlled by the group and will probably generate future economic benefits are capitalized, beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers.

Website development costs

Website development costs are capitalized as intangible assets if the necessary recognition criteria for capitalization can be met, otherwise it is charged against operating profit as the expenditure is incurred.

(h)	Inventory

Inventory is stated at the lower of cost or net realizable value. The cost of inventory is determined by means of the first-in-first-out basis. The cost of finished products and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to inventory purchases. Net realizable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(i)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

(j)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.

(k)	Borrowings

Borrowings are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (continued)

(l)	Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The group recognizes the estimated liability on all products still under warranty at the balance sheet date. The group recognizes a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Restructuring provisions are recognized in the period in which the group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the group are not provided in advance.

(m)	Taxation

Taxation rates

The normal South African company tax rate used is 30%.
Secondary tax on companies is calculated at 12.5%.
International tax rates vary from jurisdiction to jurisdiction.

Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred taxation.

Using this method, the group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.

The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses and timing differences can be utilized.

Secondary tax on companies ("STC")

Dividends declared are subject to STC, but are reduced by dividends received during the dividend cycle in determining the STC liability. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid.

(n)	Foreign currencies

Income statements of foreign subsidiaries regarded as foreign entities are translated to South African rand at average exchange rates for the year and the balance sheets are translated at the year end exchange rates ruling on March 31. Exchange differences arising from the translation of such entities are recognized as a foreign currency translation reserve. On disposal of such entities, the translation differences are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Foreign currency transactions in the group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges. Monetary assets and liabilities are translated at year end exchange rates.

(o)	Derivative financial instruments

The group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments mainly comprise foreign exchange contracts, interest rate caps and interest rate swap agreements. Foreign exchange contracts protect the group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Interest rate caps and swap agreements protect the group from movements in interest rates. It is the policy of the group not to trade in derivative financial instruments for speculative purposes.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (continued)

(o)	Derivative financial instruments (continued)

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The group designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting under the specific rules in AC133.
Changes in the fair value of any derivative instrument that do not qualify for hedge accounting under AC133 are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under AC133, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on translation are recognized in equity.

Embedded derivatives are derivative instruments that are embedded in another contract or host contract. The group separates an embedded derivative from its host contract and accounts for it separately, when its economic characteristics are not clearly and closely related to those of the host contract. These separated embedded derivatives are classified as trading assets or liabilities and marked to market through the income statement, provided that the combined contract is not measured at fair value with changes through the income statement.

(p)	Revenue recognition

Product sales

Sales are recognized upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.

Subscription fees

Pay-television and Internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the group. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognized in the month the service is provided.

Advertising revenues

The group mainly derives advertising revenues from advertisements published in its newspapers and magazines, broadcasted on its pay television platforms and showed online on its websites and instant messaging windows. Advertising revenues from pay television and print media products are recognized upon showing or publication over the period of the advertising contract. Online advertising revenues are recognized ratably over the period in which the advertisements are displayed.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

    (p)   Revenue recognition (continued)

Technology contracts and licensing

Continuing operations

For contracts with multiple obligations (e.g. maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue from product licenses are recognized when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the group has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognized ratably over the period during which the maintenance is to be provided. That period generally commences on the date that the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The group recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates ratably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the group recognizes revenue as the related services are performed.

The group enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognized as the network operator reports to the group its revenue share, which is generally done on a quarterly basis. Under arrangements where the group has committed to deliver unspecified future applications, the revenue earned on the delivered applications is recognized on a subscription basis over the term of the arrangement.

Discontinuing operations

For product licenses sold with integration services, the group recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months’ duration is recognized based on the completed contract method and for longer-term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined.

Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. These services include strategic interactive television consulting; middleware porting and integration services for set-top box manufacturers and chip-set vendors; network customization and field validation test services; customization of core applications or integration testing of third-party applications; client-specific solution centers; customization and implementation services for deploying HTML engine and browsers to set-top boxes and internet devices; and content transformation and training. Revenue is generally recognized based on the percentage of completion method, provided there are insignificant amounts of risk associated with customer acceptance. Revenue earned from professional services that possess significant customer acceptance risk is recognized based on the completed contract method. The types of arrangements that involve significant customer acceptance risk include services that involve significant production, modification or customization of software. Since SA GAAP does not contain specific guidance for recognizing revenue on technically-based professional services, under these arrangements, the arrangements are accounted for in conformity with specific accounting guidance in the United States including ARB No 45, using the relevant guidance in SOP 81-1, as guided by SOP 97-2. In cases where services do not involve such significant production, modification or customization of software, then service revenue is recognized separately from the software license revenue and is recognized as the services are being performed, as required by SOP 97-2.

Instant messaging services

The group’s activities include operating instant messaging platforms from which it derives revenues from provision of mobile and telecommunications value-added services and Internet value-added services.

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services and other mobile value-added services. These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("Mobile and Telecom Service Fees"). These services are predominantly delivered through the platforms of various mobile operators and they also collect the Mobile and Telecom Service Fees on behalf of the group. Mobile and Telecom Service Fees are recognized in the amount invoiced to the group’s customers by the various mobile operators, less any sales taxes. Fixed commissions, other expenses and bad debt expenses are recorded as an element of cost of providing services.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

(p)   Revenue recognition (continued)

Instant messaging services (continued)

Revenue from Internet value-added services ("Internet Service Fees") are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilizes instant messaging and online entertainment services. Similar to mobile and telecommunication value-added services these services are substantially delivered to the group’s customers through the platforms of various mobile operators with monthly subscriptions paid/payable by the users. In addition, a small portion of the Internet Service Fees is prepaid by the customers to the group in the form of prepaid point cards. Revenue related to these prepaid services are recorded as deferred revenue and amortized on a straight-line basis into income over the estimated usage period.

Tuition fees

Tuition fees are non-refundable and are recognized on a percentage of completion method over the term of the applicable course.

Interest income

Interest is accrued on a time-proportion basis, recognizing the effective yield on the underlying assets.

Dividend income

Dividends are recognized when the right to receive payment is established.

(q)	Employee benefits

Retirement benefits

The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group’s contributions to retirement funds are recognized as an expense when the employees render the related service.

Medical aid benefits

The group’s contributions to medical aid benefit funds for employees are recognized as an expense in the period during which the employees render services to the group.

Post-retirement medical aid benefit

Some group companies provide post-retirement health-care benefits to their retirees. The entitlement to post-retirement health-care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out valuations of these obligations. All actuarial gains and losses are recognized immediately in the income statement. The actuarial valuation method used to value the obligations is the Projected Unit Credit Method. Future benefits valued are projected using specific actuarial assumptions and the liability to in-service members is accrued over the expected working lifetime. These obligations are unfunded.

(r)	Equity compensation benefits

No compensation cost is recognized for options or shares granted to employees from share incentive plans.

(s)	Segment reporting

The primary segmental reporting has been prepared based on the group’s method of internal reporting, which disaggregates its business by service or product. The secondary segmental reporting has been prepared on a geographical basis.

(t)	Discontinuing operations

A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Advertising expenses

Advertising expenses are expensed in the financial period in which they are incurred.

(v)	Treasury shares

Where subsidiaries hold shares in the holding company’s equity share capital, the consideration paid including any attributable incremental external costs is deducted from total shareholders’ equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares.

(w)	Exceptional items

The group’s policy is to show separately, as exceptional items, certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group’s performance and to make comparisons of operating margins more meaningful.

(x)	Recently issued accounting standards

The Accounting Practices Board ("APB") issued statement AC501 "Accounting for South African secondary tax on companies (STC)" in November 2003. This statement is effective for financial statements periods beginning on or after January 1, 2004. This statement addresses the accounting treatment and disclosure requirements of STC in an entity’s financial statements. The group will adopt AC501 in financial year March 2005 and is currently evaluating the effects of the statement, but do not expect it to have a material effect.

The APB issued exposure draft ED169 "Changes in decommissioning, restoration and similar liabilities" in September 2003 and does not yet have an effective date for implementation. The objective of this exposure draft is to address the accounting for changes in decommissioning, restoration and similar liabilities. The group will adopt ED169 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect.

The APB issued exposure draft ED172 "Determining whether an arrangement contains a lease" in January 2004 and does not yet have an effective date for implementation. The objective of this exposure draft is to provide guidance for when certain arrangements should be accounted for as a lease. The group will adopt ED172 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect.

The new JSE Securities Exchange South Africa Listing Requirements requires that the group apply International Financial Reporting Standards ("IFRS") for the year ended March 31, 2006. The group has not yet assessed whether the adoption of IFRS will have a material effect on the group’s results of operations and financial position. The following IFRS standards will have an impact for the 2006 year-end:

The International Accounting Standards Board ("IASB") issued IFRS 1 "First-time adoption of IFRS" in June 2003. This statement applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. It sets out the procedures that the group will have to follow in preparation of its annual financial statements for the March 31, 2006 financial year.

The IASB issued its improved standards under the "Improvements project" in December 2003. This exposure draft is on improvements to International Accounting Standards ("IAS") and proposes substantial revisions to the certain standards and lesser revisions to some others. The group will adopt the reissued standards in financial year March 2006 and is currently evaluating the effects of these reissued statements.

The IASB issued its revised standards on financial instruments, IAS 32 and 39 "Financial instruments: disclosure and presentation and Financial instruments: recognition and measurement" in December 2003 and is effective for the group from its March 31, 2006 year-end. These revisions establish significant amendments to the two South African Accounting Standards dealing with accounting for financial instruments, AC125 and AC133. The group is currently evaluating the effects of the revisions.

The IASB issued IFRS 2 "Share-based payments" in February 2004 and will be effective date for the group’s 2005 year-end. The objective of this standard is to ensure that an entity recognizes all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The group will adopt IFRS 2 when it becomes effective and is currently evaluating the effects of the standard.

The IASB issued IFRS 3 "Business combinations" in March 2004 and will be effective for the group’s March 2005 year-end. The objective of this standard is to improve the quality of, and seek international convergence on, the accounting for business combinations. The group will adopt IFRS 3 when it becomes effective and is currently evaluating the effects of the standard.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.         PRINCIPAL ACCOUNTING POLICIES (continued)

(x)	Recently issued accounting standards (continued)

The IASB issued IFRS 5 "Disposal of non-current assets and presentation of discontinued operations" in March 2004 and will be effective date for the group’s March 31, 2006 year-end. The objective of this standard is to improve the information in financial statements about assets and disposal groups that are to be disposed of and discontinued operations. The group will adopt IFRS 5 when it becomes effective and is currently evaluating the effects of the standard.

3.         SIGNIFICANT ACQUISITIONS AND DIVESTITURES

Financial year ended March 31, 2004:

On April 22, 2003, the group acquired an additional 15% in MultiChoice Kenya Holdings Limited for a purchase consideration of U.S. $0.3 million. This increased the group’s effective shareholding in MultiChoice Kenya Limited to 60%.

On July 3, 2003, Media24 Limited ("Media24") acquired, pursuant to a put option exercised by the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited ("Paarl Media"), for a purchase consideration of Rand 95 million in cash. This increased Media24’s effective financial interest in Paarl Media to 84.21%. The total purchase consideration of Rand 95.2 million (including expenses of Rand 0.2 million) was allocated based upon an appraisal, as follows: net assets (Rand 34.1 million) and goodwill (Rand 61.1 million). The goodwill is to be amortized over its estimated useful live of eight years. The goodwill is mainly attributable to the market share of Paarl Media in the South African printing industry.

NetMed NV ("NetMed") announced on June 19, 2003, that subject to the fulfillment of certain conditions precedent, it had reached an agreement with Teletypos SA ("Teletypos"), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately €6.6 million in cash and a 12.5% equity interest in NetMed. As at March 31, 2004 and the approval date of these annual financial statements, some of the conditions precedent have not been fulfilled, therefore this transaction has not been reflected in the annual financial statements for the year ended March 31, 2004.

On August 11, 2003, Tencent Holdings Limited bought back some of its own shares, resulting in the group owning through its subsidiary, MIH QQ (BVI) Limited, 50% of the share capital of Tencent (Holdings) Limited, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until that date as the group exercised control over Tencent. After this transaction the group enjoyed joint control with the founders, therefore the results of Tencent subsequent to this transaction were proportionately consolidated.

On October 22, 2003, the group disposed of its interests in Cable News Egypt Limited and Nile Communications Network Limited for U.S. $0.9 million and U.S. $0.7 million respectively. A profit of U.S. $0.6 million was realized on disposal.

On March 24, 2004, the last conditions precedent relating to schemes of arrangement under Section 311 of the South African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19.62% financial interest in Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") respectively. Minority shareholders in M-Net/SuperSport were offered Rand 8.50 in cash per M-Net/SuperSport linked unit or one Naspers Class N ordinary share for every 4.5 M-Net/SuperSport linked units. Subsequent to March 31, 2004, Naspers issued 17,532,061 Naspers Class N ordinary shares in consideration for 78,894,421 M-Net/SuperSport linked units and paid cash of Rand 61.7 million for a further 7,259,747 M-Net/SuperSport linked units. The investment in 33,686,280 of these M-Net and SuperSport shares for a consideration of Rand 314.2 million was classified as an available-for-sale investment at March 31, 2004, due to an outstanding call option over these shares. The remaining purchase consideration of Rand 503.3 million (including expenses of Rand 1.9 million) relating to the remaining 52,467,888 M-Net and SuperSport shares was accounted for as an investment in a joint venture and allocated based upon an appraisal, as follows: net liabilities (Rand 2.2 million), intangible net assets other than goodwill (Rand 12.6 million) and goodwill (Rand 492.9 million). The intangible assets and goodwill are both deemed to have indefinite useful lives and are therefore amortized over the maximum allowed period of 20 years. The goodwill is mainly attributable to the key role that M-Net and SuperSport are playing in the provision of content to the South African pay television market.

Subsequent to March 31, 2004, Johnnic Communications Limited ("Johncom") exercised a call option on Naspers relating to 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of the Section 311 schemes of arrangement. Naspers sold 33,686,280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million resulting in a loss of Rand 27.9 million on disposal. Naspers retained an effective 60.12% interest in both M-Net and SuperSport.

Subsequent to March 31, 2004, Tencent Holdings Limited ("Tencent") completed an initial public offering of shares on June 16, 2004 and listed on the Hong Kong Stock Exchange. The group’s interest in Tencent diluted from 50% to approximately 37.5%. Tencent’s net proceeds were approximately H.K. $1.42 billion.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.    SIGNIFICANT ACQUISITIONS AND DIVESTITURES (continued)

Financial year ended March 31, 2003:

In August 2002, MIH Limited ("MIHL") sold all of its shares in OpenTV Inc. ("OpenTV") to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million (U.S. $46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (U.S. $17 million) and MultiChoice Africa, a subsidiary of MIHL, paid Rand 47.7 million (U.S. $4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations.

In December 2002 a merger agreement was concluded in terms of which MIHL merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL’s outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL A ordinary share. The group further concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of the group. The total purchase consideration of Rand 3,376.2 million (including expenses of Rand 52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,035.4 million), intangible net assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,336.6 million to subsidiaries and Rand 510.6 million to associated companies and joint ventures). The intangible assets and goodwill are to be amortized over their estimated useful lives. The goodwill is mainly attributable to synergies between the various media businesses and the dominant market position of certain business units within the group.

Financial year ended March 31, 2002:

In April 2001 the group concluded an agreement in terms of which Paarl Print (Proprietary) Limited was acquired for approximately Rand 63 million. This business, which specializes in printing high quality flat sheet magazines, pamphlets and labels, was merged with Media24 Limited’s NBD division, the group’s book printing division, and now forms part of the group’s printing entity, Paarl Media Holdings (Proprietary) Limited.

In May 2001 the group acquired a 46.5% stake in Tencent Holdings Limited, which is the operator of QQ, an instant-messaging platform in China, for a purchase consideration (including costs directly attributable to the acquisition) of Rand 266.0 million, settled in cash. Subsequent to this acquisition, the group made additional cash funding of Rand 8.0 million, in proportion to its shareholding. The purchase consideration was allocated to net tangible assets acquired of Rand 32.8 million and goodwill of Rand 241.2 million, which will be amortized over its estimated useful life of three years.

During May 2001 the group acquired an additional 47.92% interest in Educor Holdings Limited ("Educor"), the group’s private education subsidiary. This took the group’s interest to 93.5% after the transaction. The acquisition was made as part of a section 311 scheme of arrangement in terms of the South African Companies Act, 1973. The purchase consideration amounted to Rand 86.6 million and was settled in a combination of Class N ordinary shares and cash. Educor was subsequently delisted from the JSE Securities Exchange South Africa.
In June 2001 OpenTV, acquired a 100% interest in Static 2358 Limited ("Static"), a privately-held leading interactive TV media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static’s privately-held shares in a combined share and cash transaction. Static shareholders and option-holders received an aggregate of 2,719,048 Class A ordinary shares with a value of Rand 307.2 million at the acquisition date, and approximately Rand 102.1 million in cash. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static earned an additional consideration of 626,872 Class A ordinary shares which were issued in early 2002. Additional goodwill of Rand 29.8 million was recorded based on the fair value of the shares at the date of issuance. The total purchase consideration (including expenses of Rand 12.1 million) was allocated based upon an appraisal, as follows: net liabilities (Rand 44.2 million), intangible net assets other than goodwill (Rand 132.8 million) and goodwill (Rand 357.4 million). The other intangible assets are to be amortized over their estimated useful lives of three years and goodwill will be amortized over its useful life of five years. The issue of shares by OpenTV to acquire Static gave rise to a dilution loss of Rand 131.2 million.

During July 2001 the group disposed of its 100% interest in A-1 Net Holdings Limited and its wholly-owned subsidiary, M-Web Online Company Limited, for a consideration of Rand 8.2 million, resulting in a loss on disposal of Rand 47.7 million.

During July 2001 the group reduced its 40% interest to 15% in its joint venture, SOE International SA, which also owns AEK PAE and Basic Hellas SA. A net profit on disposal of Rand 30.4 million was recorded. The group continues to have a 15% non-funding investment in AEK PAE. This interest has been accounted for using the equity method up until the date of disposal and as an investment at cost thereafter as the group no longer exercises any significant influence over its operations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.    SIGNIFICANT ACQUISITIONS AND DIVESTITURES (continued)

       Financial year ended March 31, 2002 (continued)

In July 2001 the group concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire an additional 18.59% interest in M-Web Holdings Limited ("M-Web"), the group’s on-line service provider in South Africa. The transaction was conducted at an exchange ratio of 15 M-Web shares for each Class N ordinary share consideration. A total of 4,690,450 Class N ordinary shares were issued. M-Web was subsequently delisted from the JSE Securities Exchange South Africa.

In October 2001 the group’s subsidiary NetMed issued 622 Class E ordinary shares to Antenna TV SA for a total consideration of Rand 115.9 million (representing a 5% interest in NetMed). Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a dilution gain of Rand 100.4 million.

During December 2001 the group disposed of its 100% interest in Eefoo.com (BVI) Limited, which owns a 52.5% equity interest in Shanghai Eefoo Network Technology Development Company Limited. This investment was disposed of for a cash consideration of Rand 3.0 million resulting in a loss on disposal of Rand 29.4 million.

During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc., resulting in a net profit on disposal of Rand 22.7 million.

During March 2002 the group disposed of its 10% interest in 21 Vianet Inc. for a consideration of Rand 11.4 million, resulting in a loss on disposal of Rand 42.8 million.
MultiChoice Egypt was liquidated with effect from March 31, 2002. The remaining assets of MultiChoice Egypt were sold to Cable Network Egypt ("CNE") in consideration for shares issued to MultiChoice Africa by CNE. This increased the group’s ownership of CNE from 10.5% to 16.5%.

4.    CHANGE IN ACCOUNTING POLICIES

The group changed its accounting policy relating to joint ventures. In prior years the group accounted for its interests in joint ventures on the equity method in terms of the allowed alternative treatment in terms of AC119, "Joint Ventures". The group decided to change this policy to the benchmark treatment in terms of AC119. In terms of the benchmark treatment the group reports its interest in a jointly controlled entity on a proportionate consolidation basis. The impact of this change on the prior periods’ income statements and reserves is as follows:

		Share
	Opening	capital and	Other	Income before
	reserves	premium	reserves	taxation	Taxation	Minorities	Net
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
March 2003	(23,940)	(7,500)	16,612	5,225	(2,007)	4,163	(7,447)
March 2002	–	–	(64)	(63,224)	6,455	32,893	(23,940)

The group adopted AC133, "Financial Instruments - Recognition and Measurement", on April 1, 2003. The impact of the adoption on the group’s opening reserves was as follows:

	Other reserves			Retained earnings			Total
	Gross	Taxation	Net	Gross	Taxation	Net
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
April 1, 2003	(40,233)	12,070	(28,163)	(481,993)	144,598	(337,395)	(365,558)

The impact of the change in accounting policy on the balance sheet as at March 31, 2003 is shown on the next page. The impact of reclassifications of certain balance sheet items is also highlighted. These reclassifications were done to conform to presentation in the current year and to rectify certain misallocations in the prior year. None of the reclassifications had any impact on the net asset value at March 31, 2003 or the income statements for the years ended March 31, 2003 and 2002. Reclassifications related to the following:

1.)	Reclassification between other intangible assets and goodwill, to rectify a misallocation in the prior year.
2.)	Reclassification between deferred taxation and taxation payable, to rectify a misallocation in the prior year.
3.)	Reclassification between accounts receivable and accounts payable to conform to presentation in the current year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.    CHANGE IN ACCOUNTING POLICIES (continued)

	March 2003	Adoption of
	As previously	proportionate			March 2003
	reported	consolidation	Reclassifications		Restated
	R'000	R'000	R'000		R'000
ASSETS
Non-current assets
Property, plant and equipment	3,592,251	225,978	–		3,818,229
Goodwill	1,590,269	494,204	188 643	1	2,273,116
Other intangible assets	634,666	69,661	(188 643)	1	515,684
Investments and loans	733,460	(665,276)	–		68,184
Program and film rights	227,295	2,349	–		229,644
Deferred taxation	126,114	44,926	–		171,040
Total non-current assets	6,904,055	171,842	–		7,075,897

Current assets
Inventory	412,580	8,037	–		420,617
Program and film rights	403,973	528,957	–		932,930
Accounts receivable	1,151,823	107,158	(71 472)	3	1,187,509
Other receivables	324,667	82,908	–		407,575
Amounts owing by related parties	38,070	(897)	–		37,173
Investments and loans	152,559	–	–		152,559
Cash and cash deposits	2,792,117	366,772	–		3,158,889
Total current assets	5,275,789	1,092,935	(71 472)		6,297,252

TOTAL ASSETS	12,179,844	1,264,777	(71 472)		13,373,149

EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium	4,520,883	(7,500)	–		4,513,383
Other reserves	118,744	16,548	–		135,292
Retained earnings	(1,128,533)	(16,495)	–		(1,145,028)
Total shareholders' equity	3,511,094	(7,447)	–		3,503,647

Minority interest	300,842	4,211	–		305,053

Non-current liabilities
Post-retirement medical liability	146,256	3,089	–		149,345
Long-term liabilities
Capitalized finance leases	2,277,153	101,484	–		2,378,637
Concession liabilities	–	18,178	–		18,178
Interest-bearing loans	412,372	9,349	–		421,721
Program and film rights	157,508	8,408	–		165,916
Non-interest-bearing loans	33,214	42,560	–		75,774
Deferred taxation	70,671	130,592	31 840	2	233,103
Total non-current liabilities	3,097,174	313,660	31 840		3,442,674

Current liabilities
Current portion of long-term liabilities	1,246,645	388,576	–		1,635,221
Provisions	60,062	5,619	–		65,681
Accounts payable	944,296	244,433	(71 472)	3	1,117,257
Accrued expenses and other current liabilities	1,923,762	286,367	–		2,210,129
Amounts owing to related parties	259,171	(141,226)	–		117,945
Taxation	222,664	80,607	(31 840)	2	271,431
Bank overdrafts and short-term loans	614,134	89,977	–		704,111
Total current liabilities	5,270,734	954,353	(103 312)		6,121,775

TOTAL EQUITY AND LIABILITIES	12,179,844	1,264,777	(71 472)		13,373,149

Net asset value per N ordinary share (cents)	1,360	(1)	–		1,359

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.    CHANGE IN ACCOUNTING POLICIES (continued)

The impact on the income statement for the year ended March 31, 2003 as a result of the adoption of proportionate consolidation for joint ventures is indicated below:

	March 2003	Adoption of
	As previously	proportionate	March 2003
	reported	consolidation	Restated
	R'000	R'000	R'000

Revenue	11,186,719	1,017,188	12,203,907
Cost of providing services and sale of goods	(6,443,877)	(262,510)	(6,706,387)
Selling, general and administration expenses	(3,551,248)	(462,444)	(4,013,692)
Earnings before interest, taxation, depreciation
amortization and impairment	1,191,594	292,234	1,483,828
Depreciation of property, plant and equipment	(664,116)	(82,313)	(746,429)
Operating profit before amortization and impairment	527,478	209,921	737,399
Amortization of goodwill and other intangibles	(341,893)	(13,881)	(355,774)
Impairment of program rights	(155,316)	–	(155,316)
Operating profit	30,269	196,040	226,309
Finance costs	(222,954)	(23,788)	(246,742)
Income from investments	20	–	20
Share of equity-accounted results	168,496	(167,027)	1,469
Exceptional items	61,300	–	61,300
Profit before taxation	37,131	5,225	42,356
Taxation	(159,645)	(2,007)	(161,652)
Loss after taxation	(122,514)	3,218	(119,296)
Minority interest	(161,793)	4,163	(157,630)
Net loss from continuing operations	(284,307)	7,381	(276,926)
Loss from discontinuing operations	(140,810)	–	(140,810)
Profit arising on discontinuance of operations	750,878	–	750,878
Net profit attributable to shareholders	325,761	7,381	333,142

Earnings per N ordinary share (cents)
Basic	185	4	189
Fully diluted	185	4	189
Headline loss per N ordinary share (cents)
Basic	(19)	6	(13)
Fully diluted	(19)	6	(13)
Headline earnings per N ordinary share from continuing
operations (cents)	1	6	7

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.    CHANGE IN ACCOUNTING POLICIES (continued)

The impact on the income statement for the year ended March 31, 2002 as a result of the adoption of proportionate consolidation for joint ventures is indicated below:

	March 2002	Adoption of
	As previously	proportionate	March 2002
	reported	consolidation	Restated
	R'000	R'000	R'000

Revenue	9,836,609	863,296	10,699,905
Cost of providing services and sale of goods	(5,786,549)	(269,290)	(6,055,839)
Selling, general and administration expenses	(3,340,884)	(407,694)	(3,748,578)
Earnings before interest, taxation, depreciation
amortization and impairment	709,176	186,312	895,488
Depreciation of property, plant and equipment	(636,158)	(77,236)	(713,394)
Operating profit before amortization and impairment	73,018	109,076	182,094
Amortization of goodwill and other intangibles	(373,434)	(12,746)	(386,180)
Operating loss	(300,416)	96,330	(204,086)
Finance costs	(411,745)	(19,100)	(430,845)
Income from investments	3,831	–	3,831
Share of equity-accounted results	157,265	(140,140)	17,125
Exceptional items	5,062	(314)	4,748
Loss before taxation	(546,003)	(63,224)	(609,227)
Taxation	(147,814)	6,455	(141,359)
Loss after taxation	(693,817)	(56,769)	(750,586)
Minority interest	328,128	32,893	361,021
Net loss from continuing operations	(365,689)	(23,876)	(389,565)
Loss from discontinuing operations	(605,313)	–	(605,313)
Loss arising on discontinuance of operations	(952,248)	–	(952,248)
Net loss attributable to shareholders	(1,923,250)	(23,876)	(1,947,126)

Loss per N ordinary share (cents)
Basic	(1,320)	(16)	(1,336)
Fully diluted	(1,320)	(16)	(1,336)
Headline loss per N ordinary share (cents)
Basic	(313)	(17)	(330)
Fully diluted	(313)	(17)	(330)
Headline loss per N ordinary share from continuing
operations (cents)	(162)	(16)	(178)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

March 31
2004	2003
R'000	R'000

5.  PROPERTY, PLANT AND EQUIPMENT

Land and buildings - owned	590,172	536,520
Cost price	682,846	614,507
Accumulated depreciation	92,674	77,987

Land and buildings - leased	99,930	111,617
Cost price	114,956	124,339
Accumulated depreciation	15,026	12,722

Manufacturing equipment - owned	396,860	425,495
Cost price	833,004	818,039
Accumulated depreciation	436,144	392,544

Manufacturing equipment - leased	69,234	80,574
Cost price	144,810	144,887
Accumulated depreciation	75,576	64,313

Transmission equipment and set-top boxes - owned	69,715	87,207
Cost price	512,250	515,901
Accumulated depreciation	442,535	428,694

Transmission equipment and set-top boxes - leased	1,568,298	1,992,780
Cost price	2,708,221	3,019,179
Accumulated depreciation	1,139,923	1,026,399

Vehicles, computer and office equipment - owned	405,054	469,012
Cost price	1,573,271	1,569,310
Accumulated depreciation	1,168,217	1,100,298

Vehicles, computers and office equipment - leased	12,902	99,617
Cost price	44,250	145,884
Accumulated depreciation	31,348	46,267

Subtotal	3,212,165	3,802,822
Work-in-progress	61,669	15,407
Net book value	3,273,834	3,818,229

Total cost price	6,675,277	6,967,453
Total accumulated depreciation	3,401,443	3,149,224
Net book value	3,273,834	3,818,229

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.   PROPERTY, PLANT AND EQUIPMENT (continued)

			Transmission	Vehicles,
		Manufac-	equipment	computers
	Land and	turing	and	and office	Total	Total
	buildings	equipment	set-top boxes	equipment	2004	2003
	R'000	R'000	R'000	R'000	R'000	R'000
Cost price
Balance April 1	738,846	962,926	3,535,080	1,715,194	6,952,046	8,035,999
Currency translation differences	(9,700)	(4,171)	(364,305)	(144,341)	(522,517)	(1,065,038)
Reallocations	(394)	2,619	–	(2,225)	–	–
Asset impairment	–	–	–	–	–	(2,251)
Acquisition of subsidiaries	–	–	–	16,410	16,410	716
Acquisitions	75,472	49,697	41,494	232,480	399,143	650,784
Successive acquisition	–	–	–	–	–	122,313
Disposals	(5,165)	(33,257)	(4,789)	(168,573)	(211,784)	(790,292)
Change in effective holding
of joint ventures	(1,257)	–	12,991	(31,424)	(19,690)	(185)
Balance March 31	797,802	977,814	3,220,471	1,617,521	6,613,608	6,952,046

Accumulated depreciation
Balance April 1	90,709	456,857	1,455,093	1,146,565	3,149,224	3,239,923
Currency translation differences	(2,840)	(4,052)	(172,746)	(50,158)	(229,796)	(427,138)
Reallocations	(470)	155	–	315	–	–
Acquisition of subsidiaries	–	–	–	15,444	15,444	387
Disposals	(3,030)	(12,720)	(2,310)	(158,013)	(176,073)	(455,244)
Depreciation	23,526	71,480	289,449	250,647	635,102	791,396
Change in effective holding
of joint ventures	(195)	–	12,972	(5,235)	7,542	(100)
Balance March 31	107,700	511,720	1,582,458	1,199,565	3,401,443	3,149,224

Work-in-progress					61,669	15,407

Net book value	690,102	466,094	1,638,013	417,956	3,273,834	3,818,229

					March 31
					2004	2003
Classification of depreciation in income statements					R'000	R'000

Depreciation - continuing operations					635,102	791,396
Depreciation - discontinuing operations					–	(44,967)

					635,102	746,429

The group has pledged property, plant and equipment with a carrying value of Rand 161.7 million at March 31, 2004 (2003: Rand 230.2 million) as security against certain term loans and overdrafts with banks.

Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

6.    GOODWILL

March 31
2004	2003
R'000	R'000

Cost price
Balance April 1	2,811,992	4,646,996
Currency translation differences	(309,850)	(518,032)
Adjustments to goodwill resulting from adjustment of deferred tax asset	(107,703)	–
Impairment	(8,331)	–
Acquisition of subsidiaries	7,965	8,004
Disposal of subsidiaries	–	(3,200,000)
Acquisitions	17,632	27,720
Disposals	(3,159)	–
Successive acquisition	392,652	1,847,307
Change in effective holding of joint venture	(17,476)	(3)
Balance March 31	2,783,722	2,811,992

Accumulated amortization
Balance April 1	538,876	1,429,511
Currency translation differences	(100,955)	(127,084)
Adjustments to goodwill resulting from adjustment of deferred tax asset	7,180	–
Impairment	1,014	11,953
Disposal of subsidiaries	–	(1,645,518)
Disposals	(978)	–
Amortization	295,260	870,014
Change in effective holding in joint venture	(10,277)	–
Balance March 31	730,120	538,876

Net book value	2,053,602	2,273,116

	2004	2003
	R'000	R'000

Classification of amortization in income statements
Amortization per income statement	419,488	287,320
Amortization for the year	295,260	275,367
Impairments and adjustments	124,228	11,953
Amortization included in loss from discontinuing operations	–	594,647
	419,488	881,967

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

6.    GOODWILL (continued)

The changes in the carrying amount of goodwill on a segmental basis for the year ended March 31, 2004 are as follows:

	Subscriber platforms			Print media	Books & private education
	Pay
	television	Internet	Technology		Books	Education	Total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Net book value
Balance April 1	1,737,889	315,590	62,903	66,964	2,241	87,529	2,273,116
Currency translation differences	(169,919)	(28,638)	(10,338)	–	–	–	(208,895)
Impairment	(114,967)	(8,118)	–	–	(1,143)	–	(124,228)
Acquisition of subsidiaries	–	–	–	–	6,500	1,465	7,965
Acquisitions	3,491	13,693	–	448	–	–	17,632
Disposals	–	(650)	–	(1,521)	(10)	–	(2,181)
Successive acquisition	330,172	–	–	62,480	–	–	392,652
Amortization	(85,164)	(144,456)	(22,403)	(13,589)	(1,988)	(27,660)	(295,260)
Change in effective holding of
joint ventures	–	(7,199)	–	–	–	–	(7,199)
Balance March 31	1,701,502	140,222	30,162	114,782	5,600	61,334	2,053,602

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.    OTHER INTANGIBLE ASSETS

		Intellectual	Brand
	Concession	property	names and	Total	Total
	rights	rights	title rights	2004	2003
	R'000	R'000	R'000	R'000	R'000

Cost price
Balance 1 April	14,639	220,699	366,838	602,176	621,375
Currency translation differences	(1,866)	(32,681)	(9,874)	(44,421)	(107,491)
Impairment	–	(153)	3,092	2,939	(13,764)
Acquisition of subsidiaries	–	–	–	–	1,767
Disposal of subsidiaries	–	–	–	–	(450,145)
Acquisitions	–	15,522	30	15,552	41,891
Disposals	–	(500)	–	(500)	(4,786)
Successive acquisition	–	440	13,637	14,077	513,340
Change in effective holding
of joint venture	–	(79)	(1,113)	(1,192)	(11)
Balance 31 March	12,773	203,248	372,610	588,631	602,176

Accumulated amortization
Balance 1 April	5,469	70,058	10,965	86,492	186,777
Currency translation differences	(741)	(2,474)	(646)	(3,861)	(40,190)
Impairment	–	2,581	3,373	5,954	12,228
Disposal of subsidiaries	–	–	–	–	(149,615)
Disposals	–	–	–	–	(9,541)
Successive acquisition	–	254	405	659	–
Amortization	613	41,856	19,535	62,004	87,322
Change in effective holding
in joint venture	–	(330)	(100)	(430)	(489)
Balance 31 March	5,341	111,945	33,532	150,818	86,492

Net book value	7,432	91,303	339,078	437,813	515,684

				2004	2003
				R'000	R'000

Classification of amortization in income statements
Amortization per income statement				65,019	68,454
Amortization for the year				62,004	42,462
Impairments and write-offs				3,015	25,992
Amortization included in loss from discontinuing operations				–	44,860
				65,019	113,314

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

March 31
2004	2003
R'000	R'000

8.    INVESTMENTS AND LOANS

Investments in associated companies
Unlisted	30,871	23,242
	30,871	23,242

Available-for-sale investments
Listed	137,204	152,559
Unlisted	286,522	17,942
	423,726	170,501

Originating loans
Unlisted	21,331	27,000
	21,331	27,000

Total investments and loans	475,928	220,743

Investments classified on balance sheets
Non-current	52,391	68,184
Current	423,537	152,559
	475,928	220,743

Market value of total listed investments	137,204	152,559
Directors' valuation of total unlisted investments and loans, as approved
by the directors of the respective group companies	338,724	68,184

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.   INVESTMENTS AND LOANS (continued)

The following information relates to Naspers Limited’s financial interest in its significant subsidiaries, over which the group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of subsidiary	Measurement currency	D or I	Effective percentage interest*		Nature of business	Country of incorporation
			2004	2003
			%	%
Media24 Limited	ZAR	D	100.0	100.0	Print media	South Africa
Paarl Media Holdings (Proprietary) Limited	ZAR	I	84.2	73.7	Printing	South Africa
Via Afrika Limited (previously Nasboek Limited)	ZAR	D	100.0	100.0	Book publishing and retail	South Africa
Educor Holdings Limited	ZAR	I	93.5	93.5	Private education	South Africa
MIH Investments (Proprietary) Limited	ZAR	D	100.0	100.0	Investment holding	South Africa
MIH Holdings Limited	ZAR	I	100.0	100.0	Investment holding	South Africa
MultiChoice Africa (Proprietary) Limited	ZAR	I	100.0	100.0	Subscription television	South Africa
M-Web Holdings Limited	ZAR	I	100.0	100.0	Internet service and content provider	South Africa
MIH (BVI) Limited	USD	I	100.0	100.0	Investment holding	British Virgin Islands
Myriad International Holdings BV	EUR	I	100.0	100.0	Investment holding	The Netherlands
MultiChoice Africa Limited	USD	I	100.0	100.0	Subscription television	Mauritius
NetMed NV	EUR	I	84.7	84.7	Investment holding	The Netherlands
NetMed Hellas SA	EUR	I	84.7	84.7	Subscription television	Greece
MultiChoice Hellas SA	EUR	I	44.9	44.9	Subscription television	Greece
MultiChoice Cyprus Holdings Limited	CYP	I	58.5	58.5	Investment holding	Cyprus
MultiChoice Cyprus Limited	CYP	I	29.9	29.9	Subscription television	Cyprus
Irdeto Access BV	USD	I	100.0	100.0	Technology development	The Netherlands
Tencent Holdings Limited	CNY	I	–	46.5	Instant messaging services	Cayman Islands
Shanghai Sportscn.com Information Technology Company Limited	CNY	I	87.7	87.7	Online sport content	China
Entriq Inc.	USD	I	100.0	100.0	Technology development	USA
M-Web (Thailand) Limited	THB	I	100.0	100.0	Internet content provider	Thailand
Internet Knowledge Service Centre Company Limited	THB	I	62.5	62.5	Internet content provider	Thailand
D  - Direct interest
I    - Combined direct and indirect effective interest
*   - The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.  INVESTMENTS AND LOANS (continued)

The following information relates to Naspers Limited’s financial interest in its significant joint ventures, over which the group has joint voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of joint venture	Measurement currency	D or I	Effective percentage interest*		Nature of business	Country of incorporation
			2004	2003
			%	%
MNH Holdings (1998) (Proprietary) Limited	ZAR	D	50.0	50.0	Investment holding	South Africa
Electronic Media Network Limited	ZAR	I	60.1	54.1	Pay TV content provider	South Africa
SuperSport International Holdings Limited	ZAR	I	60.1	54.1	Pay TV content provider	South Africa
United Broadcasting Corporation Public Company Limited	THB	I	30.8	31.1	Subscription television	Thailand
MultiChoice Supplies (Proprietary) Limited	ZAR	I	50.0	50.0	Set-top box rentals	South Africa
Tencent Holdings Limited	CNY	I	50.0	–	Instant messaging services	Cayman Islands
KSC Commercial Internet Company Limited	THB	I	40.6	40.6	Internet service provider	Thailand
Myriad International Programming Services BV	EUR	I	80.0	77.0	Programme content acquisition	The Netherlands
The Natal Witness Printing and Publishing Company (Proprietary) Limited	ZAR	I	50.0	50.0	Newspaper publishing and printing	South Africa
D  - Direct interest
I   - Combined direct and indirect effective interest
*   - The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

	31 March
	2004	2003
	R'000	R'000

Investment in associated companies
Balance April 1	23,242	24,561
Associate companies acquired - gross consideration	1,369	25
Net assets acquired	–	25
Other	1,369	–
Loans made to/(repaid by) the associated company	3,975	(2,813)
Share of equity-accounted results per the income statement	3,147	1,469
Profits	3,692	1,556
Losses	(545)	(87)
Dividends paid	(3,547)	–
Foreign currency translation adjustments	153	–
Dilution loss	(431)	–
Successive acquisition	2,963	–
Balance March 31	30,871	23,242

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.    INVESTMENTS AND LOANS (continued)

March 31
2004	2003
R'000	R'000

Significant associated companies
The following are the combined summarised balance sheets of Free State Cheetahs
(Proprietary) Limited, Griqualand West Rugby (Proprietary) Limited, and
Natal Sharks (Proprietary) Limited as per their financial statements:

Non-current assets	111,828	117,857
Current assets	22,825	29,731
Total assets	134,653	147,588

Total liabilities	150,668	174,826
Total shareholders' equity	(16,015)	(27,238)
Total equity and liabilities	134,653	147,588

The following are the summarized income statements:

Revenue	40,195	44,223
Operating profit	18,790	5,085
Net profit	11,223	2,947

The following information relates to Naspers Limited's financial interest in its significant associated companies:

Name of associated company	Measure-ment	D or I	Effective percentage interest*		Nature of business	Country of incorporation
			2004	2003
			%	%
Free State Cheetahs (Proprietary) Limited	ZAR	I	14.7	13.2	Professional rugby team	South Africa
Griqualand West Rugby (Proprietary) Limited	ZAR	I	14.7	13.2	Professional rugby team	South Africa
Natal Sharks (Proprietary) Limited	ZAR	I	24.0	21.6	Professional rugby team	South Africa

I - Indirect effective interest

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.    INVESTMENTS AND LOANS (continued)

	31 March
	2004	2003
	R'000	R'000

Available-for-sale investments
Non-current	189	17,942
Nile Communications Network Limited	–	4,519
Cable News Egypt Limited	–	11,724
Other	189	1,699

Current	423,537	152,559
Electronic Media Network Limited	149,609	–
SuperSport International Holdings Limited	136,724	–
Liberty Media Corporation	137,204	152,559

	423,726	170,501
Originating loans
Non-current
Loan to Thebe Scitech (Proprietary) Limited	15,000	27,000
Other loans	6,331	–

	21,331	27,000

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

9.   PROGRAM AND FILM RIGHTS

	31 March
	2004	2003
	R'000	R'000
Programme and film rights
Cost
Program and sports rights	857,654	1,288,747
Film rights	631,952	829,714
	1,489,606	2,118,461

Accumulated amortization
Program and sports rights	470,129	567,333
Film rights	218,942	388,554
	689,071	955,887

Net book value
Program and sports rights	387,525	721,414
Film rights	413,010	441,160
	800,535	1,162,574

Classified on the balance sheets as follows
Current assets	760,639	932,930
Non-current assets	39,896	229,644
	800,535	1,162,574

10.  DEFERRED TAXATION

Balance April 1	(62,063)	(144,589)
Acquisition of subsidiaries	6,183	11
Accounted for in income statement	322,299	141,467
Accounted for against reserves	101,613	(46,416)
Change in effective holding of joint ventures	(1,583)	–
Foreign currency translation	1,640	7,644
Acquisition	9,046	(20,180)
Balance March 31	377,135	(62,063)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

10.  DEFERRED TAXATION (continued)

The deferred tax assets and liabilities and movement thereon are attributable to the following items:

				Acquisition		Change in
	April 1	Charged to	Charged	of subsidiary	Foreign currency	holding of joint	March 31
	2003	income	to equity	and JV	translation	ventures	2004
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Deferred taxation assets
Property, plant and equipment	39,322	21,132	–	236	(4,627)	(42)	56,021
Intangible assets	37,746	(9,479)	–	–	(362)	–	27,905
Receivables and current assets	50,319	35,914	–	(300)	(2,226)	98	83,805
Provisions and current liabilities	170,516	(8,087)	(694)	826	(6,765)	(149)	155,647
Program and film rights	(5,139)	80,601	–	(1,908)	(4,086)	343	69,811
Income received in advance	80,554	8,732	–	–	(5,069)	–	84,217
Tax loss carry-forwards	1,290,723	74,857	–	11,178	(153,679)	(876)	1,222,203
Capitalized finance leases	385,954	(75,614)	–	–	(14,341)	–	295,999
Derivative assets	31,995	10,790	–	–	–	–	42,785
Hedging reserve	6,444	–	29	–	–	–	6,473
Derivative liabilities	–	(18,407)	58,059	5,429	–	(976)	44,105
	2,088,434	120,439	57,394	15,461	(191,155)	(1,602)	2,088,971
Valuation allowance	1,579,782	(97,321)	–	–	(178,720)	–	1,303,741
	508,652	217,760	57,394	15,461	(12,435)	(1,602)	785,230

Deferred taxation liabilities
Property, plant and equipment	266,014	(23,751)	–	125	(2,856)	–	239,532
Receivables and current assets	12,790	655	–	107	(36)	(19)	13,497
Intangible assets	57,541	1,941	–	–	(5,460)	–	54,022
Provisions and current liabilities	809	(185)	–	–	–	–	624
Capitalized finance leases	124,221	(13,623)	–	–	(6,374)	–	104,224
Translation reserves	4,381	(8,836)	–	–	651	–	(3,804)
Derivative liabilities	104,959	(60,740)	(44,219)	–	–	–	–
	570,715	(104,539)	(44,219)	232	(14,075)	(19)	408,095

Net deferred taxation	(62,063)	322,299	101,613	15,229	1,640	(1,583)	377,135

The group has raised a valuation allowance against the net deferred tax assets, as in management’s estimate it is probable that certain deferred tax assets will not be realized, due to the timing on the available taxation loss carry-forwards that arose on these losses. Further valuation allowances have been raised when it is uncertain if future taxable profits will be available to utilize unused tax losses and timing differences.

	South	Rest of	Greece
	Africa	Africa	& Cyprus	Netherlands	USA	Thailand	Total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Valuation allowance	361,862	–	500,385	165,352	112,571	163,571	1,303,741

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

10.  DEFERRED TAXATION (continued)

The group has tax loss carry-forwards of approximately Rand 3,974 million. A summary of the tax loss carry-forwards at March 31, 2004 by tax jurisdiction, and the expected expiry dates are set out below:

	South	Rest of	Greece
	Africa	Africa	& Cyprus	Netherlands	USA	Thailand	Total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Expires in year one	–	–	89,768	–	–	90,879	180,647
Expires in year two	–	–	226,720	–	–	89,630	316,350
Expires in year three	–	–	304,046	–	–	86,349	390,395
Expires in year four	–	–	260,117	–	–	67,547	327,664
Expires in year five	–	–	22,494	–	–	65,313	87,807
Expire after five years	1,627,018	395,069	–	321,126	328,048	–	2,671,261
	1,627,018	395,069	903,145	321,126	328,048	399,718	3,974,124

The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However, management believes that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the group’s income statement and balance sheet.

Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheet:

	31 March
	2004	2003
	R'000	R'000

Deferred tax assets	456,631	171,040
Deferred tax liabilities	(79,496)	(233,103)
Net deferred tax assets/(liabilities)	377,135	(62,063)

11.  INVENTORY

Raw materials	112,909	127,028
Finished products, trading inventory and consumables	155,006	191,353
Work-in-progress	28,204	25,411
Set-top boxes, internet and associated components	200,305	220,814
Gross inventory	496,424	564,606
Less: provision for slow-moving and obsolete inventories	(130,946)	(143,989)
	365,478	420,617

12.  ACCOUNTS RECEIVABLE

Trade accounts receivable	1,586,692	1,576,228
Less: Provision for impairment of receivables	(398,452)	(388,719)
	1,188,240	1,187,509

Included in accounts receivable are Rand 683.5 million and Rand 699.4 million at March 31, 2004 and 2003 respectively, prebilled to customers and credit balances, which have been recorded as deferred income (see note 21). The group has pledged accounts receivable with a carrying value of Rand 173.0 million at March 31, 2004 (2003: Rand 296.7 million) as security against certain term loans and overdrafts with banks.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.  OTHER RECEIVABLES

	31 March
	2004	2003
	R'000	R'000

Pre-payments and accrued income	229,229	186,411
Staff debtors	9,271	10,126
VAT and related taxes receivable	36,352	26,679
Receivable from minority shareholder	19,819	24,561
Deposits held	1,186	6,968
Other receivables	290,516	152,830
	586,373	407,575

14.  RELATED PARTY TRANSACTIONS AND BALANCES

The group entered into transactions and has balances with a number of related parties, including equity investors, directors, shareholders and entities under common control. The transactions are at arm’s length. The significant transactions and balances with related parties are summarized below:

			31 March
			2004	2003	2002
			R'000	R'000	R'000

Sale of goods and services to related parties	Notes
Electronic Media Network Limited	(a	)	41,776	28,696	38,682
SuperSport International Holdings Limited	(a	)	17,439	11,022	6,225
United Broadcasting Corporation Public Company Limited	(a	)	6,456	1,096	44,427
Alchemy Publishing (Proprietary) Limited	(b	)	7,287	8,213	4,843
Antenna TV	(c	)	4,584	4,420	–
KSC Comnet (Proprietary) Limited	(d	)	–	7,438	–
Lumiere Television Limited	(e	)	16,463	25,433	–
Jane Raphaely & Associates (Proprietary) Limited	(b	)	17,924	17,177	23,768
Multichoice Supplies (Proprietary) Limited	(f	)	–	3,600	–
New Media Publishers (Proprietary) Limited	(b	)	3,973	55,987	48,218
Rodale & Touchline Publishers (Proprietary) Limited	(b	)	20,140	28,037	26,851
Shape (Proprietary) Limited	(b	)	7,608	9,670	6,752
Uppercase Media (Proprietary) Limited	(b	)	10,157	6,241	8,438
			153,807	207,030	208,204

Notes:
(a)	Sale of goods and services to M-Net, SuperSport and UBC.
(b)	Media24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.
(c)	Transponder rental paid by Antenna TV to NetMed NV.
(d)	Management fee of Rand 1.4 million and asset usage fees of Rand 6.0 million paid to M-Web (Thailand) Limited.
(e)	Royalty recovery fee paid to NetMed NV.
(f)	Management fee paid to MultiChoice Africa (Proprietary) Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

			March 31
			2004	2003	2002
			R'000	R'000	R'000
Purchase of goods and services
Electronic Media Network Limited/
SuperSport International Holdings Limited	(a	)	1,693,173	1,699,399	1,484,125
KSC Comnet (Proprietary) Limited	(b	)	–	1,727	–
Lumiere Productions AE	(c	)	46,633	51,151	–
Lumiere Kosmos Communication SA	(d	)	1,765	2,343	–
Antenna TV	(e	)	–	13,904	–
Teletypos AE	(e	)	–	14,257	–
			1,741,571	1,782,781	1,484,125

Notes:
(a)	Channel and programming rights purchased by MultiChoice Africa (Proprietary) Limited.
(b)	Network fees and lease line charges paid by M-Web (Thailand) Limited.
(c)	Programming production costs paid by NetMed NV.
(d)	Subtitling costs paid by NetMed NV.
(e)	Programming and advertising costs paid by NetMed NV.

    Other transactions with related parties

Tencent Holdings Limited

 A fee of U.S. $705,000 was paid for consultancy services provided to Tencent Holdings Limited ("Tencent") to certain companies owned or controlled by the founding shareholders of Tencent during the 2004 financial year. The group also entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive licence to a group company to use, and to authorize its affiliates ("the operators") which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using these proprietary information. The agreement is for a term of 15 years and expires in 2017. Two further supplementary agreements granted a group company the right to use any licensed mobile downloaded images developed by Tencent. The operators were further granted a sole and exclusive license to use certain trademarks and other intellectual property belonging to Tencent. During the 2004 financial year, no license fees were paid to Tencent, as the operators had not generated any revenue from the provision of these services.

On January 1, 2003, Shanghai Sportscn.com Information Technology Company Limited (Sportscn") entered into a co-operation agreement with Tencent Technology (Shenzhen) Company Limited ("TTL") to develop a SMS channel. TTL is entitled to 40% of the revenue generated. This contract expires on December 31, 2004. During the 2004 financial year, payments of approximately CNY785,000 were made to Sportscn under this agreement.
Tencent entered into consultancy contracts with Fat Yue Holdings Limited, a company owned by one of the founding members of Tencent, and Surge Ahead Limited, a company jointly owned by the founding members. These contracts were in effect from September 2002 to July 2003 and from July to December 2003, respectively. Pursuant to these contracts, Fat Yue Holdings Limited and Surge Ahead Limited are required to provide technical research and development consultancy services to Tencent. The company paid a total consideration of approximately RMB1.1 million and approximately RMB1.6 million to Fat Yue Holdings Limited and Surge Ahead Limited, respectively. These contracts have not been renewed.

MIH Holdings Limited
In December 2002, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Naspers Class N ordinary share consideration. A total of 38,263,345 Naspers Class N ordinary shares was issued to minority shareholders of MIH Holdings Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Other transactions with related parties (continued)

MIH Limited
In December 2002 a merger agreement was concluded in terms of which MIH Limited (MIHL) merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL’s outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIHL at an exchange ratio of 3.5 Naspers Class N ordinary shares for each MIHL A ordinary share.

MultiChoice Nigeria Limited (MCN)
The group has a loan of Rand 15.2 million (U.S. $2.4 million) with MCN minority shareholders which bears interest at 1% above LIBOR and is secured by a pledge of 10% of the shareholding of MCN. Interest received during the year amounted to Rand 0.3 million (2003: Rand 0.8 million). On April 22, 2002 the group acquired an additional 10% interest from the minority shareholders for Rand 27.2 million (U.S. $2.4m). The minority shareholders have the right to repurchase this interest on any date at the greater of Rand 15.1 million (U.S. $2.4m) or the value of MCN at Rand 2,682 (U.S. $425) per subscriber.

MultiChoice Egypt Limited (MCE)
During the 2003 financial year, MCE transferred its business to Cable Network Egypt (CNE) and subscribed for an additional 8% in CNE and 12.5% in Nile Communications Network (NCN) at par value. The group’s shareholding in both CNE and NCN increased to 16.5%. The group also received a liquidation dividend of R9.5 million (U.S. $1.2 million).

MultiChoice Ghana Limited (MGL)
An advance of U.S. $0.4 million was made during the 2004 financial year to a minority shareholder in MGL. The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL.

MultiChoice Kenya Holdings Limited (MKL)
During the 2004 financial year the group acquired the minority interest in MKL for a purchase consideration of U.S. $290,000.

Antenna TV
In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately Rand 94.7 million (U.S. $12 million). Two channels were aired in the current year with the third being in the planning stage.
Electronic Media Network Limited (M-Net)
In March 2004, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares that it, Johnnic Communications Limited and MNH Holdings (1998) (Proprietary) Limited did not already own in M-Net and SuperSport. The transaction was conducted at an exchange ratio of 4.5 M-Net/SuperSport linked units for each Naspers Class N ordinary share consideration or a cash consideration of Rand 8.50 per M-Net/SuperSport linked unit.

M-Net reduced its capital by paying a total of Rand 37.5 million to its shareholders in March 2003. The group participated in this transaction to the extent of its shareholding in M-Net.

Electronic Media Network Limited and SuperSport International Holdings Limited ceded forward exchange contracts (FEC’s) totaling U.S. $49.9 million on March 31, 2003 at no consideration to the group. The FEC’s ceded are at an average rate of Rand 12.16 and mature between November 28, 2003 and March 31, 2005.

SuperSport International Holdings Limited (SuperSport)
In March 2004, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares that it, Johnnic Communications Limited and MNH Holdings (1998) (Proprietary) Limited did not already own in M-Net and SuperSport. The transaction was conducted at an exchange ratio of 4.5 M-Net/SuperSport linked units for each Naspers N ordinary share consideration or a cash consideration of Rand 8.50 per M-Net/SuperSport linked unit.

SuperSport reduced its capital in March 2003 by paying Rand 37.5 million to its shareholders and distributing a further
11,386,277 Naspers Class N ordinary shares with an aggregate value of Rand 252.8 million on March 7, 2003. The group participated in this transaction to the extent of its shareholding in SuperSport.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Balances with related parties

The balances of advances, deposits, receivables and payables between the group and related parties are as follows:

March 31
2004	2003
R'000	R'000

Receivables
SuperSport International Holdings Limited	928	–
United Broadcasting Corporation Public Company Limited	8,178	8,678
KSC Commercial Internet Company Limited	4,774	–
Alchemy Publishing (Proprietary) Limited	1,232	1,039
Capital Media (Proprietary) Limited	1,235	1,829
Jane Raphaely & Associates (Proprietary) Limited	1,940	2,090
New Media Publishers (Proprietary) Limited	5,929	5,197
Rodale & Touchline Publishers (Proprietary) Limited	2,679	3,534
Shape (Proprietary) Limited	1,792	–
Associated Magazines (Proprietary) Limited	1,017	1,819
8 Ink Publishing (Proprietary) Ltd	1,906	–
Natal Witness Administration Company (Proprietary) Limited	5,000	5,766
Western Province Professional Cricket (Proprietary) Ltd	1,650	–
Free State Cheethas (Proprietary) Limited	1,601	–
Griqualand West Rugby (Proprietary) Limited	3,081	–
Griqualand West Rugby Stadium (Proprietary) Limited	–	2,179
Uppercase Media (Proprietary) Limited	3,896	3,502
Other related parties	2,601	1,540
	49,439	37,173
Payables
Electronic Media Network Limited	46,811	116,124
SuperSport International Holdings Limited	1,715	1,821
Griqualand West Rugby (Proprietary) Limited	3,849	–
Natal Witness Administration Company (Proprietary) Limited	4,500	–
Associated Magazines (Proprietary) Limited	1,927	–
Other related parties	3,250	–
	62,052	117,945

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

March 31
2004	2003	2001
R'000	R'000	R'000
Directors' emoluments
Executive directors
Remuneration for other services paid by subsidiary companies	3,598	3,577	3,048

Non-executive directors
Fees for services as directors	2,192	1,506	930
Fees for services as directors of subsidiary companies	1,790	1,573	900
Fees for managerial services, paid by subsidiary companies	–	–	575
	7,580	6,656	5,453

No director has a notice period of more than one year.
No director’s service contract includes pre-determined compensation as a result of termination that would exceed one year’s salary and benefits.

The individual directors received the following remuneration and emoluments during the current financial year:

		Bonuses and
		performance	Pension
	Salary	related fees	Contributions	Total
Executive directors	R'000	R'000	R'000	R'000

2004
JP Bekker	–	–	–	–
SJZ Pacak	1,611	1,800	187	3,598
	1,611	1,800	187	3,598

2003
JP Bekker	–	–	–	–
SJZ Pacak	1,413	2,004	160	3,577
	1,413	2,004	160	3,577

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ emoluments (continued)

		Committee[1]			Committee[1]
	Director	and trustee[2]	Total	Director	and trustee[2]	Total
	fees	fees	2004	fees	fees	2003
Non-executive directors	R'000	R'000	R'000	R'000	R'000	R'000

T Vosloo[3,4,5]	1,325	–	1,325	1,126	–	1,126
JF Malherbe[3,4]	187	50	237	337	95	432
MJ de Vries[3,4]	–	–	–	56	65	121
JJM van Zyl[3,4,5]	573	315	888	225	155	380
E Botha[4]	200	–	200	150	–	150
LM Taunyane[4]	83	–	83	150	–	150
LN Jonker	100	44	144	75	30	105
NP van Heerden	100	105	205	75	45	120
BJ van der Ross	100	46	146	75	19	94
GJ Gerwel[3,4,6]	417	68	485	300	48	348
HSS Willemse	100	12	112	50	3	53
F du Plessis	42	31	73	–	–	–
FTM Phaswana	42	–	42	–	–	–
RCC Jafta	42	–	42	–	–	–
	3,311	671	3,982	2,619	460	3,079

Notes on non-executive directors’ remuneration

Note 1:    Committee fees include fees for the attendance of the audit committee, the human resources committee, the budget committee and the executive committee meetings of the board.

Note 2:    Trustee fees include fees for the attendance of the various retirement fund trustee meetings of the group's retirement funds, as well as for the attendance of Welkom trustee meetings.

Note 3:     Directors fees include fees for services as directors of Media24 Limited.

Note 4:     Directors fees includes fees for services as directors of Via Afrika Limited

Note 5:     Directors fees includes fees for services as directors of MIH Holdings Limited and MIH BV.

Note 6:     Directors fees include fees for services as directors of Educor Holdings Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interests in scheme shares of the Naspers Share Incentive Scheme

The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares are as follows:

	Purchase	Number of	Purchase	Release
Name	date	N - shares	price	period

JP Bekker ¹	10/01/2002	2,452,411	Rand 22.39 -	10/01/2005 -
			Rand 24.50	10/01/2007
	12/17/2002	2,236,280	Rand 29.09 -	12/17/2005 -
			Rand 31.54	12/17/2007

SJZ Pacak	01/02/2003	500,000	Rand 23.50	01/02/2006 -
				01/02/2008

(1)	The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director’s contract is for a five-year period starting on October 1, 2002. No compensation will apply to termination.

Directors’ interest in MIH Holdings Share Incentive Scheme

Historically SJZ Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002 Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Naspers Class N ordinary shares. A total of 141,197 Naspers N ordinary shares have been allocated to SJZ Pacak with vesting periods until February 15, 2007.

Directors’ interest in SuperSport Share Incentive Scheme

Historically SJZ Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003 SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2,119 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers Class N ordinary shares. A total of 5,305 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

Directors’ interest in M-Net Share Incentive Scheme

Historically SJZ Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004 Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5,805 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interests in Naspers shares

The directors of Naspers had the following interests in Naspers Class A and N ordinary shares at March 31, 2004:

	Naspers Class A ordinary shares
	Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect

JJM van Zyl	745	–	–	–

No other directors of Naspers have an interest in Naspers Class A ordinary shares at March 31, 2004.

	Naspers Class N ordinary shares
	Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect

T Vosloo	31,993	406,857	–	–
JP Bekker	314,754	–	–	3,532,756
SJZ Pacak	114,518	–	–	299,516
JJM van Zyl	50,361	99,958	–	–
E Botha	15,280	–	–	–
LN Jonker	–	1,000	–	95,000
NP van Heerden	–	–	–	1,300
BJ van der Ross	–	–	–	–
GJ Gerwel	–	–	–	–
HSS Willemse	–	–	–	–
F du Plessis	–	–	–	–
FTM Phaswana	–	–	–	–
RCC Jafta	–	–	–	–
Key management remuneration and participation in Share Incentive Plans

The total of executive directors’ and key management emoluments amounted to Rand 41.7 million (2003: Rand 45.4 million). The aggregate number of share options granted to the executive directors and key management during the 2004 financial year and the number of shares allocated to the executive directors and key management at March 31, 2004 respectively are:

For shares listed on a recognized stock exchange as follows: 476,075 (2003: 7,086,591) Naspers Limited Class N ordinary shares were allocated during the 2004 financial year and an aggregate of 15,075,008 (2003: 14,788,034) Class N ordinary shares were allocated as at March 31, 2004; no (2003: nil) Electronic Media Network Limited and SuperSport International Holdings Limited ordinary shares were allocated during 2004 and an aggregate of no (2003: 3,200,420) ordinary shares were allocated as at March 31, 2004.

For shares in private companies as follows: no (2003: nil) Media24 Limited ordinary shares were allocated during 2004 and an aggregate of 288 390 (2003: 288 390) ordinary shares were allocated as at March 31, 2004; no (2003: nil) Educor Holdings Limited ordinary shares were allocated during 2004 and an aggregate of 1,506,055 (2003: 1,506,055) ordinary shares were allocated as at March 31, 2004; no (2003: nil) Mindport Holdings Limited ordinary shares were allocated during 2004 and no (2003: 455,000) ordinary shares were allocated as at March 31, 2004; no (2003: nil) Irdeto Access BV ordinary shares were allocated during 2004 and an aggregate of 7,500 (2003: 143,347) ordinary shares were allocated as at March 31, 2004; no (2003: nil) Mindport Integrated Business Systems BV ordinary shares were allocated during 2004 and no (2003: 60,000) ordinary shares were allocated as at March 31, 2004; no (2003: 20,000) MIH QQ (BVI) Limited shares were allocated during 2004 and an aggregate of 20,000 (2003: 20,000) shares were allotted as at March 31, 2004; 10,000 Entriq (Mauritius) Limited shares were allocated during 2004 and as at March 31, 2004.

These shares were granted on the same terms and conditions as those offered to employees of the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

March 31
2004	2003
R'000	R'000

15.  SHARE CAPITAL AND PREMIUM

Authorised
1,250,000 Class A ordinary shares of Rand 20 each	25,000	25,000
500,000,000 Class N ordinary shares of 2 cents each	10,000	10,000
	35,000	35,000
Issued
712,131 Class A ordinary shares of Rand 20 each	14,243	14,243
296,816,639 Class N ordinary shares of 2 cents each (2003: 296,816,639)	5,936	5,936
	20,179	20,179
Share premium	5,412,628	5,412,628
	5,432,807	5,432,807
Less: 35,197,406 Class N ordinary shares held as treasury shares
(2003: 39,003,111 Class N ordinary shares)	(840,778)	(919,424)
	4,592,029	4,513,383

	2004	2003
	Number of	Number of
	N shares	N shares
Movement in Class N ordinary shares in issue during the year
Shares in issue at April 1	296,816,639	156,289,724
Shares issued to acquire MIH Holdings Limited shares from minority shareholders	–	38,263,345
Shares issued to acquire MIH Limited shares from minority shareholders	–	98,803,261
Shares issued to Naspers Share Incentive Trust	–	3,460,309
Shares in issue at March 31	296,816,639	296,816,639

Movement in Class N ordinary shares held as treasury shares during the year
Shares held as treasury shares at April 1	39,003,111	8,205,773
Shares acquired by MIH-group equity compensation plans	–	21,250,486
Shares received by subsidiaries and equity compensation plans
resulting from SuperSport's capital reduction distribution of shares	–	6,146,759
Shares issued to equity compensation plans	–	3,460,309
Deconsolidation of shares held by the Phutuma Futhi scheme	(1,186,220)	–
Change in effective interest in treasury shares held by SuperSport	21,877	–
Shares bought by equity compensation plans from participants	882	23,305
Shares acquired by participants from equity compensation plans	(2,642,244)	(83,521)
Shares held as treasury shares at March 31	35,197,406	39,003,111

Net number of shares in issue at March 31	261,619,233	257,813,528

   Voting and dividend rights

The Class A ordinary shareholders are entitled to 1,000 votes per share and shall be entitled to nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which Class N ordinary shareholders are entitled. The Class A ordinary shareholders do not have a right to receive a dividend when dividends are declared to Class N ordinary shareholders, although a dividend to Class A ordinary shareholders could be proposed by the board. In respect of all other rights, the Class A ordinary shares rank pari passu with the Class N ordinary shares of the company.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

15.  SHARE CAPITAL AND PREMIUM (continued)

Unissued share capital

The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537,869 Class A ordinary shares and 203,183,361 Class N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973. Subsequent to March 31, 2004, the directors of the company authorized the issuance of 17,532,061 Class N ordinary shares as consideration to the minority shareholders of Electronic Media Network Limited and SuperSport International Holdings Limited in terms of the schemes of arrangement entered into by the minority shareholders.

Share Incentive Plans holding Naspers Class N ordinary shares

Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and / or contracts relating to such number of Class N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company's issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited in December 2002, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Naspers N ordinary shares. The SuperSport Share Incentive Plan received Naspers Class N ordinary shares in February 2003 from the distribution of Naspers Class N ordinary shares by SuperSport as part of a capital reduction exercise. Aggregate information on Naspers Class N ordinary shares held by the Naspers, MIH Holdings, MIH (BVI) and SuperSport plans are as follows:

	March 31
	2004	2003
	Number of	Number of
	N shares	N shares

Shares at the disposal of equity compensation plans at April 1	33,194,193	8,205,773
Shares issued to equity compensation plans	–	3,460,309
Shares acquired by the MIH Holdings, MIH (BVI) and SuperSport plans	–	21,250,486
Shares received by SuperSport plan as result of capital reduction	–	337,841
Shares bought from participants	882	23,305
Shares acquired by participants	(2,642,244)	(83,521)
Change in effective interest in treasury shares held by SuperSport plan	21,877	–
Shares at the disposal of the plans at March 31	30,574,708	33,194,193

Shares allocated by the plans at April 1	30,776,858	6,376,147
Shares previously allocated by the MIH Holdings, MIH (BVI) and SuperSport plans	–	17,674,862
Shares allocated to participants	2,268,826	10,763,739
Shares acquired by participants	(2,642,244)	(83,521)
Shares cancelled and forfeited	(1,068,385)	(3,954,369)
Change in effective interest in treasury shares held by SuperSport plan	13,176	–
Shares allocated by the plans at March 31	29,348,231	30,776,858

Shares available for allocation at March 31	1,226,477	2,417,335

Shares allocated to participants of the incentive schemes vest in equal numbers after respectively three, four and five years after the date of allocation. The plans is obliged to deliver the shares to the participants at any time after vesting up to a maximum of 10 years after the allocation date, when participants request and pay for the shares.

Share options issued

In terms of the Welkom Trust share scheme, participants subscribed to 4,003,740 convertible debentures. If the target price was reached on September 9, 2003, participants would have received 5,605,236 Naspers Class N ordinary shares on conversion of the debentures. Since the share price was less than the target price on September 9, 2003, the debentures were redeemed on that date. Share options were issued to the participants to subscribe for 5,605,236 Naspers Class N ordinary shares at a subscription price of Rand 31.96 per Class N ordinary share during the 30-day period from September 9, 2006.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	31 March
	2004	2003
	R'000	R'000
16. OTHER RESERVES

Other reserves on the balance sheet comprise:
Fair value reserve	(16,944)	–
Hedging reserve	(40,099)	–
Foreign currency translation reserve	(163,319)	135,292
	(220,362)	135,292

The fair value reserve relates to unrealized profits and losses arising from changes in the fair value of investments classified as available-for-sale.

The cash flow hedging reserve relates to the changes in the fair value of derivative financial instruments that hedges forecasted transactions or firm commitments. The changes in fair value are recorded in the cash flow hedging reserve until the forecasted transaction or firm commitment result in the recognition of an asset or liability, when such deferred gains or losses are then included in the initial measurement of the asset or liability.

Foreign currency translation reserve relates to exchange differences arising from the translation of foreign subsidiaries’ and joint ventures’ income statements at average exchange rates for the year and their balance sheets at the ruling exchange rates at the balance sheet date.

17.   RETAINED EARNINGS

Retained earnings comprise:
Company and subsidiaries	(1,113,848)	(1,055,763)
Associated companies	(4,814)	(7,361)
Joint ventures	(70,531)	(81,904)
	(1,189,193)	(1,145,028)

Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly-owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies at a rate of 12.5% of the dividends declared.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

18.  POST-RETIREMENT MEDICAL LIABILITY

The group operates a number of post-retirement medical benefit schemes. The obligation of the group to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners and current employees, however, remain entitled to this benefit. The entitlement to this benefit for current employees is dependent upon the employees remaining in service until retirement age and completing a minimum service period. The group provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors believe that adequate provision has been made for future liabilities.

Media24 Limited and Via Afrika Limited entered into agreements during the year ended March 31, 2004 with certain employees to terminate their future participation in the post-retirement medical aid benefits plan, in exchange for certain future contributions to endowment policies for these employees. At March 31, 2004 the group had a liability of Rand 39.2 million relating to these future contributions to be made in five installments over the next five years.

MultiChoice Africa (Pty) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. At March 31, 2004 and 2003 the liability for benefits was Rand 4.0 million and Rand 6.5 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA’s annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.

	31 March
	2004	2003
	R'000	R'000

Present value of obligations	171,070	149,345

The principal actuarial assumptions used for accounting purposes were:
Health care cost inflation	7.5%	9,5%
Discount rate	9%	11%
Continuation at retirement	100%	100%
Average retirement age	60	60

19.  LONG-TERM LIABILITIES

Capitalized finance leases	1,904,971	2,378,637
Total liabilities	2,173,209	2,696,718
Less: current portion	268,238	318,081

Concession liabilities	15,799	18,178
Total liabilities	15,861	18,240
Less: current portion	62	62

Interest-bearing loans	572,536	421,721
Total liabilities	691,720	1,051,528
Less: current portion	119,184	629,807

Program & film rights	70,127	165,916
Total liabilities	483,043	847,462
Less: current portion	412,916	681,546

Non-interest-bearing loans	58,598	75,774
Total liabilities	59,216	81,499
Less: current portion	618	5,725

Net long-term liabilities	2,622,031	3,060,226

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.  LONG-TERM LIABILITIES (continued)

Capitalized finance leases
		Year of
		final	Year-end	2004	2003
Type of lease	Currency	repayment	interest rate	R'000	R'000

Land and buildings	Rand	2010	13.8%	16,868	17,650
	Rand	2007	21.5%	41,797	47,667
	Rand	2012	17.0%	52,584	51,374
		2023	12.0%	115,088	–
				226,337	116,691

Transmission equipment	Euro	2010	8.1%	368,099	467,334
	US dollar	2012	6.5%	460,334	557,855
	US dollar	2006	5.1%	306,822	426,090
	US dollar	2008	20.0%	82,118	114,257
	Thai baht	2012	8.2%	708,524	974,148
		–	9.7% - 12.2%	4,888	11,910
				1,930,785	2,551,594

Vehicles, computers and office equipment	Rand	2006	10.5%	15,729	27,938
	Rand	various	various	358	495
				16,087	28,433

Total capitalized finance leases				2,173,209	2,696,718

Minimum instalments
Payable within year one				445,044	516,525
Payable within year two				399,866	458,470
Payable within year three				403,233	430,251
Payable within year four				372,735	443,863
Payable within year five				360,074	414,499
Payable after year five				1,133,975	1,142,722
				3,114,927	3,406,330
Future finance costs on leases				941,718	709,612
Present value of lease liabilities				2,173,209	2,696,718

Present value
Payable within year one				268,238	318,081
Payable within year two				242,339	284,724
Payable within year three				266,925	277,442
Payable within year four				263,362	314,365
Payable within year five				273,193	311,058
Payable after year five				859,152	1,191,048
Present value of finance lease liabilities				2,173,209	2,696,718

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.  LONG-TERM LIABILITIES (continued)

Concession liabilities
			Final	Year-end	2004	2003
Type of concession liability		Currency	repayment	interest rate	R'000	R'000

Licence consession liability		Thai baht	2014	13.0%	6,772	7,887
Licence consession liability		Thai baht	2019	12.0%	9,089	10,353
					15,861	18,240
Interest-bearing loans
	Asset		Final	Year-end	2004	2003
Loan	secured	Currency	repayment	interest rate	R'000	R'000

Secured
Term loan: ABSA Bank Limited	Shares	US dollar	2004	3.3%	–	197,389
Term loan: Investec Bank Limited	Cash	Rand	2006	7.0%	180,000	–
Term loan: Nedbank Limited	Receivables	Rand	2006	15.5%	265,157	283,250
Instalment sale: Wesbank Limited	Machinery	Rand	2007	10.5%	10,628	11,844
Bond finance: Investec Bank Limited	Land	Rand	2009 - 2011	13.7%	14,526	15,773
Bond finance: Nedbank Limited	Land	Rand	2012	12.8%	7,330	7,815
Other loans	Equipment	Rand	various	various	592	2,690
Right to subscription shares	–	Rand	2006	–	(170,132)	(148,361)

Unsecured
Term loan: FirstRand Bank Limited		Rand	2006	10.2%	111,316	–
Term loan: SCMB Limited		Rand	2005	10.1%	21,678	43,642
Term loan: CommerzBank and Futuregrowth		Rand	2007	10.5%	116,469	–
Term loan: ABSA, Nedbank and RMB		Rand	–	–	–	347,000
Term loan: ABSA Bank Limited		Rand	–	–	–	78,000
Term loan: ABSA Bank Limited		Rand	2009	15,6%	183,200	183,200
Term loan: Nedbank Limited		Rand	2012	14.7%	41,257	39,076
Welkom debenture scheme		Rand	–	–	–	317,162
Onerous lease liabilities		Rand	2005	14.0%	2,301	69,031
Loans from minority shareholders		Rand	various	various	29,325	85,230
Preference share investments		Rand	2012	–	(24,554)	(397,785)
Right to subscription shares		Rand	2009	–	(97,373)	(83,428)

					691,720	1,051,528
Program and film rights
			Final	Year-end	2004	2003
Liabilities		Currency	repayment	interest rate	R'000	R'000

Program and film rights liabilities		Euro	2006	–	238,285	474,303
		US dollar	2005	–	244,758	373,159
					483,043	847,462
Non-interest-bearing loans
			Final	Year-end	2004	2003
Loans		Currency	repayment	interest rate	R'000	R'000

Loans from minority shareholders		Rand	2006	–	59,216	81,499
					59,216	81,499

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.  LONG-TERM LIABILITIES (continued)

	March 31
	2004	2003
	R'000	R'000

Repayment of long-term liabilities
Payable within year one	532,780	1,317,140
Payable within year two	340,383	224,732
Payable within year three	162,846	43,346
Payable within year four	13,690	126,703
Payable within year five	90,539	10,769
Payable after year five	109,602	276,039
	1,249,840	1,998,729

20.   PROVISIONS

		Trans-		Unutilized	Charged
		lation	Additional	provisions	to
	April 1	adjust-	provisions	reversed	other	Provisions	March 31
	2003	ments	raised	to income	accounts	utilized	2004
	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Reorganization	740	(149)	871	–	–	–	1,462
Onerous contracts	835	–	14,514	–	–	(835)	14,514
Discontinued operations	51,565	(3,957)	–	(6,361)	(4,387)	(6,609)	30,251
Pending litigation	9,544	–	13,840	(694)	294	(643)	22,341
Ad Valorem duties	–	–	23,100	–	–	–	23,100
Other	2,997	1,489	–	–	504	–	4,990
	65,681	(2,617)	52,325	(7,055)	(3,589)	(8,087)	96,658
Accounts receivable impairment - note 12	388,719	(17,621)	61,994	(8,845)	5,119	(30,914)	398,452
Slow-moving and obsolete inventories - note 11	143,989	(6,194)	15,683	(3,745)	364	(19,151)	130,946
Post-retirement medical liability - note 18	149,345	(393)	30,328	(14)	(7,538)	(658)	171,070
	747,734	(26,825)	160,330	(19,659)	(5,644)	(58,810)	797,126

The following account balances have been determined based on management’s estimates and assumptions:

Further details describing the provisions at March 31, 2004 are included below:
The reorganization provisions have been raised in connection with reorganization costs in the group’s private education businesses.

The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated. The group is liable for the rent under these contracts. The obligation will be settled over the remaining lease periods until 2010.

The provision for discontinued operations relates to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of the Mindport Broadband business and to teach-out costs to be paid relating to the closure of Lyceum College.

The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management’s estimates of costs and claims relating to these actions. (Refer note 22)

The provision for ad valorem duties relates to an investigation by the tax authorities into the value ascribed to digital satellite decoders purchased for onward sale to major retailers. A provision was raised by the group for the payment of these duties. The group expect the matter to be settled during the next year.

Other provisions relates to various liabilities of the group with uncertain timings and amounts.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

20.   PROVISIONS (continued)

		Trans-	Arising		Unutilized	Charged
		lation	on	Additional	provisions	to
	April 1	adjust-	acqui-	provisions	reversed	other	Provisions	March 31
	2002	ments	sition	raised	to income	accounts	utilized	2003
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Warranties	18,456	(5,991)	–	–	(12,465)	–	–	–
Reorganization	13,804	(326)	–	–	(920)	(1,602)	(10,216)	740
Onerous contracts	2,038	–	–	834	(2,037)	–	–	835
Discontinued operations	135,146	(25,267)	–	–	(36,928)	–	(21,386)	51,565
Pending litigation	1,500	–	–	8,982	(288)	600	(1,250)	9,544
Other	2,749	248	–	–	–	–	–	2,997
	173,693	(31,336)	–	9,816	(52,638)	(1,002)	(32,852)	65,681
Accounts receivable impairment - note 12	492,824	(54,472)	11,435	49,060	(1,231)	(83,868)	(25,029)	388,719
Slow-moving and obsolete inventories - note 11	120,555	(14,260)	455	41,839	(1,528)	–	(3,072)	143,989
Post-retirement medical liability - note 18	125,843	237	–	20,671	(216)	3,401	(591)	149,345
	912,915	(99,831)	11,890	121,386	(55,613)	(81,469)	(61,544)	747,734

		Trans-	Arising		Unutilized	Charged
		lation	on	Additional	provisions	to
	April 1	adjust-	acqui-	provisions	reversed	other	Provisions	March 31
	2001	ments	sition	raised	to income	accounts	utilized	2002
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Warranties	46,312	6,133	–	–	–	–	(33,989)	18,456
Intellectual property	9,954	4,178	–	–	–	–	(14,132)	–
Digital decoder upgrade	12,743	5,558	–	–	–	–	(18,301)	–
Losses in joint ventures	7,024	402	–	–	–	–	(7,426)	–
Reorganization	37,324	2,435	–	18,639	(28,108)	–	(16,486)	13,804
Onerous contracts	5,222	–	–	–	–		(3,184)	2,038
Discontinued operations	–	–	–	144,246	–	–	(9,100)	135,146
Pending litigation	–	–	–	1,500	–	–	–	1,500
Other	1,946	803	–	–	–	–	–	2,749
	120,525	19,509	–	164,385	(28,108)	–	(102,618)	173,693
Accounts receivable impairment	342,289	59,382	1,309	52,254	(8,455)	74,034	(27,989)	492,824
Slow-moving and obsolete inventories	97,991	25,290	688	5,894	(2,142)	1,681	(8,847)	120,555
Post-retirement medical liability	121,508	–	–	4,335	–	–	–	125,843
	682,313	104,181	1,997	226,868	(38,705)	75,715	(139,454)	912,915

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	31 March
	2004	2003
	R'000	R'000
21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Deferred income	683,503	699,426
Accrued expenses	1,003,266	920,291
Amounts owing in respect of investments acquired	766,578	750
Taxes and social securities	149,456	154,576
Payments received in advance	29,726	27,593
Royalties payable	24,749	69,063
Other current liabilities	371,277	338,430
	3,028,555	2,210,129

22.  COMMITMENTS AND CONTINGENCIES

The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.

(a)       Capital expenditure

Commitments in respect of contracts placed for capital expenditure at March 31, 2004 amount to Rand 394.0 million (2003: Rand 138.0 million).

(b)  Program and film rights

At March 31, 2004 the group had entered into contracts for the purchase of program and film rights. The group's commitments in respect of these contracts amounted to Rand 994.5 million (2003: Rand 1,897.7 million).

(c)  Network supply agreements

At March 31, 2004 the group had entered into contracts for the supply of network capacity. The group's commitments in respect of these agreements amounted to Rand 42.7 million (2003: Rand 110.3 million).

(d)  Set-top boxes

At March 31, 2004 the group had entered into contracts for the purchase of set-top boxes (decoders). The group's commitments in respect of these contracts amounted to Rand 189.0 million (2003: Rand 5.5 million).

(e)  Other commitments

At March 31, 2004 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning and computer support services. The group’s commitments in respect of these agreements amounted to Rand 122.2 million (2003: Rand 84.1 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.  COMMITMENTS AND CONTINGENCIES (continued)

(f)  Operating lease commitments

The group has the following operating lease liabilities at March 31, 2004 and 2003:

	31 March
	2004	2003
	R'000	R'000
Commitments
Minimum operating lease payments
Payable in year one	193,837	155,294
Payable in year two	178,429	139,919
Payable in year three	141,832	124,463
Payable in year four	80,853	94,304
Payable in year five	21,077	41,890
Payable after five years	14,747	73,279

	630,775	629,149

(g)  Litigation claims

Fidelity Management S.A.
On July 26, 2002, NetMed NV ("NetMed"), Myriad International Holdings BV ("MIH BV") and Fidelity Management S.A. ("Fidelity") entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, the group’s pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly the group believes that the agreements have ceased to have any force or effect.

As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity has also initiated legal proceedings in the South African courts against Naspers Limited, MIH Holdings Limited and an employee of MIH BV claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that the parties had unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.

Call Center Nucleus (Pty) Ltd
Call Center Nucleus (Proprietary) Limited ("CCN") has claimed approximately Rand 13.5 million from M-Web Holdings Limited arising out of the purchase by M-Web of a subscriber base from CCN. The matter has been referred for arbitration and a hearing is expected during 2004.

PaySmart Africa (Pty) Ltd
PaySmart Africa (Proprietary) Limited ("Paysmart") has claimed approximately Rand 10.4 million from Electronic Media Network Limited ("M-Net") and Endemol South Africa Limited ("Endemol") (in its capacity as producer of Big Brother Africa). Paysmart alleges that it would have realized this amount if M-Net and Endemol had granted to it the rights to provide an SMS voting system for Big Brother Africa and Idols, as allegedly contemplated in Heads of Agreement executed by the parties in April 2003.

Telecommunications Authority of Thailand
The Telecommunications Authority of Thailand ("TOT") has claimed approximately U.S. $4.4 million from United Broadcasting Corporation Public Company Limited ("UBC") arising out of services allegedly tendered by TOT to the predecessor in title to UBC.

Defamation claims
Touchline Media (Proprietary) Ltd, a subsidiary of Media24 Limited, is a defendant in a defamation claim for damages for an amount of approximately Rand 12 million (increased from previous Rand 8 million). The claim results from articles and statements published in a magazine published by Touchline Media.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.    COMMITMENTS AND CONTINGENCIES (continued)

(g)    Litigation claims (continued)

 Taxation matters

A claim, first raised during the 2003 financial year, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers for approximately U.S. $4.1 million will be heard by the tax tribunal in the course of 2004.

In December 2000, MultiChoice Hellas SA received a tax assessment for approximately €5.4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance has found against the company. MultiChoice Hellas has appealed the decision.

Thomas Weisel Partners LLC (Weisel)

On March 12, 2003 Liberty Media Corporation advised the group that it is seeking indemnification for a claim that OpenTV Inc. received in terms of an arbitration demand from Weisel, claiming that OpenTV Inc. was required to pay Weisel a fee of about U.S. $1.9 million in connection with OpenTV’s acquisition of Wink Communications Inc.

MultiChoice Hellas License

On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the "Prefecture") notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas’ license of establishment and operation (the "License"), on the ground that MultiChoice Hellas’ paid up share capital had fallen below one tenth of its total shareholders’ equity. The Prefecture has also refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas’ shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. The Prefecture’s refusal was based on an allegation that the resolution had not been passed by the requisite majority of MultiChoice Hellas shareholders. The notification included an invitation to MultiChoice Hellas to express its views on the notification at a hearing at the Prefecture. Prior to the hearing, MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture’s refusal to approve the shareholders’ resolution of March 13, 2003. MultiChoice Hellas’s contestation is supported by opinions from professors of the Athens University Law School, who are recognized as authorities on Greek corporate and administrative law. MultiChoice Hellas confirmed its views in the subsequent hearing at the Prefecture and in an extensive memorandum that it filed with the Prefecture. Following the hearing, and several subsequent meetings, the Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. The Prefecture is deciding if and how it will formally document the suspension of its original intention to revoke the License, and the duration of such suspension. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation.

Equity compensation claims

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment.

(h)   Guarantees

 At March 31, 2004 the group had provided guarantees of Rand 76.4 million (2003: Rand 94.9 million) mainly in respect of office rental, services and other contracts.

(i)    Assets pledged as security

The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of Rand 786.2 million at March 31, 2004 (2003: Rand 794.6 million) to a number of banks as security for certain term loans and bank overdrafts.

The group plans to fund above commitments and liabilities out of existing loan facili/ties and internally generated funds.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

23.    NET REVENUES

	March 31
	2004	2003	2002
	R’000	R’000	R’000
Net revenues - continuing operations
Subscription	6,932,212	6,674,186	5,491,530
Hardware sales	447,283	490,672	539,223
Technology	333,128	399,779	456,313
Circulation	681,584	601,682	523,793
Advertising	1,711,410	1,483,957	1,298,720
Printing and distribution	689,304	662,892	565,700
Book publishing and sales	712,193	624,358	613,443
Tuition fees	494,818	473,304	454,372
e-Commerce revenue	285,295	232,919	249,838
Other	517,283	560,158	506,973
	12,804,510	12,203,907	10,699,905

Net revenues - continuing operations
OpenTV	-	234,519	839,826
Mindport Broadband	-	-	85,225
Lyceum College	20,277	21,874	24,803
	20,277	256,393	949,854
Net revenues - total	12,824,787	12,460,300	11,649,759

Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

24.  OPERATING PROFIT

	31 March
	2004	2003	2002
	R'000	R'000	R'000
Operating profit
Operating loss and loss from discontinued operations includes the following items:

Auditors’ remuneration
Audit fees	21,003	19,812	15,028
Audit related fees	1,383	8,046	3,436
Tax fees	9,483	6,294	2,398
All other fees	4,366	3,930	1,355
	36,235	38,082	22,217
Operating leases
Buildings	95,959	132,054	127,447
Satellite and transponders	35,489	52,676	46,726
Other equipment	27,522	26,297	17,173
	158,970	211,027	191,346

(Loss)/profit on sale of property, plant and
equipment	(2,232)	(16,580)	5,511

Retirement benefit costs	175,874	169,910	154,793

Secretarial, management and technical fees paid
other than to employees	110,093	110,688	101,663

Employee costs
As at 31 March, the group had 12 089
(2003: 11 101, 2002: 11 494) permanent employees.

Total employment costs of permanent and temporary employees, including executive directors were:

Salaries, wages and bonuses	1,818,554	1,861,587	1,808,415
Retirement benefit costs	175,874	169,910	154,793
Medical aid fund contributions	56,600	42,020	48,511
Post-retirement benefits	27,590	18,088	15,189
Training costs	21,578	9,506	11,073
	2,100,196	2,101,111	2,037,981

Advertising expenses	372,720	338,387	305,431

Research and development costs	13,984	7,794	4,778

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

25.  NET FINANCE COSTS

	31 March
	2004	2003	2002
	R'000	R'000	R'000

Interest paid
Loans and overdrafts	396,216	409,037	357,444
Welkom debenture scheme	30,365	61,136	52,779
Finance leases	184,817	269,544	290,563
	611,398	739,717	700,786
Preference dividends	(155,689)	(142,867)	(125,539)
	455,709	596,850	575,247
Interest received
Loans and bank accounts	116,988	142,057	115,302
	116,988	142,057	115,302

Net (profit)/loss from foreign exchange translations	(63,272)	(210,762)	(31,713)
Transponder leases	(88,098)	(338,410)	264,897
Other assets and liabilities	24,826	127,648	(296,610)

Net loss/(profit) from fair value adjustments on
derivative financial instruments	386,549	–	–
Foreign exchange contracts and interest rate swaps	669,556	–	–
Embedded derivatives	(283,007)	–	–

Concession costs	2,100	2,711	2,613

Net finance costs	664,098	246,742	430,845

26.  INCOME FROM INVESTMENTS

Dividends - unlisted investments	229	20	3,831
Total dividend income	229	20	3,831

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

27.  EXCEPTIONAL ITEMS

	Gross		Minority	Net
	Amount	Taxation	interest	2004
	R'000	R'000	R'000	R'000

Gains:
Profit on sale of land and buildings	12,320	(1,226)	–	11,094
Profit on sale of investments	2,235	–	–	2,235
Dilution profits	11,810	–	–	11,810
Reversal of impairment charge	44,450	–	–	44,450
Profit on redemption of debentures	16,816	–	–	16,816
	87,631	(1,226)	–	86,405

Losses:
Impairment of assets	27,100	–	–	27,100
Loss on sale of investments	8,745	–	(1,352)	7,393
Dilution losses	3,901	–	–	3,901
	39,746	–	(1,352)	38,394

Net exceptional items	47,885	(1,226)	1,352	48,011

	Gross		Minority	Net
	Amount	Taxation	interest	2003
	R'000	R'000	R'000	R'000

Gains:
Profit on sale of land and buildings	4,393	–	–	4,393
Profit on sale of investments	6,682	–	–	6,682
Dilution profits	1,418	–	–	1,418
Reversal of warranty provision	6,500	–	–	6,500
Profit on sale of Liberty Media Corporation shares	120,887	–	(51,311)	69,576
	139,880	–	(51,311)	88,569

Losses:
Impairment of assets	70,730	–	–	70,730
Loss on sale of investments	5,136	–	(917)	4,219
Dilution losses	2,714	–	–	2,714
	78,580	–	(917)	77,663

Net exceptional items	61,300	–	(50,394)	10,906

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

27.    EXCEPTIONAL ITEMS (continued)

	Gross		Minority	Net
	Amount	Taxation	interest	2002
	R'000	R'000	R'000	R'000

Gains:
Profit on dilution of interest in subsidiaries	84,612	–	(53,445)	31,167
Disposal of investments and business units	106,068	–	(30,587)	75,481
Reversal of warranty provisions	4,189	–	–	4,189
Reversal of impairment charge	4,500	–	–	4,500
	199,369	–	(84,032)	115,337

Losses:
Disposal of other investments and business units	130,789	(1,858)	(69,087)	59,844
Asset impairments	28,420	(760)	(594)	27,066
Shares repurchased by joint ventures	31,816	–	(6,556)	25,260
Restructuring costs	2,096	(629)	(628)	839
Provision for claims	1,500	(450)	–	1,050
	194,621	(3,697)	(76,865)	114,059

Net exceptional items	4,748	3,697	(7,167)	1,278

28.    TAXATION

	31 March
	2004	2003	2002
	R'000	R'000	R'000

Normal taxation	487,685	295,565	87,322
South Africa
Current year	267,949	158,372	49,494
Prior years	132,710	14,090	(2,217)
Foreign taxation
Current year	83,806	76,626	40,045
Prior years	3,220	46,477	–
Secondary taxation on companies	10,467	7,545	8,322
Income taxation for the year	498,152	303,110	95,644
Deferred taxation	(322,299)	(141,467)	41,226
Current year	44,103	92,075	31,496
Prior years	(364,546)	(227,326)	7,332
Foreign	(1,856)	(6,216)	2,398

Total taxation for the group	175,853	161,643	136,870
Share of equity accounted companies’ taxation	–	9	4,489
Total tax per income statement	175,853	161,652	141,359

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

28.    TAXATION (continued)

	31 March
	2004	2003	2002
	R'000	R'000	R'000

Reconciliation of taxation
Taxation at statutory rates	368,724	15,095	(162,190)
Adjusted for:
Non-deductable expenses	62,014	362,207	259,120
Non-taxable income	(72,157)	(254,262)	(165,451)
Unprovided timing differences	19,848	159,280	209,466
Assessed losses utilized	(25,640)	(4,368)	2,342
Prior year adjustments	(222,562)	(214,974)	(3,937)
Other taxes	45,626	17,306	21,424
Goodwill adjustment	–	81,368	–
Changes in taxation rates	–	–	(19,415)
Taxation provided in income statement	175,853	161,652	141,359

29.  DISCONTINUING OPERATIONS

Lyceum College

Effective the end of September 2001, the group decided to terminate the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out program for students enrolled under current course programs. Current students will therefore be allowed to complete their current courses, but no new enrolments will be allowed. The group has provided in full for future teach-out and other related closure costs. The results of this operation were previously included in the group’s private education segment.

The following is selected financial data relating to	31 March
Lyceum College:	2004	2003	2002
	R'000	R'000	R'000

Revenue	20,277	21,874	24,803
Operating loss	–	–	3,459
Net loss	–	–	2,880
Closure and teach out costs included in
loss arising on discontinuance	–	–	74,418
Total assets	–	21,618	61,357
Total liabilities	–	44,676	64,356
Net cash flow for the year	(5,806)	(5,514)	3,841

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

29.  DISCONTINUING OPERATIONS (continued)

Mindport Broadband

On November 21, 2001, the group publicly announced that the stand-alone Mindport businesses for the broadband initiatives and the integrated business software products would be discontinued as part of a formal plan established by management. The results of this operation were previously included in the group’s technology segment.

	31 March
The following is selected financial data relating	2004	2003	2002
to Mindport Broadband:	R'000	R'000	R'000

Revenue	–	–	85,225
Operating loss	–	–	409,513
Taxation expense	–	–	4,185
Net loss	–	–	155,720
Impairment of goodwill and assets included in
loss arising on discontinuance	–	–	275,536
Minorities' contribution included in loss arising on discontinuance	–	–	159,167
Total assets	–	–	384,881
Total liabilities	–	–	1,117,110
Net cash flow for the year	–	–	4,448

OpenTV Corp.

On May 8, 2002, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in OpenTV Corp. to Liberty Media Corporation for a gross amount of approximately U.S. $185 million payable in cash and Liberty Media Corporation shares. This transaction was concluded in August 2002. The results of this operation were previously included in the technology segment of the group.

	31 March
The following is selected financial data relating	2004	2003	2002
to OpenTV Corp:	R'000	R'000	R'000

Revenue	–	234 519	839,826
Operating loss	–	(888 171)	(2,267,499)
Taxation	–	(7 046)	(12,997)
Loss from discontinuing operations	–	(140 810)	(446,713)

The profit/(loss) arising on discontinuance of OpenTV includes the following items:

Profit on sale of OpenTV	–	1,122,963	–
Impairment of goodwill	–	–	(4,613,942)
Minorities	–	(372,085)	3,852,481
	–	750,878	(761,461)

The carrying values included in the group's balance sheets as at
31 March 2003 and 2002, relating to OpenTV are as follows:

Total assets	–	–	5,548,973
Total liabilities	–	–	(475,863)
Total cash flow	–	(675 513)	(561 791)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

30.  EARNINGS PER SHARE

	31 March
	2004	2003	2002
	R'000	R'000	R'000

Earnings
Net profit/(loss) attributable to shareholders	371,414	333,142	(1,947,126)

Headline adjustments
Profits	86,405	82,436	111,151
Reversal of warranty provision	–	6,500	4,189
Profit on redemption of debentures	16,816	–	–
Reversal of impairment charge	44,450	–	–
Profit on sale of marketable securities	–	58,316	–
Disposal of investments	2,235	6,682	75,481
Profit on sale of assets	11,094	9,520	–
Dilution profits	11,810	1,418	31,481

Losses	74,647	181,623	202,391
Disposal of other investments and businesses	7,393	3,973	113,272
Asset impairments	30,752	104,744	53,529
Impairment of program rights	31,033	70,040	–
Shares repurchased by joint ventures	–	–	25,260
Dilution losses	3,901	2,601	–
Loss on sale of assets	1,568	265	–
OpenTV restructuring costs accrual	–	–	10,330

Amortization of goodwill after minorities	419,488	296,475	423,336

(Profit)/loss arising on discontinuance of operations	–	(750,878)	952,248

Headline earnings/(loss)	779,144	(22,074)	(480,302)
Headline loss from discontinuing operations	–	35,098	220,523
Headline earnings/(loss) from continuing operations	779,144	13,024	(259,779)

Attributable profit/(loss)	371,414	333,142	(1,947,126)
Interest on Welkom debentures scheme	–	61,136	52,779
Fully diluted profit/(loss)	371,414	394,278	(1,894,347)

Weighted average number of N ordinary shares in issue
during the year	257,813,528	176,527,751	145,691,868
Dilution effect of shares held by equity compensation plans	7,261,000	–	–
Dilution effect of options held by Welkom scheme participants	113,411	–	–
Shares to be issued on conversion of Welkom debentures	–	5,605,236	5,605,236
Fully diluted weighted number of N ordinary shares in issue	265,187,939	182,132,987	151,297,104

Earnings/(loss) per N ordinary share (cents)
Basic	144	189	(1 336)
Fully diluted	140	189	(1 336)

Headline earnings/(loss) per N ordinary share (cents)
Basic	302	(13)	(330)
Fully diluted	294	(13)	(330)
Headline earnings/(loss) per N ordinary share from continuing
operations (cents)	302	7	(178)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	31 March
	2004	2003	2002
	R'000	R'000	R'000
31. CASH FROM ACTIVITIES

Earnings before depreciation and amortization	2,439,207	1,483,828	895,488
Adjustment for:
Loss/(profit) on sale of property, plant and equipment	2,232	16,580	(5,511)
Other non-cash movements	23,045	54,850	35,016
	2,464,484	1,555,258	924,993
Changes to working capital	(179,575)	703,034	35,051
Inventory	47,816	26,096	40,908
Receivables	(155,747)	185,953	29,988
Payables and provisions	(258,520)	523,803	239,738
Program and film rights	186,876	(32,818)	(275,583)

	2,284,909	2,258,292	960,044

32. ACQUISITION OF SUBSIDIARIES

Fair value of assets and liabilities acquired:
Property, plant and equipment	1,788	–	63,278
Investments	–	–	4,800
Intangible assets	–	–	132,738
Net current assets/(liabilities)	42,702	–	(17,355)
Deferred taxation	6,183	–	(5,618)
Long-term liabilities	(31,500)	–	(15,921)
	19,173	–	161,922
Minority shareholders' interest	–	–	611,810
Derecognition of investment in associate and joint ventures	(17,866)	–	–
Goodwill	7,965	–	41,718
Purchase consideration	9,272	–	815,450
Amount settled via share issues	–	–	(354,122)
Cash paid in respect of subsidiaries acquired	9,272	–	461,328
Cash in subsidiaries acquired	(16,440)	–	(44,894)
Net cash (inflow)/outflow from acquisition of subsidiaries	(7,168)	–	416,434

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

31 March
2004	2003	2002
R'000	R'000	R'000

33.   ADDITIONAL INVESTMENT IN EXISTING JOINT VENTURES

Fair value of assets and liabilities acquired:
Property, plant and equipment	9,425	–	–
Investments	11,618	–	–
Intangible assets	780	–	–
Net current liabilities	(30,234)	–	–
Deferred taxation	9,046	–	–
Long-term liabilities	(2,860)	–	–
	(2,225)	–	–
Brandnames	12,638	–	–
Goodwill	492,858	–	–
Purchase consideration	503,271	–	–
Amounts to be settled in future	(502,593)	–	–
Cash paid in respect of joint ventures acquired	678	–	–
Cash in joint ventures acquired	(11,892)	–	–
Net cash inflow from additional investment in joint ventures	(11,214)	–	–

34.  DISPOSAL OF SUBSIDIARIES

Book value of assets and liabilities:
Property, plant and equipment	–	254,304	26,830
Other intangible assets	–	1,885,766	62,434
Investments and loans	–	806,733	109,932
Long-term liabilities	–	(8,622)	(59,441)
Net current assets/(liabilities)	–	827,941	(51,048)
		3,766,122	88,707
Minorities	–	(2,289,676)	(735)
Profit/(loss) on sale	–	258,906	(76,223)
Selling price	–	1,735,352	11,749
Cash in subsidiaries disposed	–	(826,694)	(31,872)
Shares received as settlement	–	(1,475,067)	–
Net cash outflow with disposal	–	(566,409)	(20,123)

35.  DILUTION FROM SUBSIDIARY TO JOINT VENTURE

Book value of assets and liabilities:
Property, plant and equipment	23,852	–	–
Net current assets	111,475	–	–
	135,327	–	–
Carrying value of equity investment	31,646	–	–
Minorities	(135,327)	–	–
Dilution profit	1,842	–	–
Dilution of cash in subsidiary	(118,232)	–	–
Net cash outflow with dilution to joint venture	(84,744)	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

31 March
2004	2003	2002
R'000	R'000	R'000

36.  CASH AND CASH EQUIVALENTS

Cash and deposits	3,066,071	3,158,889	3,243,597
Bank overdrafts	(450,461)	(704,111)	(1,177,860)
	2,615,610	2,454,778	2,065,737

Certain cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 451.4 million was restricted at March 31, 2004 (2003: Rand 203.0 million).

37.  BUSINESS AND GEOGRAPHICAL SEGMENTS

Primary reporting format - business segments

The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group’s reportable business segments are subscriber platforms, print media, book publishing and private education and corporate services. The group’s business is conducted in the following main business segments:

Subscriber platforms
☐	Television platforms - through the group’s subsidiaries, associated companies and joint ventures based in South Africa, Africa south of the Sahara, Cyprus, Greece and Thailand, which generate revenue mainly from local customers.
☐	Internet - through the group’s subsidiaries and joint ventures based in South Africa, Africa south of the Sahara, Thailand and China which generate revenue mainly from local customers.
☐	Technology - through the group’s subsidiaries based in the Netherlands and the United States of America, which generate income from customers based around the world.

Print media - through the group’s subsidiaries, joint ventures and associated companies in Southern Africa, which publish, print and distribute various newspapers and magazines for the local market.

Book publishing and private education
☐	Books - through the group’s subsidiaries in Southern Africa, which generate income mainly from local customers.
☐	Private education - through the group’s subsidiaries in South Africa, which generate income mainly from local customers.

Corporate services - represent the group’s holding company and head office infrastructure.

The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 2.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Subscriber platforms			Print media	Books & Private education
	Pay						Corporate		Consolidated
March 2004	television	Internet	Technology		Books	Education	services	Eliminations	total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue
External	7,298,517	1,046,642	315,321	2,820,413	785,593	535,699	2,325	–	12,804,510
Intersegmental	7,993	9,798	91,514	114,892	16,133	–	49,869	(290,199)	–
Total revenue	7,306,510	1,056,440	406,835	2,935,305	801,726	535,699	52,194	(290,199)	12,804,510
Cost of providing services and sale of goods	(3,800,906)	(311,482)	(79,169)	(1,810,839)	(479,629)	(264,165)	(46,801)	199,464	(6,593,527)
Selling, general and administration expenses	(1,791,959)	(583,734)	(337,101)	(619,032)	(285,153)	(211,710)	(33,822)	90,735	(3,771,776)
EBITDA	1,713,645	161,224	(9,435)	505,434	36,944	59,824	(28,429)	–	2,439,207
Depreciation	(377,269)	(89,710)	(13,576)	(116,798)	(15,614)	(20,096)	(2,039)	–	(635,102)
Operating profit/(loss) before amortization	1,336,376	71,514	(23,011)	388,636	21,330	39,728	(30,468)	–	1,804,105
Amortization	(242,741)	(152,212)	(40,108)	(15,132)	(6,499)	(27,815)	–	–	(484,507)
Impairment of program rights	(31,033)	–	–	–	–	–	–	–	(31,033)
Operating profit/(loss)	1,062,602	(80,698)	(63,119)	373,504	14,831	11,913	(30,468)	–	1,288,565
Finance costs	(710,279)	(10,650)	(8,011)	(86,492)	(4,214)	(25,776)	181,324	–	(664,098)
Income from investments	208	–	–	–	–	–	21	–	229
Share of equity accounted results	2,605	47	–	495	–	–	–	–	3,147
Exceptional items	45,160	(4,374)	–	3,709	1,942	(27,100)	28,548	–	47,885
Taxation	(320,064)	217,049	(1,489)	(62,902)	2,304	(2,842)	(7,909)	–	(175,853)
Minority interest	(49,692)	(42,423)	–	(35,520)	(149)	(669)	(8)	–	(128,461)
Net profit from continuing operations	30,540	78,951	(72,619)	192,794	14,714	(44,474)	171,508	–	371,414

Segment assets	9,238,148	1,408,143	1,858,358	1,812,068	1,098,805	51,969	4,197,273	(6,572,254)	13,092,510
Investment in associates	29,350	63	–	89	1,369	–	–	–	30,871
Segment liabilities	11,601,486	1,761,783	958,053	1,143,908	1,316,706	–	(534,676)	(6,572,254)	9,675,006
Capital expenditure	122,641	122,259	17,240	126,902	8,567	–	1,673	–	399,282
Amortization of
program and film rights*	1,131,334	–	–	–	–	–	–	–	1,131,334

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.    BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Subscriber platforms			Print media	Books & Private education
	Pay						Corporate		Consolidated
March 2003	television	Internet	Technology		Books	Education	services	Eliminations	total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue
External	7,225,170	913,119	377,605	2,468,582	665,443	552,889	1,099	–	12,203,907
Intersegmental	20,047	3,552	80,401	48,830	16,384	–	49,138	(218,352)	–
Total revenue	7,245,217	916,671	458,006	2,517,412	681,827	552,889	50,237	(218,352)	12,203,907
Cost of providing services and sale of goods	(4,182,303)	(279,450)	(65,862)	(1,622,832)	(437,213)	(281,491)	(41,593)	204,357	(6,706,387)
Selling, general and administration expenses	(1,945,160)	(732,762)	(327,282)	(493,471)	(272,533)	(230,084)	(26,395)	13,995	(4,013,692)
EBITDA	1,117,754	(95,541)	64,862	401,109	(27,919)	41,314	(17,751)	–	1,483,828
Depreciation	(459,497)	(124,067)	(15,664)	(111,601)	(14,645)	(18,968)	(1,987)	–	(746,429)
Operating profit/(loss) before amortization	658,257	(219,608)	49,198	289,508	(42,564)	22,346	(19,738)	–	737,399
Amortization	(67,837)	(208,184)	(35,503)	(10,252)	(4,318)	(29,680)	–	–	(355,774)
Impairment of program rights	(155,316)	–	–	–	–	–	–	–	(155,316)
Operating profit/(loss)	435,104	(427,792)	13,695	279,256	(46,882)	(7,334)	(19,738)	–	226,309
Finance costs	(475,580)	(13,580)	(17,195)	(120,940)	1,240	(31,425)	410,738	–	(246,742)
Income from investments	–	–	–	–	–	–	20	–	20
Share of equity accounted results	1,548	(79)	–	–	–	–	–	–	1,469
Exceptional items	(73,638)	231	119,232	11,075	124	(2,224)	6,500	–	61,300
Taxation	(121,521)	(7,756)	(828)	(19,383)	(1,871)	(7,428)	(2,865)	–	(161,652)
Minority interest	(54,970)	(42,692)	(7,307)	(33,063)	(946)	(1,701)	(16,951)	–	(157,630)
Net loss from continuing operations	(289,057)	(491,668)	107,597	116,945	(48,335)	(50,112)	377,704	–	(276,926)

Segment assets	8,189,964	1,533,412	1,947,092	1,758,951	402,555	562,832	5,266,456	(6,288,113)	13,373,149
Investment in associates	23,242	–	–	–	–	–	–	–	23,242
Segment liabilities	10,187,496	1,198,142	1,018,970	1,262,302	310,736	613,312	1,261,604	(6,288,113)	9,564,449
Capital expenditure	193,986	81,613	68,856	146,863	9,468	34,623	1,837	–	537,246
Amortization of
program and film rights*	1,292,499	–	–	–	–	–	–	–	1,292,499
* - Included in EBITDA

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.    BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Subscriber platforms			Print Media	Books & Private education
	Pay						Corporate		Consolidated
March 2002	television	Internet	Technology		Books	Education	services	Eliminations	total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue
External	6,334,518	591,045	476,374	2,159,252	627,272	510,587	857	–	10,699,905
Intersegmental	–	51,812	172,529	60,239	4,621	–	–	(289,201)	–
Total revenue	6,334,518	642,857	648,903	2,219,491	631,893	510,587	857	(289,201)	10,699,905
Cost of providing services and sale of goods	(3,806,365)	(267,048)	(168,465)	(1,417,018)	(374,084)	(267,607)	–	244,748	(6,055,839)
Selling, general and administration expenses	(1,832,373)	(663,580)	(378,113)	(446,786)	(254,186)	(207,391)	(10,602)	44,453	(3,748,578)
EBITDA	695,780	(287,771)	102,325	355,687	3,623	35,589	(9,745)	–	895,488
Depreciation	(428,038)	(129,256)	(16,937)	(104,988)	(11,745)	(22,105)	(325)	–	(713,394)
Operating profit/(loss) before amortization	267,742	(417,027)	85,388	250,699	(8,122)	13,484	(10,070)	–	182,094
Amortization	(31,687)	(287,693)	(32,816)	(8,794)	(1,194)	(23,996)	–	–	(386,180)
Operating profit/(loss)	236,055	(704,720)	52,572	241,905	(9,316)	(10,512)	(10,070)	-	(204,086)
Finance costs	(518,182)	(32,562)	10,922	(103,818)	987	(31,877)	243,685	–	(430,845)
Income from investments	3,813	–	–	–	–	–	18	–	3,831
Share of equity accounted results	–	(97)	–	17,222	–	–	–	–	17,125
Exceptional items	116,056	(115,919)	–	24,419	(3,687)	(10,266)	(5,855)	–	4,748
Taxation	(98,798)	(763)	9,202	(22,470)	889	(27,382)	(2,037)	–	(141,359)
Minority interest	139,367	357,901	(44,406)	(28,173)	(118)	1,416	(64,966)	–	361,021
Net loss from continuing operations	(121,689)	(496,160)	28,290	129,085	(11,245)	(78,621)	160,775	–	(389,565)

Capital expenditure	98,432	80,571	206,423	94,468	23,844	13,505	2,452	–	519,695
Amortization of
program and film rights*	1,056,385	–	–	–	–	–	–	–	1,056,385
* - Included in EBITDA

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.       BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

Secondary reporting format - geographical segments

The group operates in five main geographical areas:

Africa - The group derives revenues from television platform services, print media activities, internet services, technology products and services, book publishing and private education from this region. Additionally, the group provides internet services and generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands. The activities in the Republic of South Africa are the most significant in this segment and therefore have been presented separately.

Greece and Cyprus - The group generates revenue from television platform services with operations in Greece and Cyprus. Additionally, the group provides internet services and generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

Asia - The group’s activities comprise its interest in the television platform operations of UBC, based in Thailand, and internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

United States of America - The group’s activities comprise a portion of services and goods rendered by the technology operations, based in the United States of America.

Other - includes the group’s subsidiaries, providing interactive television and technology products, located mainly in the Netherlands. It also includes the assets of MIH (BVI) Limited, based in the British Virgin Islands, which mainly comprises cash and investments in group companies.

	Africa								Consoli-
	South	Rest of		Mediter-					dated
	Africa	Africa	USA	ranean	Asia	Other	Eliminations		total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000		R'000
March 2004
External revenue	8,678,852	1,502,774	27,518	1,389,975	984,626	220,765	–		12,804,510
Segment assets	8,344,483	2,337,126	46,273	1,262,437	1,269,250	6,405,195	(6,572,254)	(a)	13,092,510
Capital expenditure	247,946	24,432	6,317	20,925	87,972	11,690	–		399,282

March 2003
External revenue	7,976,090	1,584,861	59,615	1,390,094	864,762	328,485	–		12,203,907
Segment assets	7,739,494	2,134,174	282,340	1,653,595	937,543	6,914,116	(6,288,113)	(a)	13,373,149
Capital expenditure	290,802	55,679	854	61,735	108,274	19,902	–		537,246

March 2002
External revenue	6,964,209	1,355,297	56,005	1,289,617	700,279	334,498	–		10,699,905
Capital expenditure	159,770	27,719	160,059	15,394	108,289	48,464	–		519,695

(a)        Represents adjustments to the assets and liabilities of the segments relating to intersegment loans and investments that eliminate on consolidation.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.  FINANCIAL RISK MANAGEMENT

Financial risk factors

The group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity markets, foreign currency exchange rates and interest rates. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the financial performance of the group. The group uses derivative financial instruments, such as forward exchange contracts and interest rate swaps, to hedge certain exposures. The group does not speculate or engage in the trading of financial instruments.

Risk management is carried out by the management of the group under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks. The various boards of directors within the group provide written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative instruments and investing funds.

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Entities in the group use forward exchange contracts to hedge their exposure to foreign currency risk in connection with their functional currencies. Management is responsible for hedging the net position in each currency. The group generally covers forward 80% to 100% of firm commitments in foreign currency for up to two years.

Credit risk

Receivables consist primarily of invoiced amounts from normal trading activities and the group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers’ payment history and when necessary, provision is made for both specific and general doubtful accounts. As at March 31, 2004, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.

The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments only with major banking groups and high-quality institutions that have high credit ratings. The group’s policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counter parties that are used by the group are evaluated on a continuous basis. No losses have been experienced on such accounts. At March 31, 2004 cash and current investments were held with numerous financial institutions.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. In terms of the articles of association of the company, no limitation is placed on its borrowing capacity. The group had the following unutilized banking facilities as at March 31, 2004 and 2003:

	March 31
	2004	2003
	R'000	R'000

On call	648,408	752,300
Expiring within one year	–	30,000
Expiring beyond one year	9,055	46,062
	657,463	828,362

The facilities expiring within one year are subject to renewal at various dates during the next year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.  FINANCIAL RISK MANAGEMENT (continued)

Interest rate risk

As part of the process of managing the group’s fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at March 31, 2004 was as follows:

March 31
2004	2003
R'000	R'000

Interest rate profile of long-term liabilities
Loans at fixed rates: 1 - 12 months	1,366	366,615
Loans at fixed rates: more than 12 months	2,532,382	3,005,291
Interest free loans	542,259	928,961
Loans linked to variable rates	347,042	394,580
	3,423,049	4,695,447

Foreign exchange rates

The exchange rates used by the group to translate foreign entities' income statements and balance sheets are as follows:

	March 31, 2004		March 31, 2003
	Average	Closing	Average	Closing
Currency (1FC =ZAR)	rate	rate	rate	rate

USA dollar	7.1119	6.3097	9.5147	7.8927
Cyprus pound	14.2450	13.1184	16.4204	14.5138
Euro	8.3696	7.7519	9.5057	8.6059
Nigerian naira	0.0528	0.0461	0.0761	0.0619
Thai baht	0.1750	0.1608	0.2231	0.1843
Chinese yuan renminbi	0.8582	0.7623	1.1500	0.9538

The average rates listed above are only approximate average rates for the year, as the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, using the prevailing exchange rate at the transaction date.

	March 31, 2004		March 31, 2003
	Foreign		Foreign
	currency		currency
	amount		amount
	'000	R'000	'000	R'000
Foreign currency exchange commitments
The group had the following forward foreign
currency exchange contract liabilities:

USA dollar	217,590	2,321,992	295,544	3,479,363
Sterling	3,847	46,130	3,788	57,233
Euro	13,031	113,273	7,529	76,780
Hong Kong dollar	665	631	533	603
Singapore dollar	235	975	496	2,244

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.       FINANCIAL RISK MANAGEMENT (continued)

	March 31, 2004		March 31, 2003
	Foreign		Foreign
	currency		currency
	amount		amount
	'000	R'000	'000	R'000
Uncovered foreign liabilities

The group had the following uncovered foreign
liabilities:

USA dollar	125,368	767,169	41,987	331,849
Sterling	294	3,418	188	2,393
Euro	55,894	433,652	3,251	27,800

39.   RETIREMENT BENEFITS

The group provides retirement benefits for its employees by way of various separate defined contribution pension and provident funds. All permanent employees have access to these funds. Contributions to these funds are paid on a fixed scale.

An amount of Rand 175.9 million (2003: Rand 169.9 million; 2002: Rand 154.8 million) was recognized as an expense in relation to the group's retirement funds.

40.  SUBSEQUENT EVENTS

Subsequent to March 31, 2004, Johnnic Communications Limited exercised a call option relating to 39.1% of the Electronic Media Network Limited ("M-Net’) and SuperSport International Holdings Limited ("SuperSport") ordinary shares acquired from minority shareholders in terms of the Section 311 schemes of arrangement. Naspers sold 33,686,280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million resulting in an accounting loss of Rand 27.9 million. At March 31, 2004 the shares have been classified as available-for-sale investments and have been carried at fair value.

Subsequent to March 31, 2004, Tencent Holdings Limited completed an initial public offering of shares on June 16, 2004 and listed on the Hong Kong Stock Exchange. The group’s interest in Tencent diluted from 50% to approximately 37.5%. Tencent’s net proceeds were approximately H.K. $1.42 billion.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS

The following share incentive plans were in operation during the financial year:
Naspers Limited

On August 14, 1987, the group established the Naspers Share Incentive Trust ("the Naspers Plan") under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Naspers Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	11,432,903	26,15	6,376,147	25.56	6,406,470	26.87
Granted	420,433	29.00	5,459,741	26.12	413,050	25.31
Exercised	(746,832)	22.03	(28,786)	21.22	(129,230)	21.22
Forfeited	(193,867)	36.89	(374,199)	37.06	(314,143)	25.73
Outstanding at March 31	10,912,637	26.35	11,432,903	26.15	6,376,147	25.56

The following table summarizes information about the share allotments outstanding at March 31, 2004.

	Shares outstanding			Shares currently exercisable
Range of exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR)
10.00 – 15.00	1,500	7.92	13.65	–	–
15.01 – 20.00	158,000	8.48	18.43	–	–
20.01 – 25.00	4,103,774	7.46	22.82	1,151,163	21.26
25.01 – 30.00	4,858,779	5.87	27.58	3,362,386	27.45
30.01 – 35.00	1,702,434	8.35	31.04	112,380	31.16
35.01 – 40.00	–	–	–	–	–
40.01 – 45.00	66,400	7.39	43.21	29,900	43.65
45.01 – 50.00	5,000	5.67	45.13	3,332	45.13
50.01 – 60.15	16,750	6.13	59.12	7,027	58.55
	10,912,637			4,666,188

Media24 Limited

On August 31, 2000 the group established the Media24 Share Trust ("the Media24 Plan") in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS (continued)

Media24 Limited (continued)

Activity in terms of the Media24 Plan is as follows:

	March 31, 2004			March 31, 2003			March 31, 2002
		Weighted			Weighted			Weighted
		average			average			average
		exercise			exercise			exercise
	Shares	price (ZAR	)	Shares	price (ZAR	)	Shares	price (ZAR	)
Outstanding at April 1	6,876,686	6.74		7,126,267	6.75		6,238,288	6.92
Granted	270,725	8.10		448,830	6.62		1,374,560	6.04
Exercised	(38,592)	6.92		–	–		–	–
Forfeited	(431,957)	6.75		(698,411)	6.78		(486,581)	6.92
Outstanding at March 31	6,676,862	6.80		6,876,686	6.74		7,126,267	6.75

The following table summarizes information about the share allotments outstanding at March 31, 2004.

	Shares outstanding			Shares currently exercisable
Exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR
6.04	1,293,478	7.68	6.04	–	–
6.90	270,809	8.67	6.90	–	–
6.92	4,847,270	6.76	6.92	1,605,210	6.92
8.12	265,305	9.68	8.12	–	–
	6,676,862			1,605,210

Educor Holdings Limited

On June 12, 2001, the group established the Educor Share Incentive Scheme ("the Educor Plan") in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Educor Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	10,646,905	0.90	11,649,605	0.90	–	–
Granted	1,173,500	1.47	100,000	0.90	14,535,605	0.90
Forfeited	(357,900)	0.90	(1,102,700)	0.90	(2,886,000)	0.90
Outstanding at March 31	11,462,505	0.96	10,646,905	0.90	11,649,605	0.90

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.   EQUITY COMPENSATION BENEFITS (continued)

Educor Holdings Limited (continued)

The following table summarizes information about the share allotments outstanding at March 31, 2004:

	Shares outstanding			Shares currently exercisable
Exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR)
0.90	10,289,005	7.27	0.90	1,500	0.90
1.47	1,173,500	9.42	1.47	500	1.47
	11,462,505			2,000

Paarl Media Holdings Limited

On May 29, 2001, the group established the Paarl Media Holdings Share Trust ("the Paarl Media Plan") in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after five years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Paarl Media Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	3,619,000	5.16	2,429,000	4.80	–	–
Granted	84,000	6.93	1,218,000	5.93	2,429,000	4.80
Forfeited	(122,800)	5.93	(28,000)	5.93	–	–
Outstanding at March 31	3,580,200	5.18	3,619,000	5.16	2,429,000	4.80

The following table summarizes information about the share allotments outstanding at March 31, 2004:

Shares outstanding
Range of exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)
4.80	2,429,000	7.50
5.93	1,067,200	8.25
6.93	84,000	9.75
	3,580,200

As at March 31, 2004, no share allotments were exercisable.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS (continued)

M-Web Holdings Limited

On February 19, 1998, the group established the M-Web Share Trust ("the M-Web Plan") under which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2004 no shares were allocated under the M-Web Plan, as it will be terminated in the future.

Activity in terms of the M-Web Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	–	–	676,349	3.99	26,508,682	3.99
Cancelled	–	–	(291,276)	4.03	–	–
Forfeited	–	–	(385,073)	3.83	(25,832,333)	3.99
Outstanding at March 31	–	–	–	–	676,349	3.99

MIH Holdings Limited

In terms of the plan, MIH Holdings may grant options to its employees for up to 26.4 million shares of MIH Holdings ordinary share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2.25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Naspers Class N ordinary shares on December 20, 2002.

Activity in terms of the MIH Holdings Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	5,314,971	23.44	11,088,429	15.25	10,138,677	17.03
Granted	564,076	39.88	101,400	5.67	2,163,542	7.73
Exercised	(709,560)	21.43	(6,801)	6.30	(327,627)	13.74
Forfeited	(259,325)	25.79	(955,605)	19.24	(886,163)	17.90
Cancelled	–	–	(2,100)	6.25	–	–
Outstanding at December 20, 2002			10,225,323	12.28
Exchanged for Naspers N
ordinary shares			(10,225,323)	(12.28)
Naspers N ordinary shares received			4,544,588	30.26
Granted			1,178,618	23.10
Exercised			(17,862)	22.22
Forfeited			(115,223)	33.05
Cancelled			(275,150)	89.37
Outstanding at March 31	4,910,162	25.49	5,314,971	23.44	11,088,429	15.25

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.   EQUITY COMPENSATION BENEFITS (continued)

MIH Holdings Limited (continued)

The following table summarizes information about the Naspers Class N ordinary share allotments outstanding at March 31, 2004:

	Shares outstanding			Shares currently exercisable
Range of exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR)
6.91 – 20.00	804,816	6.86	13.95	120,581	13.79
20.01 – 40.00	3,627,434	5.39	25.78	2,252,397	26.04
40.01 – 60.00	468,676	9.95	41.55	3,567	46.91
60.01 – 130.50	9,236	5.84	103.17	3,530	101.00
	4,910,162			2,380,075

MIH (BVI) Limited

On March 25, 1999 the group established the MIH Limited Share Scheme (the MIH Limited Plan) in terms of which it may award options for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3.5 Naspers Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Naspers Class N ordinary shares and Naspers ADS’s.

Activity in terms of the MIH (BVI) Limited Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	13,752,287	2.63	4,124,160	13.30	2,784,938	17.26
Granted	204,790	3.22	–	–	1,697,811	7.18
Exercised	(164,200)	2.25	(10,097)	6.54	–	–
Forfeited	(157,750)	2.86	(441,611)	14.39	(129,733)	26.94
Cancelled	(31,150)	1.10	–	–	(228,856)	29.32
Outstanding at December 20, 2002	–	–	3,672,452	11.43	–	–
Exchanged for Naspers N ordinary
shares and ADS's	–	–	(3,672,452)	(11.43)	–	–
Equivalent number of Naspers N
ordinary shares received	–	–	12,853,577	3.28	–	–
Converted to ZAR Naspers N shares	(10,586,757)	2.63	–	–	–	–
Granted	–	–	4,125,380	2.75	–	–
Exercised	(298,230)	2.60	(29,760)	2.11	–	–
Forfeited	(309,890)	2.26	(263,810)	3.06	–	–
Cancelled	(44,610)	3.29	(2,933,100)	5.62	–	–
Outstanding at March 31	2,364,490	2.73	13,752,287	2.63	4,124,160	13.30

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.   EQUITY COMPENSATION BENEFITS (continued)

MIH (BVI) Limited (continued)

	March 31, 2004
	Shares	Weighted Average exercise price (ZAR)
Converted into ZAR Naspers N shares
Granted	10,586,757	19.66
Exercised	1,079,527	39.17
Forfeited	(546,650)	19.94
Cancelled	(89,200)	15.16
Outstanding at March 31	-	-
	11,030,434	21.59

The following table summarizes information about the Naspers N ordinary share allotments outstanding at March 31, 2004:

NASPERS "N" (US$)			Shares outstanding			Shares currently exercisable
Range of exercise price (US$)			Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Number exercisable at March 31, 2004	Weighted average exercise price (US$)
1.10	–	2.50	925,720	7.38	1.73	–	–
2.50	–	5.00	1,385,690	7.72	3.14	328,540	3.23
5.00	–	7.50	46,990	5.00	5.32	31,320	5.32
7.50	–	9.97	6,090	5.00	8.39	4,060	8.39
			2,364,490			363,920

NASPERS "N" (ZAR)			Shares outstanding			Shares currently exercisable
Range of exercise price (ZAR)			Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Number exercisable at March 31, 2004	Weighted average exercise price (ZAR)
8.19	–	15.00	1,582,197	8.00	8.19	–	–
15.01	–	40.00	8,807,225	7.34	22.51	2,418,530	25.21
40.01	–	65.00	631,952	10.00	41.52	–	–
65.01	–	75.00	9,060	6.00	74.22	3,020	74.22
			11,030,434			2,421,550

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.    EQUITY COMPENSATION BENEFITS (continued)

Mindport Holdings Limited

On October 14, 1999 Mindport Holdings Limited established the Mindport Holdings Limited Share Scheme ("the MHL Plan"), the Mindport Integrated Business Systems Share Scheme ("the MIBS Plan") and the Irdeto Access Share Scheme ("the IA Plan"). In terms of the schemes, options of no more than 10% of the total number of issued ordinary shares of Mindport Holdings Limited, Mindport Integrated Business Systems BV and Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)

Activity in terms of the MHL Plan is as follows:
Outstanding at April 1	790,194	9.22	1,017,609	9.22	1,110,009	9.22
Exercised	–	–	–	–	(71,760)	9.22
Forfeited	(24,456)	9.22	(111,910)	9.22	(20,640)	9.22
Cancelled	(760,738)	9.22	(115,505)	9.22	–	–
Outstanding at March 31	5,000	9.22	790,194	9.22	1,017,609	9.22

Activity in terms of the MIBS Plan is as follows:
Outstanding at April 1	103,787	8.90	183,207	9.04	215,167	9.04
Forfeited	(8,272)	8.93	(79,420)	9.23	(31,960)	9.04
Cancelled	(95,515)	8.90	–	–	–	–
Outstanding at March 31	–	–	103,787	8.90	183,207	9.04

Activity in terms of the IA Plan is as follows:
Outstanding at April 1	866,140	10.48	595,359	11.50	553,560	11.17
Granted	8,150	11.68	337,918	9.13	136,044	12.35
Exercised	–	–	–	–	(71,694)	10.15
Forfeited	(101,818)	10.50	(67,137)	12.71	(22,551)	12.79
Cancelled	(484,305)	11.35	–	–	–	–
Outstanding at March 31	288,167	9.05	866,140	10.48	595,359	11.50

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.   EQUITY COMPENSATION BENEFITS (continued)

Mindport Holdings Limited (continued)

The following table summarizes information about the share allotments outstanding at March 31, 2004:

Weighted average exercise price (US$)			Number outstanding at March 31, 2004			Remaining contractual life (years)
MHL	MIBS	IA	MHL	MIBS	IA	MHL	MIBS	IA

9.22	–	7.90	5,000	–	213,508	5.00	–	8.03
–	–	8.30	–	–	18,898	–	–	5.00
–	–	12.60	–	–	13,819	–	–	7.71
–	–	14.10	–	–	41,942	–	–	7.00
			5,000	–	288,167

At 31 March 2004 the following shares were exercisable:

Weighted average exercise price (US$)			Shares exercisable at March 31, 2004
MHL	MIBS	IA	MHL	MIBS	IA

9.22	–	8.30	3,332	–	12,592
–	–	12.00	–	–	666
–	–	14.00	–	–	12,163

M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited

On May 14, 2000 M-Web China (BVI) Limited established the M-Web China (BVI) Limited Share Trust and M-Web Thailand (BVI) Limited established the M-Web Thailand (BVI) Limited Share Trust. In terms of the schemes, options of no more than 15% of the total number of ordinary shares of M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited, respectively may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the options generally vest at the anniversary of each of the first, second, third and fourth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2004 no shares were allotted in terms of these schemes, as they will be terminated in future.

Activity in terms of the M-Web China (BVI) Limited Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1		–	2,018,311	1.00	2,705,293	1.00
Forfeited	–	–	(563,958)	1.00	(686,982)	1.00
Cancelled	–	–	(1,454,353)	1.00	–	–
Outstanding at March 31	–	–	–	–	2,018,311	1.00

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.   EQUITY COMPENSATION BENEFITS (continued)

M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited (continued)

Activity in terms of the M-Web Thailand (BVI) Limited Plan is as follows:

	March 31, 2004		March 31, 2002		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	–	–	1,960,541	1.00	2,130,535	1.00
Forfeited	–	–	(440,987)	1.00	(169,994)	1.00
Cancelled	–	–	(1,519,554)	1.00	–	–
Outstanding at March 31	–	–	–	–	1,960,541	1.00

MIH QQ (BVI) Limited

On February 23, 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust ("the MIH QQ Plan"), in terms of which it can award options, but for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)

Activity in terms of the MIH QQ Plan is as follows:
Outstanding at April 1	32,000	34.00	–	–	–	–
Granted	2,500	34.00	32,000	34.00	–	–
Outstanding at March 31	34,500	34.00	32,000	34.00	–	–

At March 31, 2004 were 34,500 shares outstanding with an exercise price of U.S. $34 with a remaining contractual life of nine years and 8,625 shares were exercisable.

Entriq (Mauritius) Limited

On May 6, 2003 Entriq (Mauritius) Limited established the Entriq Share Trust ("the Entriq Plan"), in terms of which it can award options, but for no more than 15% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2004 there were 104,600 shares outstanding with a remaining contractual life of nine years with an exercise price of U.S. $1.30 and 26,150 shares were exercisable.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS (continued)

United Broadcasting Corporation Public Company Limited ("UBC")

On December 12, 2000 UBC established the UBC Employee Securities Option Plan ("the UBC plan"), in terms of which it can award options, but for no more than 3.95% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (Baht)	Shares	price (Baht)	Shares	price (Baht)

Activity in terms of the UBC Plan is as follows:
Outstanding at April 1	26,157,000	10.00	28,700,200	10.00	–	–
Granted	–	–	–	–	29,282,000	10.00
Exercised	(8,554,200)	10.00	(2,136,800)	10.00	(435,400)	10.00
Forfeited	(499,600)	10.00	(406,400)	10.00	(146,400)	10.00
Outstanding at March 31	17,103,200	10.00	26,157,000	10.00	28,700,200	10.00

At March 31, 2004 there were 17 103 200 options outstanding and exercisable under the UBC plan with a remaining average contractual life of 6.75 years and an exercise price of 10 baht.

Tencent Holdings Limited

On July 27, 2001 Tencent Holdings Limited established a share option scheme ("the Tencent plan"), in terms of which it can award options, but for no more than 5% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (CNY)	Shares	price (CNY)	Shares	price (CNY)

Activity in terms of the Tencent Plan is as follows:
Outstanding at April 1	62,561,100	0.05	57,678,600	0.05	–	–
Granted	10,464,230	13.77	4,882,500	0.05	57,678,600	0.05
Forfeited	(533,680)	1.62	–	–	–	–
Outstanding at March 31	72,491,650	2.02	62,561,100	0.05	57,678,600	0.05

At March 31, 2004 there are 62,088,600 options outstanding with an exercise price of CNY0.05 and 10,403,050 options with an exercise price of CNY13.77. The average remaining contractual life of the options is 7.75 years. At March 31, 2004 there are 29,823,675 options exercisable at a price of CNY0.05.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS (continued)

Electronic Media Network Limited ("M-Net")

On June 12, 1991 M-Net established the M-Net Share Trust ("the M-Net plan"), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested shares or options are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on March 24, 2004. The linked units were exchanged for 574,726 Naspers Class N ordinary shares after March 31, 2004.

Activity in terms of the M-Net Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)
Outstanding at April 1	11,802,009	1.19	10,713,888	1.20	14,064,982	1.13
Granted	133,051	1.07	2,944,952	1.01	231,100	0.93
Exercised	(6,245,193)	1.38	(1,459,133)	0.85	(1,657,465)	0.94
Forfeited	(392,579)	1.00	(397,698)	1.27	(1,924,729)	0.87
Outstanding at 31 March	5,297,288	0.98	11,802,009	1.19	10,713,888	1.20

The following table summarizes information about the share allotments outstanding at March 31, 2004:

	Shares outstanding			Shares currently exercisable
Range of exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR)
0.01 – 0.99	1,732,393	4.83	0.69	1,207,473	0.64
1.00 – 1.40	3,182,320	8.68	1.02	110,293	1.12
1.41 – 1.80	800	3.00	1.57	800	1.57
1.81 – 1.97	381,775	3.08	1.96	381,495	1.96
	5,297,288			1,700,061

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  EQUITY COMPENSATION BENEFITS (continued)

SuperSport International Holdings Limited ("SuperSport")

On June 12, 1991 SuperSport established the SuperSport Share Trust ("the SuperSport plan"), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested shares or options are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of SuperSport, including the SuperSport Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on March 24, 2004. The linked units were exchanged for 525, 228 Naspers Class N ordinary shares after March 31, 2004.

Activity in terms of the SuperSport Plan is as follows:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (ZAR)	Shares	price (ZAR)	Shares	price (ZAR)

Outstanding at April 1	11,802,009	3.81	10,713,888	3.35	14,064,982	3.34
Granted	133,051	5.53	2,944,952	5.22	231,100	4.85
Exercised	(6,245,193)	3.17	(1,459,133)	3.27	(1,657,465)	3.30
Forfeited	(392,579)	4.62	(397,698)	3.75	(1,924,729)	3.52
Outstanding at March 31	5,297,288	4.55	11,802,009	3.81	10,713,888	3.35

The following table summarizes information about the share allotments outstanding at March 31, 2004:

	Shares outstanding			Shares currently exercisable
Range of exercise price (ZAR)	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (ZAR)	Exercisable at March 31, 2004	Weighted average exercise price (ZAR)

0.01 - 1.00	3,334	–	0.60	3,334	0.60
1.01 - 2.50	62,269	0.19	1.26	62,269	1.26
2.51 - 5.00	2,046,641	4.65	3.48	1,524,025	3.24
5.01 - 6.25	3,185,044	8.68	5.30	110,433	5.81
	5,297,288			1,700,061

On February 17, 2003, a cash and share distribution was approved by the shareholders of SuperSport. SuperSport distributed a total of 11,386,277 Naspers Class N ordinary shares to its shareholders, including the SuperSport plan. As at March 31, 2004 the SuperSport plan is holding 360,406 Naspers Class N ordinary shares received from this distribution.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTEDACCOUNTING PRINCIPLES

The group’s consolidated annual financial statements are prepared in accordance with statements of Generally Accepted Accounting Practice in South Africa ("SA GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). Such differences include methods for measuring and presenting the amounts shown in the consolidated annual financial statements, as well as additional disclosures required by US GAAP. The principle differences between SA GAAP and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net profit/(loss) for each of the three years ended March 31, 2004, 2003 and 2002 and total shareholders' equity as at the years ended March 31, 2004 and 2003. During the fiscal year ended March 31, 2004 the group changed its method of accounting for joint ventures under SA GAAP from the equity method to proportionate consolidation. This change required retroactive restatement which adjusted the previously reported net profit and shareholders' equity balances under SA GAAP (see Note 4). Corresponding adjustments to the US GAAP reconciliation were made, as this change in accounting policy did not impact the net profit or shareholders' equity under US GAAP. For the convenience of understanding these adjustments, a consolidated income statement and consolidated balance sheet prepared in accordance with US GAAP have been presented on page F-102 and F-103.

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Net profit/(loss) under SA GAAP	371,414	333,142	(1,947,126)

US GAAP adjustments:

(a) Business combinations	–	–	(2,316,770)
(i) Date of acquisition	–	–	–
(ii) Value of purchase consideration	–	–	(2,299,287)
(iii) Acquired in-process research and development	–	–	(17,483)
(iv) Value of purchase consideration	–	–	–

(b) Reinstatement of goodwill written off to reserves	–	–	(971,430)
(c) Reinstatement of other intangible assets written off to reserves	(95,576)	(159,913)	(229,503)
(d) Impairment of goodwill	–	(122,920)	(5,469,895)
(e) Impairment of other intangible assets	–	(50,136)	–
(f) Purchase of minority interests (successive acquisition), net	135,751	16,438	–
(g) Stock based compensation	(129,841)	(14,959)	(103,391)
(h) Provision for teach out costs	(10,271)	(21,386)	52,261
(i) Write-back of asset impairment	17,696	1,284	(10,269)
(j) Amortization of goodwill and other intangible assets with indefinite lives	156,210	172,523	–
(k) Adjustment to dilution gains/(losses	–	122	(253,592)
(l) Unrealised gains and losses on marketable securities	–	7,613	(179,268)
(m) Derivative financial instruments	47,020	(794,138)	232,476
(n) Post-retirement employee benefits	(14,636)	(27,329)	(34,200)
(o) Discontinuing operations	1,235	(2,512)	(504)
(p) Software and website development costs	–	(74,610)	–
(q) Proportionate consolidation	–	(502)	23,876
Effect of adjustments on taxation	16,295	187,772	110,198
Effect of adjustments on minority interests	–	187,971	5,850,172

Profit/(loss) under US GAAP before change
in accounting principle	495,297	(361,540)	(5,246,965)
(d) Cumulative effect of change in accounting principle	–	(531,520)	18,434
Net profit/(loss) under US GAAP	495,297	(893,060)	(5,228,531)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2004	2003
	R'000	R'000

Total shareholders’ equity under SA GAAP	3,182,474	3,503,647

US GAAP adjustments:

(a) Business combinations	(318,851)	(346,746)
(i) Date of acquisition	196,436	168,541
(ii) Value of purchase consideration	(12,742)	(12,742)
(iii) Exchange of non-monetary assets	(502,545)	(502,545)
(iv) Acquired in-process research and development	–	–

(b) Reinstatement of goodwill written off to reserves	2,142,337	2,142,337
(c) Reinstatement of other intangible assets written off to reserves	360,143	449,490
(d) Impairment of goodwill	(1,526,114)	(1,526,114)
(e) Impairment of other intangible assets	(466,858)	(466,858)
(f) Purchase of minority interests (successive acquisition), net	(313,097)	(512,670)
(g) Stock based compensation	(183,900)	(69,547)
(h) Provision for teach out costs	20,604	30,874
(i) Write-back of asset impairment	2,349	(19,471)
(j) Amortization of goodwill and other intangible assets with indefinite lives	357,456	183,426
(k) Adjustment to dilution losses	(268,286)	(268,286)
(m) Derivative financial instruments	–	(647,721)
(n) Post-retirement employee benefits	(33,965)	(19,329)
(o) Software and website development costs	6,237	7,086
(q) Proportionate consolidation	48,481	46,397
Effect of adjustments on taxation	366,975	470,138
Effect of adjustments on minority interests	(187,118)	(177,555)

Total shareholders’ equity under US GAAP	3,188,867	2,779,098

(a)	Business combinations

Under both SA GAAP and US GAAP, the acquisitions of the group have been accounted for under the purchase method. Both SA GAAP and US GAAP require the purchase consideration to be allocated to the identifiable net assets acquired at their fair value at the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recorded as goodwill. Certain differences between SA GAAP and US GAAP in the application of the purchase method of accounting for business combinations arise as set out below:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i)  Date of acquisition

Under SA GAAP, prior to the implementation of AC131 "Business Combinations", the date on which earnings of an acquired entity were included in the group’s consolidated results of operations could be based on an effective date identified in the acquisition agreement when management control is ceded. Under US GAAP, when regulatory approval or other substantive conditions precedent exist, the consummation of the acquisition is not considered effective until such conditions are satisfied and irrevocable control of the company is obtained or consideration is exchanged. This adjustment includes the effect of reversing the results of operations and impact on shareholders’ equity for the period for which the acquired entities would not have been consolidated under US GAAP. The impact on goodwill and other intangible assets as a result of the different dates of acquisition under US GAAP, net of accumulated amortization, are included separately in notes (b) and (c) below.

In March 2004, the group completed the purchase of an additional effective 7.4% interest in Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"). For SA GAAP purposes, the purchase was deemed complete on the date the last condition precedent relating to the schemes of arrangement was satisfied. The initial offer made by Naspers included a purchase option to Johncom Holdings Limited, which was exercised in April 2004. Under SA GAAP, the value of the Naspers Class N ordinary shares ("the shares") to be issued as consideration in April 2004 was measured using the market value on the effective date of the transaction.

Under US GAAP, an acquisition is generally recorded on the date consideration is exchanged or possibly at an earlier date provided effective control has passed. As the exchange for Naspers Class N ordinary shares for shares in M-Net and SuperSport had not occurred at March 31, 2004, the transaction will be recognized as of the settlement date, April 13, 2004, for US GAAP purposes and the results of operations related to the additional interest for M-Net and SuperSport will be included in the consolidated results of the company at that time. At the date the acquisition was recorded subsequent to year end, the purchase price was separately determined under US GAAP which will result in additional differences between US and SA GAAP in 2005.

The purchase price of the acquisition under US GAAP of Rand 538.8 million was based on the value of the shares issued with other adjustments related to the costs of the acquisition and exceeded the purchase price under SA GAAP by Rand 35.6 million. Under US GAAP, the value of the 17,532,061 shares, was measured using the average market value of the shares a few days before and after the date in which consideration was fixed. In addition, the cost of the acquisition included the cost of acquiring the share options outstanding of M-Net and SuperSport.

Finally, the group had a written commitment to sell to Johncom a portion of the shares re-purchased as a result of this transaction. Under US GAAP, this is considered a contingent option based on the price of the shares repurchased upon consummation of the transaction. The exercise of this option resulted in a reduction of the purchase price of the acquisition. Under SA GAAP, the value of the proceeds of the commitment to sell M-Net and SuperSport shares was less than the acquisition price of those shares. Therefore, the group recorded a unrealized loss as part of shareholders’ equity related to these marketable securities as of March 31, 2004.

The unaudited pro forma consolidated financial information at April 1, 2004 illustrates the effects of:

•	the issuance of 17,532,061 Naspers N ordinary shares to acquire the additional effective 7.4% stake in M-Net and SuperSport on April 13, 2004.

The unaudited pro forma consolidated information has been prepared by applying pro forma adjustments to the historical consolidated financial information of Naspers in conformity with US GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

A condensed balance sheet incorporating the impact of this transaction which for US GAAP will be recorded as of April 13, 2004 on each major asset and liability caption of the acquired entity as of April 1, 2004 is presented below in accordance with US GAAP:

R'000

Non-current assets	6,941,886
Current assets	5,137,734

TOTAL ASSETS	12,079,620

Shareholders' equity	3,950,389
Minority interest	187,253
Non-current liabilities	3,221,857
Current liabilities	4,720,121

TOTAL EQUITY AND LIABILITIES	12,079,620

As a result of this acquisition, the group will record brand names and goodwill of approximately Rand 12.6 million and Rand 533.0 million, respectively. All of the goodwill, none of which is deductible for tax purposes, will be recorded in the pay television segment.

(ii)    Value of purchase consideration

Under SA GAAP, the value of the OpenTV shares issued as consideration for the Spyglass acquisition in fiscal year 2001 and the value of the additional 18.59% interest Naspers acquired in M-Web Holdings Limited in fiscal year 2002 in exchange for Naspers Class N ordinary shares were measured using the market value of the respective shares on the consummation dates of the transactions. Under US GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of OpenTV options issued to replace Spyglass options is recorded as part of the purchase consideration, based on the fair value of the options outstanding at the acquisition date. As a result, the value of the purchase consideration and the related dilution gain (refer to (l) below) under US GAAP was Rand 8.0 billion higher than under SA GAAP for the Spyglass acquisition. The value of the purchase consideration was Rand 15.6 million lower for the M-Web transaction than that recorded under SA GAAP. The difference in the value of the purchase consideration was allocated to goodwill under US GAAP and was being amortized over five years prior to the adoption of FAS 142 on April 1, 2002. Accordingly, this adjustment includes the additional goodwill amortization charge of Rnil (2003: Rand nil, 2002: Rand 2.3 billion), before minority interest of Rand nil (2003: Rand nil, 2002: Rand 1.9 billion).

(iii)    Exchange of non-monetary assets

In March 2000, the group completed the second phase of a marketable securities swap based on a previously agreed exchange ratio with a third-party to exchange shares the group held in M-Cell Limited for shares in MIH Holdings Limited and M-Web Holdings Limited. Under SA GAAP, the gain recorded and cost of investments acquired were based on the value of the shares received. Under US GAAP, the gain recorded and cost in the investments acquired were based on the market value of the shares surrendered on the dates that the exchanges were consummated. This adjustment decreases the goodwill recognized under SA GAAP and subsequently written off to reserves by Rand 502.5 million which has been reinstated under US GAAP (refer to note (b)).

(iv)    Acquired in-process research and development

In July 2001, a subsidiary of the group completed the acquisition of a 100% interest in Static. Under US GAAP, the Rand 17.5 million (before minority interest of Rand 14.6 million) identified as in-process research and development from the acquisition is charged to expenses in fiscal year 2002 since the projects had not yet reached technological feasibility and had no future alternative use.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Reinstatement of goodwill written off against reserves

Under SA GAAP, prior to the implementation of AC131 "Business combinations", goodwill recorded on acquisitions prior to April 1, 2000 was written off against retained income in the year of acquisition. For purposes of US GAAP prior to the adoption of FAS 142, "Goodwill and other intangible assets", all goodwill written off against retained income under SA GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight-line method over its estimated useful life of three to five years. This adjustment to goodwill also reverses the amortization charge of goodwill recorded under SA GAAP relating to the post July 1, 2001 acquisition of Static of Rand 48.8 million (before minority interest of Rand 40.8 million) and the goodwill related to the acquisition of an additional interest in M-Web of Rand 7.8 million (before minority interest of Rand 4.5 million). Upon adoption of FAS 142 on April 1, 2002, the group no longer amortizes goodwill and tests goodwill by reporting unit annually for impairment.

(c)	Reinstatement of other intangible assets written off against retained income

Under SA GAAP, prior to the implementation of AC129 "Intangible assets", patents, trademarks, title rights and similar other intangible assets acquired before April 1, 2000 were written off against retained income in the year of acquisition. Under US GAAP, all other intangible assets written off against retained income have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. Upon adoption of FAS 142 on April 1, 2002, none of the reinstated other intangible assets previously written off against retained income were determined to have an indefinite life and therefore all other intangible assets will continue to be amortized over their remaining estimated useful lives. This adjustment represents the capitalization of intangible assets, other than goodwill, written off against retained income prior to April 1, 2000, net of accumulated amortization to that date, and the additional amortization charge of Rand 95.6 million (2003: Rand 159.9 million, 2002: Rand 229.5 million) before minority interest of Rand nil (2003: Rand nil, 2002: Rand 52.1 million).
(d)	Impairment of goodwill
As at September 30, 2002, the group performed the transitional impairment test required under FAS 142 and compared the carrying value of each reporting unit to its fair value, which was based on discounted cash flows or market values for listed companies to determine whether there was an impairment. The impairment was then calculated based on an allocation of the fair value of the reporting unit and the implied value of goodwill based on that allocation. Upon completion of the transitional test, the group recorded an initial goodwill impairment of Rand 531.5 million related to mainly goodwill in the group’s internet operating segment and recorded this as a cumulative effect of change in accounting principle. The group also completed the annual impairment test required under FAS 142 as at March 31, 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value and determination of the implied value of goodwill. A goodwill impairment charge of Rand 122.9 million was recorded mainly related to goodwill in the group’s internet segment.

The group recorded a goodwill impairment charge of Rand 4.6 billion, before minority interest of Rand 3.8 billion, under SA GAAP for the year ended March 31, 2002 that related solely to OpenTV. As a binding sales agreement was reached for the sale of OpenTV on May 8, 2002, the net selling price was used in the determination of the goodwill impairment charge. Such charge reduced the goodwill held by OpenTV by Rand 4.6 billion from its carrying value of Rand 6.9 billion to Rand 2.3 billion, after which the group’s interest in the net assets of OpenTV equaled the agreed net selling price of Rand 1.9 billion.

At March 31, 2002, the total net asset value of OpenTV under US GAAP exceeded that under SA GAAP by Rand 8.6 billion, mainly related to the additional goodwill recorded in connection with the OpenTV’s acquisition of Spyglass (refer to item (a)(ii)). Under US GAAP, a goodwill impairment charge was recorded during the year ended March 31, 2002, as the carrying value of goodwill held by OpenTV exceeded its expected undiscounted cash flows. The impairment charge recorded was Rand 8.6 billion (less minority interest of Rand 7.2 billion), which represented the difference between the expected discounted cash flows and the US GAAP carrying value of OpenTV. The goodwill impairment adjustment of Rand 4.0 billion (less minority interest of Rand 3.4 billion) included in the reconciliation between SA GAAP and US GAAP represents the reversal of the goodwill impairment charge of Rand 4.6 billion (less minority interest of Rand 3.8 billion) recorded under SA GAAP and the inclusion of the goodwill impairment charge recorded under US GAAP. In addition to this amount is a further Rand 1.5 billion (less minority interest of Rand 42.3 million) impairment charge that relates to goodwill resulting from the group’s purchases of interests in MIH Limited and MIH Holdings Limited which have been attributed to their respective interests in OpenTV.

(e)	Impairment of other intangible assets

Under both SA GAAP and US GAAP, the carrying value of other intangible assets is reviewed whenever changes in circumstances indicate that the historical carrying value may not be appropriate. Intangible assets that were written off against retained income prior to April 1, 2000 under SA GAAP were reinstated as assets under US GAAP. For certain of the reinstated intangible assets in the group’s private education segment, the carrying value as at March 31, 2003 and March 31, 2001 exceeded the estimated future cash flows expected to result from these assets and therefore an impairment charge of Rand 50.1 million (less minority interest of Rand nil) and Rand 416.7 million (less minority interest of Rand 268.2 million) is included in fiscal years 2003 and 2001, respectively, to adjust the carrying value of these assets to their fair value.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Purchase of minority interests (successive acquisition), net

As discussed in note 3 to the consolidated annual financial statements, in December 2002 Naspers issued a total of 137,066,606 Class N ordinary shares to acquire the remaining minority interests in MIH Limited and MIH Holdings Limited that it did not already own. As the purchase of the minority interest was an increase in the existing ownership, the results of the operations of MIH Limited and MIH Holdings Limited were already included within the consolidated income statement. The minority interest from April 1, 2002 to December 31, 2002 was Rand 43.6 million.

The following tables reflect the reconciliation of the total consideration for MIH Limited and MIH Holdings Limited, the allocation of the excess of purchase consideration over the net assets acquired accounted for under US GAAP and the US GAAP purchase accounting adjustments:

R'000

Market value of shares issued	2,399,851
Fair value of options issued	2,437
Direct acquisition costs	52,312
Total consideration	2,454,600
Net assets acquired	906,562
Excess of purchase consideration over the net assets acquired	1,548,038

US GAAP purchase accounting adjustments:

Transmission equipment - leased	122,313
Subscriber base	518,493
Brand names	276,395
Patents and technology	–
Capitalized finance leases	(122,313)
Goodwill	570,780
Investment in joint ventures	378,203
Deferred taxation on adjustments	(195,833)
Excess of purchase consideration over the net assets acquired	1,548,038

Direct acquisition costs of R52 million, which have been capitalized to the purchase price, consisted of professional and legal fees.

The amortization periods of assets assigned from the excess of purchase consideration under US GAAP are:
Transmission equipment - leased	over the remaining lease period
Subscriber base	8 years
Patents and technology	5 years
Brand names	not amortized
Goodwill	not amortized

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The impact of these adjustments on the reconciliation of net profit and shareholders' equity, including impact of translation difference, between SA GAAP and US GAAP for the purchase of minority interests (successive acquisition) are as follows:

	31 March 2004	31 March 2003
	R'000	R'000
Difference between net income under SA GAAP and US GAAP
(aa) Goodwill amortization	156,328	21,489
(bb) Brand name amortization	20,379	4,744
(cc) Patents and technology amortization	17,549	5,039
(dd) Subscriber base amortization	(63,007)	(16,052)
(ee) Effect of adjustments on equity accounted results	(11,967)	(3,272)
Effect of adjustments on deferred taxation	16,469	4,490
Total difference between net income under SA GAAP and US GAAP related to acquisition of minority interests	135,751	16,438

	31 March 2004	31 March 2003
	R'000	R'000
Effect on shareholders' equity between SA GAAP and US GAAP
(aa) Goodwill	(848,005)	(1,081,971)
(bb) Brand names	(74,638)	(101,691)
(cc) Patents and technology	(58,490)	(92,708)
(dd) Subscriber base	416,540	495,070
(ee) Effect of adjustments on equity accounted investments	361,846	398,496
Effect of adjustments on deferred taxation	(110,350)	(129,866)
Total difference of cumulative effect on shareholders' equity between SA GAAPand US GAAP related to acquisition of minority interests	(313,097)	(512,670)

Due to the group’s change in accounting policy for joint ventures, differences in purchase accounting between SA GAAP and US GAAP for entities which are now proportionally consolidated under SA GAAP are presented in the line items they relate instead of grouped as part of adjustments on equity accounted investments as previously presented.

(aa) Goodwill

Under SA GAAP the total purchase consideration in a business combination includes the market value of shares issued determined on the date the shares are exchanged, effective in this transaction as at December 20, 2002, as well as direct acquisition costs related to the purchase. Under US GAAP the total purchase consideration includes the average market value of shares issued and the average market value of options issued to replace employee options acquired determined a few days before and after the acquisition is announced, determined to be September 26, 2002, as well as direct acquisition costs. Since goodwill is composed of the remainder of the excess purchase price not allocated to the fair values of other identified tangible and intangible assets and liabilities, the goodwill under US GAAP and SA GAAP differs initially by Rand 1,276.3 million based on the determination of differences in purchase consideration as well as due to differences in the net book values of minority interests acquired recorded under SA GAAP and US GAAP. Additionally, under SA GAAP goodwill is amortized over its estimated useful life not exceeding 20 years, whereas under US GAAP goodwill is not amortized.

(bb) Brand names

The value of brand names acquired has been calculated similarly between SA GAAP and US GAAP, however under SA GAAP other intangible assets are limited to amortization period of 20 years, whereas under US GAAP the brand names acquired were determined to have indefinite lives and therefore are not amortized.

(cc) Patents and technology

The value of patents and technology acquired has been calculated similarly between SA GAAP and US GAAP, however the underlying book values in the entities in which these assets are generated and the allocation of excess purchase price differ between SA GAAP and US GAAP and therefore the value under US GAAP is less by Rand 106 million at the date of acquisition.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(dd) Subscriber base

Under US GAAP the subscriber bases acquired in the successive acquisition have been considered to be non-contractual customer relationships since the average contract period for subscribers is approximately one to three months. However, based on historical evidence the group expects the economic useful lives of these subscribers to be approximately eight years. Under SA GAAP, other intangible assets can only be separately recorded if, among other conditions, the group is able to control the asset. Since the period of control over the subscriber is limited, the group has determined that the value of subscriber bases acquired cannot be separately recorded apart from goodwill.

(ee) Effect of adjustments on equity accounted investments

The allocation of the excess purchase consideration related to the successive acquisition was also undertaken for the group’s investments in associates and joint ventures. This excess was allocated based on the differences between the assessed fair value of assets and liabilities acquired and the underlying net book value accounted for under US GAAP. This difference was allocated to the respective assets and is amortized over the estimated useful lives of the underlying assets in those entities, if applicable.

Pro forma information on acquisition of MIH Holdings Limited and MIH Limited minorities

The unaudited pro forma consolidated financial information gives pro forma effects as at April 1, 2001 and for the years ended on March 31, 2002 and 2003 to illustrate the effects of:

•	The issuance of 115,816,120 Naspers Class N ordinary shares to acquire the remaining minority interests in MIH Limited and MIH Holdings Limited and the issuance of 21,250,486 Naspers Class N ordinary shares to acquire the shares held by the MIH Limited and MIH Holdings Limited share trusts.

The unaudited pro forma consolidated information has been prepared by applying pro forma adjustments to the historical consolidated financial information of Naspers in conformity with SA GAAP and US GAAP. The pro forma consolidated income statements have been adjusted to reflect the acquisition of the MIH Holdings Limited and MIH Limited minority interests as at April 1, 2001. These pro forma adjustments exclude foreign exchange movements relating to the transaction. Profit on foreign exchange relating to the transaction (Rand 1.2 million), included in finance costs for the current year, has consequently been reversed. This is done to ensure consistent treatment. These unaudited pro forma results have been prepared for comparative purposes only, and do not purport to be indicative of the results of operations, which would have resulted had the acquisitions taken place on April 1, 2001.

Selected income statement information under SA GAAP is presented below:

	Pro forma	Pro forma
	March 31, 2003	March 31, 2002
	R'000	R'000

Revenue	12,203,907	10,699,905
Loss before exceptional items	(109,056)	(732,473)
Net profit/(loss) attributable to shareholders	360,376	(4,472,663)

Profit/(loss) per N ordinary share - basic (cents)	137	(1,710)

Selected income statement information under US GAAP is presented below:

	Pro forma	Pro forma
	March 31, 2003	March 31, 2002
	R'000	R'000

Revenue	11,208,593	9,861,412
Loss before exceptional items	(1,537,208)	(2,613,570)
Net loss attributable to shareholders	(889,583)	(9,206,535)

Loss per N ordinary share - basic (cents)	(338)	(3,521)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Stock based compensation

Under SA GAAP, the group does not recognize compensation expense for employee share option and share purchase plans. For US GAAP purposes, the group accounts for its share options granted to employees under Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("FAS 123"). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at the grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. For the year ended March 31, 2004 the group recorded a compensation charge relating to options issued to employees of Rand 129.6 million (2003: Rand 11.4 million, 2002: Rand 104.6 million) before minority interest of Rand nil (2003: Rand 3.3 million, 2002: Rand 67.7 million). For the year ended March 31, 2004, the group recorded a compensation charge of share options issued to non-employees of Rand 0.2 million (2003: Rand 3.6 million, 2002: income of Rand 1.2 million).

As permitted by FAS 123, for purposes of US GAAP, the group applies APB25 and related interpretations in accounting for its option plans. Had compensation costs for the group’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the group’s net profit/(loss) and net profit/(loss) per share under US GAAP would have decreased/(increased) to the pro forma amounts indicated below:

		2004	2003	2002
		(in thousands except per share data)

Net profit/(loss)	As reported	495,297	(893,060)	(5,228,531)
	Pro forma	577,749	(890,007)	(5,280,322)
Net profit/(loss) per N ordinary share	As reported	1.92	(5.06)	(35.89)
	Pro forma	2.24	(5.04)	(36.24)

The weighted average fair value of the options granted under the Naspers plan during 2004, 2003 and 2002 was Rand 16.03, Rand 12.93 and Rand 17.10 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	11.0%	11.0%
Expected dividend yield	0.6%	0.9%	0%
Expected stock price volatility	61.5%	67.7%	50.2%
Expected terms	4	6	7

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The weighted average fair value of the options granted under the Media24 plan during 2004, 2003 and 2002 was Rand 5.87, Rand 5.42 and Rand 4.03 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	11.0%	10.0%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94.3%	103.5%	50.8%
Expected terms	4	5	7

The weighted average fair value of the options granted under the Educor plan during 2004, 2003 and 2002 was Rand 0.77, Rand 0.50 and Rand 0.81. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	11.0%	11.2%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	52.8%	43.9%	109.5%
Expected terms	4	5	7

The weighted average fair value of the options granted under the Paarl Media plan during 2004, 2003 and 2002 was Rand 5.02, Rand 4.86 and Rand 3.83. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	11.0%	10.6%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94.3%	103.5%	30.8%
Expected terms	4	5	7

The weighted average fair value of the options granted under the MIH Holdings Limited plan during 2004, 2003 and 2002 was Rand 22.55, Rand 14.03 and Rand 7.07 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	11.0%	11.3%
Expected dividend yield	0.6%	0.9%	0%
Expected stock price volatility	61.5%	68.0%	84.0%
Expected terms	4	5	7

The weighted average fair value of the options granted under the MIH (BVI) Limited ADS plan during 2004 was U.S. $15.57. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

2004

Risk-free interest rate	2.7%
Expected dividend yield	0.6%
Expected stock price volatility	61.5%
Expected terms	4

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The weighted average fair value of the options granted under the MIH (BVI) Limited plan during 2004, 2003 and 2002 was Rand 22.13, Rand 15.32 and Rand 56.75 for MIH Limited, respectively. The fair values were calculated using the Black-Scholes option pricing method using the following assumptions:

	2004	2003	2002

Risk-free interest rate	9.8%	3.5%	5.3%
Expected dividend yield	0.6%	0.9%	0%
Expected stock price volatility	61.5%	67.6%	75.0%
Expected terms	4	5	7

The weighted average fair value of the options granted under the MIH QQ plan during 2004 and 2003 was Rand 22.21 and Rand 27.35. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003

Risk-free interest rate	2.6%	3.48%
Expected dividend yield	0.6%	0%
Expected stock price volatility	104.0%	110.0%
Expected terms	4	5.1

The weighted average fair value of the options granted under the Irdeto plan during 2004 and 2003 was U.S. $5.95 and U.S. $7.35. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003

Risk-free interest rate	3.2%	7.4%
Expected dividend yield	0%	0%
Expected stock price volatility	61.5%	75.0%
Expected terms	4	6

The weighted average fair value of the options granted under the Entriq plan during 2004 was U.S. $0.60. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

2004

Risk-free interest rate	2.9%
Expected dividend yield	0.0%
Expected stock price volatility	62.0%
Expected terms	4

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(h)	Provision for teach-out costs

As discussed in note 29 to the consolidated annual financial statements, the group approved a formal plan to terminate the operations of Lyceum College in September 2001. Due to the contractual obligations with the students that existed prior to the approval date, the group implemented a teach-out program that will allow the currently enrolled students to complete the courses. All outstanding courses under the teach-out program are expected to be completed by March 31, 2005. Under SA GAAP, a provision was established for all costs related to providing services under the existing contracts during the teach-out period. Under US GAAP, costs that will result in future benefit after the commitment date of an activity that will not continue are required to be expensed in the period they are incurred. This adjustment represents a reversal of the portion of the provision that is not eligible for accrual at March 31, 2004 and 2003 and to expense the cost as incurred under US GAAP thereafter.

(i)	Write-back of asset impairment

During the year ended March 31, 2004, the group eliminated a provision created under US GAAP maintained for assets that have been previously disposed of.

During the year ended March 31, 2002, the group reversed impairments of long-term assets under SA GAAP. Under US GAAP, impairment write-downs cannot be subsequently written back up to their historical carrying amounts. This adjustment eliminates the impairment reversal as recorded under SA GAAP and reverses subsequent depreciation recorded under SA GAAP on the higher asset balance.

(j)	Amortization of goodwill and other intangible assets with indefinite lives

Under SA GAAP, after the implementation of AC131, goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives. Following the adoption of FAS 142 on April 1, 2002, goodwill and other intangible assets with indefinite useful lives are no longer amortized under US GAAP, but reviewed annually for impairment. Intangible assets not subject to amortization include brand names of Rand 266.9 million at March 31, 2004 (2003: Rand 266.9 million) acquired in the purchase of minority interests. The 2004 and 2003 amortization charges on goodwill and intangible assets with indefinite lives recognized for SA GAAP has been reversed for US GAAP purposes. The impact of not amortizing goodwill on net loss for prior years is summarized below:

March 31
2002
R'000

Net loss
Net loss as reported under US GAAP	(5,228,531)
Add back: goodwill amortization	1,386,303
Net (loss)/income under US GAAP adjusted for SFAS 142	(3,842,228)

Basic and diluted (loss)/profit per N ordinary share:
Net (loss)/income per share as reported under US GAAP	(35.89)
Add back: goodwill amortization	9.52
Basis and diluted (loss)/profit per N ordinary share as reported under
US GAAP adjusted for SFAS 142	(26.37)

The estimated aggregate amortization expense for other intangible assets with finite lives including title rights, subscriber base, intellectual property rights and patents and technology under US GAAP for each of the five succeeding years, is as follows:

R'000
12 months to:
31 March 2005	97,192
31 March 2006	83,069
31 March 2007	74,560
31 March 2008	64,899
31 March 2009	62,491

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(k)	Adjustment to dilution (losses)/gains

During the years ended March 31, 2002 and 2001, certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the group’s ownership in these entities. The most significant of these transactions was the acquisition of Spyglass (refer to (a)(ii)) in the year ended March 31, 2001 and Static in the year ended March 31, 2002. Under SA GAAP, the group has recorded dilution (losses)/gains resulting from these transactions as the value received for the subsidiaries’ shares issued were (less than)/greater than the group’s carrying value prior to the transactions. Generally, the calculation of, and accounting for, dilution gains and losses is similar under US GAAP as it is under SA GAAP. However, the calculation of the dilution gain or loss under US GAAP is determined using the carrying value of the subsidiaries’ net assets based on US GAAP and the fair value of purchase consideration, as determined under US GAAP, either of which may differ with SA GAAP.

(l)	Unrealized gains and losses on marketable securities

Prior to April 1, 2003, under SA GAAP the group recorded unrealized gains and losses on marketable debt and equity securities in the income statement. Under US GAAP, FAS 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that unrealized gains and losses be recorded within shareholders’ equity as a component of Other Comprehensive Income until they are realized. During fiscal year 2001 the group wrote down marketable securities to their current market value. Under SA GAAP the write-down to current market value was included in determination of net profit for the year ended March 31, 2001. The investments to which these unrealized losses referred were sold during fiscal year 2002 and therefore this adjustment reverses the unrealized loss recorded in Other Comprehensive (Loss)/Income under US GAAP to net loss under US GAAP. As at March 31, 2003, the group recorded unrealized profits on its marketable equity securities in the income statement which has been reversed to other comprehensive income under US GAAP.

(m)	Derivative financial instruments

Under SA GAAP, the group adopted AC133 "Financial instruments: Recognition and Measurement", as of April 1, 2003. For US GAAP purposes, FAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138 was adopted by the group as at April 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. The adoption of AC133 in regards to financial instruments results in the inclusion of all derivatives, including embedded derivatives, on the balance sheet with an offsetting entry to equity upon adoption. Under US GAAP, the impact of the embedded derivatives was recorded as an adjustment to net profit in the current year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)	Post-retirement employee benefits

The group maintains a number of post-retirement medical benefit plans. Under the plans, active plan participants and retirees contribute to the medical benefit plan based upon average per capita costs of coverage for the entire plan group. This practice provides an additional post-retirement benefit to the extent that retirees are contributing less than actual costs they incur for healthcare. Under US GAAP, the benefit obligation has been calculated as of March 31, 2004 and March 31, 2003 as the portion of the future cost of retiree healthcare benefits not recovered through retiree contributions (i.e. excluding the effective cross-subsidy provided by active plan participants’ contributions). Under SA GAAP, the post-retirement benefits other than pensions obligation is calculated based upon the obligations and contributions of active and retiree plan members combined (i.e. inclusive of the cross-subsidy).

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Change in benefit obligation
Benefit obligation at April 1	261,230	277,600	247,200
Service cost	6,363	9,140	8,200
Interest cost	28,352	35,430	31,500
Actuarial (gain)/loss	(42,170)	(50,660)	–
Settlement gain	(92,883)	–	–
Benefits paid	(7,183)	(10,280)	(9,300)

Benefit obligation at March 31	153,709	261,230	277,600

The assumptions utilized to determine the benefit obligation and the net healthcare cost at and as of the year ended March 31, 2004 are listed below:

Benefit obligation

Rate of future healthcare inflation per annum (a)	7.5%
Discount rate per annum	9.0%

Net Healthcare Cost

Rate of future healthcare inflation per annum (a)	9.5%
Discount rate per annum	11.0%

(a) In regards to the future healthcare inflation assumption, the initial trend and ultimate trend are the same.

The expected employer benefit payments for the next five years and cumulatively thereafter following March 31, 2004 is presented below:

R'000
Period
Year ending March 31, 2005	7,284
Year ending March 31, 2006	7,979
Year ending March 31, 2007	8,768
Year ending March 31, 2008	9,659
Year ending March 31, 2009	10,632
April 1, 2009 to March 31, 2014	71,183

The post-retirement medical benefit plans are unfunded. The group’s best estimate of expected contributions for the next year equals the expected benefit payment of Rand 7.3 million.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Net periodic post-employment cost under US GAAP includes the following components:

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Net period post-retirement benefit cost charged to operating profit
Service cost	6,363	8,200	4,800
Interest cost	28,352	31,500	22,300
Amortization of transition obligation	8,750	8,800	8,800
Recognized net actuarial loss	–	1,800	–

Net post-retirement benefit cost charged to operating profit	43,465	50,300	35,900

The actuarial and recorded liabilities for post-retirement health care benefits, none of which are funded, under US GAAP are as follows:

	March 31
	2004	2003
	R'000	R'000
Funded status at 31 March

Funded status	(153,710)	(261,230)
Unrecognized transition obligation	25,886	113,640
Unrecognized net actuarial gain	(30,169)	(6,120)

Net amount recognized pension cost	(157,993)	(153,710)

At March 31, 2004 an amount of Rand 158.0 million (2003: Rand 153.7 million) is recognized in the balance sheet relating to the accrued benefit liability attributable to these plans.

During the year, the group entered into an agreement with certain of its employees regarding their post-employment benefits. Under the terms of this agreement, the group will no longer offer post-employment medical benefits to its employees. Instead, upon retirement, the employee will receive a payment of an agreed-upon lump sum amount equivalent to the current value of the past service liability for post-employment benefits to be terminated as a result of this agreement. The employee will only receive this amount upon retirement.

In order to fund these payments, the group entered into a contract with an independent third party whereby the group will make payments, commencing in fiscal 2005, to the third party and the third party will facilitate the payments to be made to the employees upon their retirement.

In order to compensate for the future service liability forfeited on behalf of the employee, the group agreed with all employees that it would make specified monthly payments into a fund on behalf of the employees. These amounts are immediately vested to the employee. No contributions have yet been made by March 31, 2004 to this fund.

In accordance with US GAAP, the group may recognize a settlement of a post-employment or pension liability upon full and irrevocable release of the group’s responsibility for future benefits. In the current year, a gain of Rand 93 million was recorded upon settlement of the liability. This gain was completely offset by the unrecognized transition liability and unrecognized actuarial losses.

A one percentage point increase in the assumed health-care cost inflation would increase the accumulated post-retirement benefit obligation as at March 31, 2004 by Rand 22.6 million (2003: Rand 52.3 million) and the net period post-retirement benefit cost for 2004 by Rand 2.4 million (2003: Rand 7.8 million, 2002: Rand 9.7 million). A one percentage point decrease in the assumed health-care cost inflation would decrease the accumulated post-retirement benefit obligation as at March 31, 2004 by Rand 18.5 million (2003: Rand 41.0 million) and the net period post-retirement benefit cost for 2004 by Rand 2.0 million (2003: Rand 6.0 million, 2002: Rand 4.7 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(o)	Software and website development costs

Under SA GAAP, prior to the adoption of AC432, "Intangible assets - website costs" which the group adopted effective on April 1, 2002, costs incurred for internally generated software and website development have been expensed as incurred. Under US GAAP, certain direct and indirect costs associated with the acquisitions or development of internal use software and website development are required to be capitalized. Once the software and website development is completed and the software and website is ready for its intended use, capitalized costs are amortized over their respective estimated useful lives. This adjustment represents the capitalization of costs previously expensed under SA GAAP and the related amortization over an estimated useful life of three years.

(p)	Discontinued operations

As discussed in note 29, the group entered into an agreement to dispose of its interest in OpenTV on 8 May 2002. Under SA GAAP, the net assets in OpenTV were written down to the net selling price of Rand 1.7 billion as at March 31, 2002. Under US GAAP, OpenTV did not meet the requirements of a discontinuing operation. Due to a FAS 121 impairment of goodwill, the net assets in OpenTV were written down to the expected discounted cash flows as at March 31, 2002 under US GAAP. In fiscal year 2003, the results of operations of OpenTV up to the disposal date in August 2002 have been presented as discontinued under US GAAP, which resulted in a profit on disposal of Rand 668.8 million, due mainly to the release of the cumulative translation adjustment under US GAAP of Rand 1.36 billion.

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Loss from discontinued operations	–	(140,810)	(1,787,176)

OpenTV	–	(140,810)	(1,631,456)
Mindport Broadband	–	–	(155,720)

Profit/(loss) on disposal	–	668,837	(877,831)

OpenTV	–	668,837	(761,461)
Mindport Broadband	–	–	(116,370)

	–	528,027	(2,665,007)

(q)	Proportionate consolidation

Under SA GAAP, the group proportionately consolidates its interests in jointly controlled entities ("Joint Ventures"). This benchmark treatment in AC119 "Joint Ventures" results in the group reporting in its consolidated financial statements the proportionate share of the income, expenses, assets and liabilities of the joint venture. Under US GAAP, interest in joint ventures is accounted for in accordance with APB No. 18 "The Equity Method of Accounting for Investments in Common Stock". Under the equity method, the investment is initially recognized at cost and the carrying amounts is increased or decreased to recognize the investor’s share of the profits or losses of the investee after the date of acquisition. If under the equity method the group’s share of losses of a joint venture equals or exceeds the carrying amount of its investment, the group ordinarily discontinues equity accounting. Additional losses are provided for to the extent that the group has incurred obligations or made payments on behalf of the joint venture that the group has guaranteed or otherwise committed. Accordingly, operating profit/(loss) may be different between SA GAAP and US GAAP with the joint venture losses fully accounted for under SA GAAP but potentially limited under US GAAP. Differences in US GAAP and SA GAAP equity relates to the cumulative difference of such losses allowed for under proportional consolidation.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Additional Disclosure requirements

Presentation in the financial statements - consolidated income statements

Under SA GAAP, operating profit/(loss) may be shown before specific exceptional costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net (loss)/profit attributable to shareholders. Presentation of operating profit/(loss) before certain costs and additional earnings per share data is allowable when management believes that it provides useful information to an investor and presents a true and fair view of the group’s results. Under US GAAP, items such as asset impairments, restructuring costs and other items would be included within operating profit/(loss). Earnings per share may only be presented on a basic and diluted basis for profit and loss from continuing operations, discontinuing operations and net (loss)/profit for the period. Accordingly, operating profit/(loss) would differ between US GAAP and SA GAAP and the presentation of "earnings before interest, taxation, depreciation and amortization and impairment" and "operating profit/(loss) before goodwill amortization and impairment" as well as "headline loss per N ordinary share", "dividend per N ordinary share", "dividend per A ordinary share", "proposed dividend per A ordinary share" and "proposed dividend per N ordinary share" are not allowed under US GAAP. An income statement prepared in accordance with and in a format prescribed by US GAAP is presented on page F-102.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements - discontinuing operations

Lyceum College

In September 2001, the group approved a formal plan to terminate the operations of Lyceum College. Under SA GAAP, the results of Lyceum College have been presented separately in the primary financial statements as a discontinuing operation as at March 31, 2002. Under US GAAP, the discontinuance of operations of Lyceum College do not qualify for separate presentation as a discontinuing operation as at March 31, 2004, 2003 and 2002.

To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated income statements under US GAAP in a format consistent with the presentation of US GAAP consolidated income statements, as if Lyceum College were presented as a continuing operation and after processing the adjustments in (a) to (q), all of which are discussed above.

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Net revenues	11,526,068	11,208,593	9,861,412
Operating expenses	(10,483,462)	(11,271,620)	(12,217,193)
Operating profit /(loss)	1,042,606	(63,027)	(2,355,781)
Finance costs	(356,641)	(388,517)	(566,850)
Income from investments	144	20	86,624
Share of equity-accounted results	191,742	(502,029)	273,107
Loss on sale and dilution of interest in subsidiaries, joint venture and associates, net	(8,884)	(1,063)	(543,755)
Profit/(loss) from continuing operations before tax, minority interest and change in accounting principle	868,967	(954,616)	(3,106,655)
Income tax	(245,895)	32,834	(98,079)
Profit/(loss) from continuing operations before minority interest and change in accounting principle	623,072	(921,782)	(3,204,734)
Minority interest	(127,775)	32,215	622,776
Profit/(loss) from continuing operations before change in accounting principle	495,297	(889,567)	(2,581,958)
Discontinued operations	–	528,027	(2,665,007)
Profit/(loss) before change in accounting principle	495,297	(361,540)	(5,246,965)
Cumulative effect of change in accounting principle	–	(531,520)	18,434
Net profit/(loss) attributable to shareholders	495,297	(893,060)	(5,228,531)

Weighted average N ordinary shares outstanding	258,151,369	176,555,904	145,691,868
Diluted weighted average N ordinary shares outstanding	265,525,780	182,161,140	151,297,104

Basic and diluted profit/(loss) per N ordinary share:
Continuing operations	1.92	(5.04)	(17.72)
Discontinuing operations	–	2.99	(18.29)
Cumulative effect of change in accounting principle	–	(3.01)	0.12
	1.92	(5.06)	(35.89)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements - consolidated balance sheets

To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets under US GAAP.

	March 31
	2004	2003
	R'000	R'000

ASSETS

Non-current assets
Property, plant and equipment	3,046,258	3,592,461
Goodwill and other intangibles	1,767,684	2,253,871
Investments and loans	830,487	459,330
Available-for-sale investments	367,060	961,333
Program and film rights	12,192	227,295
Deferred taxation	381,309	126,114
Total non-current assets	6,404,990	7,620,404

Current assets
Inventory	360,824	412,580
Program and film rights	194,004	403,973
Receivables	1,448,554	1,514,560
Embedded derivative asset	240,192	–
Available-for-sale investments	137,205	152,559
Restricted cash	369,370	142,900
Cash and cash deposits	2,162,959	2,649,217
Total current assets	4,913,108	5,275,789

TOTAL ASSETS	11,318,098	12,896,193

EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium	4,068,775	3,986,799
Other reserves	(11,656)	120,329
Retained income	(868,252)	(1,328,030)
Total shareholders' equity	3,188,867	2,779,098

Minority interest	187,253	257,379

Commitments and contingencies	–	–

Non-current liabilities
Post-retirement medical liability	205,020	165,585
Long-term liabilities	2,815,551	3,843,879
Deferred taxation	201,286	244,360
Total non-current liabilities	3,221,857	4,253,824

Current liabilities
Current portion of long-term liabilities	516,668	1,246,645
Provisions	64,838	49,724
Accounts payable, accrued expenses and other current liabilities	3,400,369	3,397,295
Foreign exchange contract liability	388,309	298,094
Bank overdraft and short-term loans	349,937	614,134
Total current liabilities	4,720,121	5,605,892

TOTAL EQUITY AND LIABILITIES	11,318,098	12,896,193

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements - treatment of certain financial asset investments

Under SA GAAP, the group holds certain financial asset investments that are related to certain long-term debt arrangements. For financial reporting presentation purposes these assets have been treated as a contra liability within long-term debt. Under US GAAP, in accordance with FIN 39 "Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB No. 105," these financial asset investments do not qualify for right of set-off with the long-term debt and therefore would be separately presented as marketable equity securities. The impact of this difference would be to increase marketable equity securities and increase long-term debt by Rand 367.1 million and Rand 961.3 million at March 31, 2004 and 2003, respectively, presented in accordance with US GAAP. The reclassification has been presented in the US GAAP consolidated balance sheets.

Comprehensive income/(loss)

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Net profit/(loss) under US GAAP	495,297	(893,060)	(5,228,531)
Other comprehensive income:
Foreign currency translations	(257,213)	(1,448,010)	1,065,571
Cumulative effect of adoption of FAS 133 from cash flow hedges	–	–	24,020
Net change in fair value of cash flow hedges	114,393	(270,504)	66,166
Capital contribution by minorities	–	–	–
Unrealized profits/(losses) on marketable securities	18,562	(7,024)	(95,848)
Reclassification of adjustments for realized losses included in net loss	–	–	17,307

Comprehensive income/(loss)	371,039	(2,618,598)	(4,151,315)

Cash flow information

Under SA GAAP, the consolidated cash flow statements are presented in accordance with AC118 "Cash flow statements". The statements prepared under AC118 present substantially the same information as that required under US GAAP as interpreted by FAS 95 "Statement of Cash Flows." However, the definition of cash flow differs between SA and US GAAP. Cash flow under SA GAAP represents increases or decreases in cash and cash equivalents, which comprises cash in hand and repayable on demand, restricted cash and overdrafts. Under US GAAP, cash flow represents increases or decreases in cash and cash equivalents, which include short term, highly liquid investments with original maturities of less than 90 days, and excludes restricted cash and overdrafts. Additionally, under US GAAP cash dividends paid would be included within financing activities whereas under SA GAAP they are treated as operating cash flows. The movement in restricted cash and overdrafts has been included within financing activities under US GAAP.

A summary of the group’s operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	March 31
	2004	2003	2002
	R'000	R'000	R'000

Net cash provided by/(used in) operating activities	1,692,260	1,128,894	(346,068)
Net cash (used in)/provided by investing activities	(534,092)	42,479	(1,087,955)
Net cash (used in)/provided by financing activities	(1,332,626)	(942,573)	768,027

Net (decrease)/increase in cash and cash equivalents	(174,458)	228,800	(665,996)
Cash and cash equivalents at beginning of year	2,649,217	2,876,003	2,774,574
Exchange adjustments	(311,800)	(455,586)	767,425

Cash and cash equivalents at end of year	2,162,959	2,649,217	2,876,003

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Segment information

Under FAS 131, "Disclosure about Segments of an Enterprise and Related Information", group management’s primary performance measure is defined as operating profit/(loss) before amortization and impairment, but including finance costs on transponder and transmitter finance leases. With the exception of the pay television segment, the performance measure under FAS 131 is consistent with operating profit/(loss) before amortization and impairment disclosed under SA GAAP in note 37 to the consolidated annual financial statements. Using group management’s primary performance measure under FAS 131, the segment results for the pay television segment would have been Rand 1,151.6 million, Rand 388.7 million profit and Rand 22.8 million loss for the three years ended March 31, 2004, 2003 and 2002, respectively and the consolidated segment total would have been Rand 1,619.3 million, Rand 467.9 million profit and Rand 108.5 million loss for the three years ended March 31, 2004, 2003 and 2002, respectively.

Provision for discontinued operations

The provision for discontinued operations at March 31, 2002 related to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of group’s Mindport Broadband operations. The retrenchment costs included in the provision amounted to Rand 22.7 million at March 31, 2002, in respect of approximately 40 employees. The group ceased the Mindport Broadband operations by March 31, 2002. The remaining provision at March 31, 2004 relates to amounts payable for the settlement of legal costs.

Certain risk concentrations

The group’s digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analogue signal is also transmitted to regional broadcast points through satellites. In addition, the group receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the group has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the group. Disruption of satellite transmissions could have a material adverse effect on the group.

The group does not have any single customer or related customers that generate more than 10% of the group’s revenues.

Program and film rights

The group accounts for fixed price program and film rights contracts and the portion of variable price program and film rights contracts for which the cost can be reliably measured as an asset and liability under AC129 "Intangible assets" and AC130 "Provisions, contingent liabilities and contingent assets". Under FAS 63 "Financial Reporting by Broadcasters" the asset and liability are recorded when the license period begins, the program is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP, sporting and other live event programs are therefore only accounted for when available for telecast. The different treatment does not have an impact on net (loss)/income or shareholders’ equity. The total assets as at March 31, 2004 relating to program and film rights decreased by Rand 425.1 million (2003: Rand 314.8 million) comprising a decrease in current assets by Rand 210.0 million (2003: Rand 201.4 million), non-current assets by Rand 215.1 million (2003: Rand 113.4 million). The total liabilities as at March 31, 2004 relating to program and film rights decreased by Rand 247.3 million (2003: Rand 314.8 million) comprising a decrease in current liabilities by Rand 125.4 million (2003: Rand 208.3 million), non-current liabilities by Rand 121.9 million (2003: Rand 106.5 million).

Secondary Tax on Companies ("STC")

STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after April 1, 1993, STC is only payable on undistributed earnings earned after April 1, 1993. STC is not included in the computation of deferred tax or the normal South African tax charge. These amounts are calculated at the statutory group tax rate on undistributed earnings of 30%. On declaration of a dividend, the group includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.

If the group distributed all of its undistributed retained earnings as at March 31, 2004, of which Rand 6,212 million (2003: Rand 5,612 million, 2002: Rand 5,098 million) would be subject to STC, the group would have to pay additional taxes of Rand 690.3 million (2003: Rand 623.6 million, 2002: Rand 566.5 million). If all the earnings attributable to shareholders for the year ended March 31, 2004 were distributed, the additional estimated STC charge would be Rand 66.7 million (2003: Rand 57.1 million, 2002: Rand 2.1 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING
   PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recently issued accounting standards

US GAAP

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"), an interpretation of ARB No. 51" (FIN 46) and in December 2003 issued FIN 46R, a revision of this interpretation. Under the revised interpretation, certain entities, known as Variable Interest Entities ("VIE’s"), must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. Certain measurement principles of this interpretation relating to VIEs created or acquired after January 31, 2003 are applicable for the fiscal year ended March 31, 2004. The group is in the process of evaluating the impact all potential VIE’s on its financial position and results of operations. The remaining disclosure and measurement requirements in the interpretation are effective for subsequent financial statements. The group has not yet completed its assessment of the remaining relationships that could have an impact on the disclosures included in the subsequent financial statements or on the results of operations or financial position in those periods.

In May 2003, the FASB issued FAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Certain provisions of SFAS 150 as they relate to the accounting and classification of mandatory redeemable financial instruments have been deferred until periods beginning after December 15, 2004.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in financial periods beginning after June 15, 2003 and is not expected to have a material impact on the group’s financial statements.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF 01-8 expands the scope of lease accounting to include many types of service and other arrangements which contain terms to use specified plant, property and equipment to the counterparty. Previously many of these types of agreements would not have been considered to be a lease. If arrangements meet the criteria specified in the interpretation they would be required to be accounted for in accordance with FASB No. 13, Accounting for Leases. The guidance under EITF 01-8 is to be applied to all arrangements agreed or committed to, or modified in the fiscal year beginning after May 28, 2003. For the group, it would apply this guidance effective April 1, 2004. The group is currently evaluating the impact of EITF 01-8 on its financial position and results of operations.

In April 2004, the EITF Issued EITF 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share. This EITF, which requires the use of a two-class method of computing basic EPS when participating securities exist, is effective for fiscal periods beginning after March 31, 2004 and requires restatement of prior period earnings per share amounts. As the group does not currently have participating rights associated with their shares, this EITF is not expected to have a material impact on the presentation of earnings per share in subsequent periods.

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